GK/MK/338/2008

08003491

SEC file: 82-5036

Płock, 23 June 2008

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N. W.

Washington, D.C. 20549

SEC
Mail Processing
Section

JUN 25 2008

Washington, DC
101

SUPPL

Polski Koncern Naftowy

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 27/2008 to 50/2008;
- PKN ORLEN S.A. Condensed Consolidated Financial Statements for the period of 3 months ended 31 March 2008 prepared in accordance with International Financial Reporting Standards;

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

Yours faithfully,

Magdalena Krzemińska

Investor Relations Department

PROCESSED

JUL 03 2008 A

THOMSON REUTERS

dw 7/1

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	16:29 20-Jun-08
Number	2282X16

RNS Number : 2282X
Polski Koncern Naftowy Orlen S.A.
20 June 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 50/2008 dated 20 June 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 20 June 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN034210708; value of the bond issue PLN 20,000,000 composed of 200 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 20 June 2008
- Redemption date: 21 July 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 464.70.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	List after EGM
Released	07:00 18-Jun-08
Number	9538W07

RNS Number : 9538W
Polski Koncern Naftowy Orlen S.A.
17 June 2008

Shareholders with at least 5% of total votes at EGM held on 13 June 2008

Regulatory announcement no 49/2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Extraordinary General Meeting of Shareholders of PKN ORLEN which was originally called on 13 June 2008 ("EGM").

No	Shareholder	Number of shares registered at EGM	Number of votes	Shareholder votes at EGM dated 13 June 2008 (%)	Share votes i numb votes
1	COMMERCIAL UNION OFE BPH CU WBK ul. Prosta 70 00-838 Warszawa	10 000 000	10 000 000	5,26%	
2	ING OTWARTY FUNDUSZ EMERYTALNY ul. Ludna 2 00-406 Warszawa	14 000 000	14 000 000	7,37%	
3	NAFTA POLSKA S.A. ul. Jasna12	74 076 299	74 076 299	38,99%	1

	00-113 Warszawa				
4	OTWARTY FUNDUSZ EMERYTALNY PZU "ZŁOTA JESIEŃ" Al. Jana Pawła II 24 00-133 Warszawa	12 000 000	12 000 000	6,32%	
5	STATE TREASURY REPRESENTED BY THE MINISTER OF THE STATE TREASURY ul. Krucza 36/Wspólna 6 00-522 Warszawa	43 633 897	43 633 897	22,97%	1

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Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Extraordinary General Meeting of Shareholders of PKN ORLEN which was originally called on 13 June 2008 ("EGM").

No	Shareholder	Number of shares registered at EGM	Number of votes	Shareholder votes at EGM dated 13 June 2008 (%)	Shareholder votes in total number of votes (%)
1	COMMERCIAL UNION OFE BPH CU WBK ul. Prosta 70 00-838 Warszawa	10 000 000	10 000 000	5,26%	2,34%
2	ING OTWARTY FUNDUSZ EMERYTALNY ul. Ludna 2 00-406 Warszawa	14 000 000	14 000 000	7,37%	3,27%
3	NAFTA POLSKA S.A. ul. Jasna12 00-113 Warszawa	74 076 299	74 076 299	38,99%	17,32%
4	OTWARTY FUNDUSZ EMERYTALNY PZU "ZŁOTA JESIEŃ" Al. Jana Pawła II 24 00-133 Warszawa	12 000 000	12 000 000	6,32%	2,81%
5	STATE TREASURY REPRESENTED BY THE MINISTER OF THE STATE TREASURY ul. Krucza 36/Wspólna 6 00-522 Warszawa	43 633 897	43 633 897	22,97%	10,20%

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	16:32 13-Jun-08
Number	7189W16

RNS Number : 7189W
Polski Koncern Naftowy Orlen S.A.
13 June 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 48/2008 dated 13 June 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby announces that on 13 June 2008 its subsidiary, Zakłady Azotowe Anwil SA ("Anwil"), purchased on the secondary market 302 bonds issued by PKN ORLEN, with a par value per bond amounting to 100,000 PLN ("Bonds"). The unit price of the Bond amounted to 99,708.10 PLN. The redemption of the bonds will take place on 30 June 2008 at their nominal value.

The yield on the bonds is based on market conditions.

The Bonds were purchased by Anwil in order to manage its short term liquidity.

The Bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Changes to the SB
Released	16:31 13-Jun-08
Number	7183W16

RNS Number : 7183W
Polski Koncern Naftowy Orlen S.A.
13 June 2008

Regulatory announcement no 47/2008 dated 13 June 2008
Changes to the PKN ORLEN Supervisory Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company") announces that the PKN ORLEN Extraordinary Meeting of Shareholders on 13 June 2008 dismissed from the Supervisory Board the following independent Members: Mr. Raimondo Eggink and Mr. Ryszard Stefanski.

At the same time the Extraordinary Meeting of Shareholders appointed to the Supervisory Board: Mr. Jaroslaw Roclawski and Ms. Angelina Sarota.

Mr. Jarosław Roclawski graduated from the Faculty of Social Science at Gdansk University. Mr. Roclawski is experienced in local-government and state administration and from 1995 to 1998 he worked at regional government of Gdansk voivodeship. From 1998 until 1999 he worked in the Ministry of Labour and Social Policy as advisor to the Minister, where he specialised in issues connected with State Fund for Rehabilitation of Disabled Persons activities. In 1999 until 2001 he was an adviser to the Minister of Interior and Administration. From 2001 until 2006 he was a plenipotentiary of president of a Sopot town for Secret Information Security. In 2006 he once again started working in Ministry of Interior and Administration and adopted a position of Director of Secret Information Security Bureau, he is also a member of department committee for adjudication the infringe of public finance discipline. Mr. Roclawski has security certification - domestic, NATO and EU. In 1999 he passed an exam for candidates for members

of Supervisory Board in State Treasury companies.

Ms. Angelina Sarota graduated from the Faculty of Law and Administration Jagiellonian University in Krakow, Domestic School of Public Administration and post diploma studies in Strategic Management of Human Resources at the Leon Kozminski Academy of Entrepreneurship and Management. She is a civil servant. From 2001 to 2003 she worked in Process Deputy Department and in Restructuring and Public Help Department at the Ministry of the State Treasury. At the Ministry of Science and Information in 2003 she was a ministerial advisor at the Minister's Office, from 2003 to 2005 she held the position of Director's Deputy at the Department of Strategy and Science Development, in 2005 she was acting as the Law Director. From November 2005 she is a director of the Law Department at the Chancellor of the Prime Minister. She has passed an exam for the member of supervisory boards of companies with the share of the State Treasury. She was a member of supervisory boards of the following companies: Cerg limited company in Gliwice, Chemar limited company in Kielce, Vice Chairman of the Supervisory Board of the Warsaw Technology Park S.A. Currently she holds the position of the Chairman of the Supervisory Board of PKS Zawiercie S.A.

Newly elected members of the Supervisory Board are not involved in any activity competitive with PKN ORLEN and are not partners of any competitive company. They are not members of any board of a competitive capital company and are not on the list of insolvent debtors kept on record on the National Court Register Act.

This announcement has been prepared pursuant to par. 5 section 1 subsection 21 and 22, and § 27 and § 28 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Resolutions after EGM 13/06/2008
Released	16:20 13-Jun-08
Number	7155W16

RNS Number : 7155W
Polski Koncern Naftowy Orlen S.A.
13 June 2008

Regulatory announcement no 46/2008 dated 13 June 2008
The full text of resolutions passed by EGM as of 13 June 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces the resolutions passed by the Extraordinary General Meeting of Shareholders of PKN ORLEN as of 13 June 2008.

RESOLUTION NO. 1.

OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the election of the Chairman of the Extraordinary General Meeting of Shareholders

§ 1

Pursuant to Article 409 § 1 sentence 1 of the Commercial Companies Code in conjunction with §5 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. elects Mr. Andrzej Leganowicz as the Chairman of the General Meeting of Shareholders.

§ 2

The resolution shall come into force upon its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 2.

OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the adoption of the agenda of the Extraordinary General Meeting of Shareholders

§ 1

The Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. adopts the following agenda:

1. Opening of the General Meeting of Shareholders.
2. Election of the Chairman of the General Meeting of Shareholders.
3. Confirmation of the proper convention of the General Meeting of Shareholders and its ability to adopt resolutions.
4. Adoption of the agenda.
5. Election of the Tellers Committee.
6. Changes in the composition of the Supervisory Board.
7. Conclusion of the General Meeting of Shareholders.

§ 2

The resolution shall come into force upon its adoption.

RESOLUTION NO. 3.

OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the election of the Tellers Committee

§ 1

Pursuant to § 8 of the Regulations of the General Meeting of Shareholders of

Polski Koncern Naftowy ORLEN S.A., the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. elects the following persons as members of the Tellers Committee:

- Marcin Kaminski
- Agnieszka Milke
- Maciej Maicki

§ 2

The resolution shall come into force upon its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 4.

OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the establishment of the number of members of the Supervisory Board

§ 1

Pursuant to § 14 item 1 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., the Extraordinary General Meeting of Shareholders establishes the composition of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. to consist of 9 persons.

§ 2

The resolution shall come into force upon its adoption.

RESOLUTION NO. 5.

OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the recall from the position on the Supervisory Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna

§ 1

Pursuant to § 8 item 2 pt. 2 of the Company Statutes, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. recalls Mr. Raimondo Eggink from the position on the Supervisory Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna.

§ 2

The resolution shall come into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 6.

OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the recall from the position on the Supervisory Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna

§ 1

Pursuant to § 8 item 2 pt. 2 of the Company Statutes, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. recalls Mr. Ryszard Stefanski from the position on the Supervisory Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna.

§ 2

The resolution shall come into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 7.

OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the appointment to the position in the Supervisory Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna

§ 1

Pursuant to § 8 item 2 pt. 2 of the Company Statutes, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. appoints Mr. Jaroslaw Stanislaw Roclawski to the position in the Supervisory Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna.

§ 2

The resolution shall come into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 8.

OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the appointment to the position in the Supervisory Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna

§ 1

Pursuant to § 8 item 2 pt. 2 of the Company Statutes, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. appoints Ms. Angelina Sarota to the position in the Supervisory Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna.

§ 2

The resolution shall come into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	List of shareholders after OGM 06/06/2008
Released	16:20 13-Jun-08
Number	7146W16

RNS Number : 7146W
Polski Koncern Naftowy Orlen S.A.
13 June 2008

Shareholders with at least 5% of total votes at EGM held on 6 June 2008
Regulatory announcement no 45/2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Ordinary General Meeting of Shareholders of PKN ORLEN which was originally called on 6 June 2008 ("OGM").

No	Shareholder	Number of shares registered at OGM	Number of votes	Shareholder votes at OGM dated 6 June 2008 (%)	Share votes i numt vote:
1	COMMERCIAL UNION OFE BPH CU WBK ul.Prosta 70 00-838 Warszawa	10 000 000	10 000 000	5,69%	
2	ING OTWARTY FUNDUSZ EMERYTALNY ul. Ludna 2 00-406 Warszawa	12 000 000	12 000 000	6,82%	
3	NAFTA POLSKA S.A.	74 076 299	74 076 299	42,12%	

	ul. Jasna12 00-113 Warszawa			
4	OTWARTY FUNDUSZ EMERYTALNY PZU "ZŁOTA JESIEŃ" Al. Jana Pawła II 24 00-133 Warszawa	10 000 000	10 000 000	5,69%
5	STATE TREASURY REPRESENTED BY THE MINISTER OF THE STATE TREASURY ul. Krucza 36/Wspólna 6 00-522 Warszawa	43 633 897	43 633 897	24,81%

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Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Ordinary General Meeting of Shareholders of PKN ORLEN which was originally called on 6 June 2008 ("OGM").

No	Shareholder	Number of shares registered at OGM	Number of votes	Shareholder votes at OGM dated 6 June 2008 (%)	Shareholder votes in total number of votes (%)
1	COMMERCIAL UNION OFE BPH CU WBK ul. Prosta 70 00-838 Warszawa	10 000 000	10 000 000	5,69%	2,34%
2	ING OTWARTY FUNDUSZ EMERYTALNY ul. Ludna 2 00-406 Warszawa	12 000 000	12 000 000	6,82%	2,81%
3	NAFTA POLSKA S.A. ul. Jasna12 00-113 Warszawa	74 076 299	74 076 299	42,12%	17,32%
4	OTWARTY FUNDUSZ EMERYTALNY PZU "ZŁOTA JESIEŃ" Al. Jana Pawła II 24 00-133 Warszawa	10 000 000	10 000 000	5,69%	2,34%
5	STATE TREASURY REPRESENTED BY THE MINISTER OF THE STATE TREASURY ul. Krucza 36/Wspólna 6 00-522 Warszawa	43 633 897	43 633 897	24,81%	10,20%

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Orlen Deutschland bought PKN ORLEN bonds
Released	07:00 11-Jun-08
Number	4250W07

RNS Number : 4250W
Polski Koncern Naftowy Orlen S.A.
10 June 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 44/2008 dated 10 June 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 10 June 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by ORLEN Deutschland in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN033100708; value of the bond issue EUR 25 000 000 (i.e. PLN 84 462 500 based on EUR/PLN average exchange rate as of 10 June 2008, stated by National Bank of Poland), composed of 1 000 bonds

with a nominal value of PLN 25 000 per bond (i.e. PLN 84 462.50 based on EUR/PLN average exchange rate as of 10 June 2008, stated by National Bank of Poland).
- Date of issue: 10 June 2008
- Redemption date: 10 July 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 907.12 (i.e. PLN 84 148.70 based on EUR/PLN average exchange rate as of 10 June 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
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Company	Polski Koncern Nft.
TIDM	POKD
Headline	New member of Supervisory Board
Released	17:10 06-Jun-08
Number	2207W17

RNS Number : 2207W
Polski Koncern Naftowy Orlen S.A.
06 June 2008

Regulatory announcement no 43/2008 dated 6 June 2008
Mr. Grzegorz Michniewicz appointed to the PKN ORLEN Supervisory Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company") announces that the PKN ORLEN Ordinary General Meeting of Shareholders on 6 June 2008 appointed Mr. Grzegorz Michniewicz to the Supervisory Board.

Mr. Grzegorz Michniewicz graduated from the Faculty of Law and Administration at Warsaw University. He also graduated in Post Diploma Studies on European Integration and International Safety at the Military University of Technology.

Mr. Michniewicz is experienced in administration work: in 1989 - 1998 he worked at the Chancellery of the Senate, from 1998 at the Chancellery of the Prime Minister, firstly as Director of the General Director Office, and in the years 1999 - 2007 as Security Office Director, Secret Information Security Attorney, Data Administrator - dealt among others with the security of secret information and personal data security. In years 2000 - 2001 he was the Secret Information Security Attorney at the Governmental Legislation Centre. He is a civil servant. He participated in domestic and foreign training and conferences regarding information security and international safety. He is an author of many publications on that subject. He is also an associate of several universities, where he deliveries lectures regarding information security. He possesses the highest security certificates - domestic, NATO and European Union. In 1998 he

passed an exam for candidates for members of State Treasury companies. From 4 January 2008 he has been the General Director at the Chancellor of the Prime Minister.

Mr. Grzegorz Michniewicz submitted a written statement that he is not involved in any activity that competes with PKN ORLEN; is not a partner of any competing company; and is not a member of any board of a competing incorporated company. Mr. Grzegorz Michniewicz also stated that he is not on the List of Insolvent Debtors kept on record by the National Court Register Act.

This announcement has been prepared pursuant to par. 5 section 1 subsection 22 and § 27 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	OGM resolutions
Released	16:56 06-Jun-08
Number	2153W16

RNS Number : 2153W
Polski Koncern Naftowy Orlen S.A.
06 June 2008

Regulatory announcement no 42/2008 dated 6 June 2008
Full text of resolutions passed by OGM as of 6 June 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "the Company") announces the resolutions passed by the Ordinary General Meeting of Shareholders of PKN ORLEN as of 6 June 2008.

The Ordinary General Meeting of Shareholders of PKN ORLEN passed resolution number 6 regarding the allocation of profits for 2007 and set the ex-dividend day as 1 August 2008 and the date for payment of the dividend as 1 September 2008. The company used the possibility of extension the period between the ex-dividend day and the day of dividend payment above 15 working days, in accordance to corporate governance rule number 6 of part IV of the "Code of Best Practice for WSE Listed Companies".

Setting the period between the ex-dividend day and the day of dividend payment longer than 15 working days is a result of the Company's care over the fair verification of data of shareholders entitled to receive the dividend and ensuring the correct fulfillment of the Company's obligations connected with the settlement of the dividend advance income tax payment. Due to the great number of PKN ORLEN shareholders and based on the Company's experience in the dividend settlement in the previous years, a period of 20 working days between the ex-dividend day and the day of dividend payment ensures the fair realisation of the above mentioned actions.

RESOLUTION NO. 1.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the election of the Chairman of the Ordinary General Meeting of Shareholders

§ 1

Pursuant to Article 409 § 1 sentence 1 of the Commercial Companies Code in conjunction with §5 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. elects Mr. Andrzej Leganowicz as the Chairman of the General Meeting of Shareholders.

§ 2

The resolution comes into force upon its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 2.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the adoption of the agenda of the Ordinary General Meeting of Shareholders

§ 1

The Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. adopts the following agenda:

1. Opening of the General Meeting of Shareholders.
2. Election of the Chairman of the General Meeting of Shareholders.
3. Confirmation of the proper convention of the General Meeting of Shareholders and its ability to adopt resolutions.
4. Adoption of the agenda.
5. Election of the Tellers Committee.
6. Examination of the report of the Management Board on the Company's

activities and the Company's financial statement and also the motion of the Management Board regarding the allocation of the profit for the financial year 2007.

7. Examination of the report of the Management Board on ORLEN Capital Group's activities and the ORLEN Capital Group's consolidated financial statement for the financial year 2007.
8. Examination of the report of the Supervisory Board complying with the requirements of the Commercial Companies Code and Best Practices of Companies Listed on the Warsaw Stock Exchange.
9. Adoption of the resolution regarding the approval of the report of the Management Board on the Company's activities and the Company's financial statement for the financial year 2007.
10. Adoption of the resolution regarding the approval of the report of the Management Board on ORLEN Capital Group's activities and the ORLEN Capital Group's consolidated financial statement for the financial year 2007.
11. Adoption of the resolution regarding the allocation of the profit for the financial year 2007.
12. Adoption of resolutions regarding the acknowledgement of the fulfilment of duties by the members of the Company's Management Board in 2007.
13. Adoption of resolutions regarding the acknowledgement of the fulfilment of duties by the members of the Company's Supervisory Board in 2007.
14. Expansion of the composition of the Supervisory Board.
15. Conclusion of the General Meeting of Shareholders.

§ 2

The resolution comes into force upon its adoption.

RESOLUTION NO. 3.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the election of the Tellers Committee

§ 1

Pursuant to § 8 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. elects the following persons as members of the Tellers Committee:

- Marcin Kamiński
- Agnieszka Milke

- Maciej Maicki

§ 2

The resolution comes into force upon its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 4.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the approval of the report of the Management Board on the Company's activities and the Company's financial statement for the financial year 2007

§ 1

Pursuant to Article 395 § 2 pt. 1 of the Commercial Companies Code and Article 45 and Article 53 item 1 of the Accountancy Act in conjunction with § 7 item 7 pt. 1 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., having previously examined and become familiar with the opinion of the Company's Supervisory Board, approves the following reports and statements submitted by the Company's Management Board:

1. report of the Management Board on the Company's activities for the financial year 2007;
2. financial statement of the Company for the period from 1 January 2007 to 31 December 2007, including the following items verified by a certified auditor:

- balance sheet as of 31 December 2007 presenting the amount of PLN 31,969,707,445.39 (in words, Polish zlotys: thirty one billion nine hundred sixty nine million seven hundred seven thousand four hundred forty five, 39/100) both on the side of the total assets and the total equity and liabilities;
- income statement for the period from 1 January 2007 to 31 December 2007 presenting the net profit in the amount of PLN 2,759,858,667.10 (in words, Polish zlotys: two billion seven hundred fifty nine million eight hundred fifty eight thousand six hundred sixty seven, 10/100);
- additional information including the introduction to the financial

statement and additional notes and explanations;

- statement of changes in equity, presenting an increase in the equity as of 31 December 2007 of PLN 2,823,995,041.22 (in words, Polish zlotys: two billon eight hundred twenty three million nine hundred ninety five thousand forty one, 22/100);
- cash flow statement presenting a decrease in the net cash of PLN 141,047,053.41 (in words, Polish zlotys: one hundred forty one million forty seven thousand fifty three, 41/100).

§ 2

The resolution comes into force on the date of its adoption.

RESOLUTION NO. 5.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the approval of the report of the Management Board on ORLEN Capital Group's activities and the ORLEN Capital Group's consolidated financial statement for the financial year 2007

§ 1

Pursuant to Article 395 § 5 of the Commercial Companies Code and Article 55 and Article 63c item 4 of the Accountancy Act in conjunction with § 7 item 7 pt. 1 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., having previously examined the opinion of the Company's Supervisory Board approves:

1. report of the Management Board on the ORLEN Capital Group's activities for the financial year 2007;
2. consolidated financial statement of ORLEN Capital Group for the period from 1 January 2007 to 31 December 2007, including the following items verified by a certified auditor:

    - consolidated balance sheet as of 31 December 2007 presenting the amount of PLN 46,149,431,981.32 (in words, Polish zlotys: forty six billion one hundred forty nine million four hundred thirty one thousand nine hundred eighty one, 32/100) both on the side of the total assets and the total equity and liabilities;
    - consolidated income statement for the period from 1 January 2007 to 31 December 2007 presenting the net profit in the amount of PLN 2,480,426,238.61 (in words, Polish zlotys: two billion four hundred eighty million four hundred twenty six thousand two hundred thirty eight, 61/100);
    - additional information including the introduction to the consolidated financial statement and additional notes and

explanations;

- statement of changes in equity, presenting an increase in the equity as of 31 December 2007 of PLN 1,036,801,729.61 (in words, Polish zlotys: one billon thirty six million eight hundred one thousand seven hundred twenty nine, 61/100);
- consolidated cash flow statement presenting a decrease in the net cash of PLN 853,001,880.23 (in words, Polish zlotys: eight hundred fifty three million one thousand eight hundred eighty, 23/100).

§ 2

The resolution comes into force on the day of its adoption.

RESOLUTION NO. 6.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the distribution of the profit made by the Company in year 2007 and the setting of the ex-dividend day and the date for payment of the dividend considering the motion of shareholder - the State Treasury

§ 1

Under art. 395 § 2 item 2 of the Code of Commercial Companies and § 7 item 7 point 3 of the Company's Articles of Association the Ordinary General Meeting of Shareholders of PKN ORLEN, having been made aware of the Management and Supervisory Boards' opinions, considering the motion of shareholder - the State Treasury and the Company's Management Board's correction, divides the net profit of PLN 2,759,858,667.10 (in words, Polish zlotys: two billion seven hundred fifty nine million eight hundred fifty eight thousand six hundred sixty seven, 10/100) made by the Company in the financial year 2007 in the following way:

- for the dividend payment for shareholders - PLN 692,888,678.82 (in words, Polish zlotys: six hundred ninety two million eight hundred eighty eight thousand six hundred seventy eight, 82/100), i.e. PLN 1.62 (in words, Polish zlotys: one 62/100) per share
- for the supplementary capital - PLN 2,062,969,988.28 (in words, Polish zlotys: two billion sixty two million nine hundred sixty nine thousand nine hundred eighty eight, 28/100)
- for the Corporate Social Fund - PLN 4,000,000.00 (in words, Polish zlotys: four million)

§ 2

Under art. 348 § 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN sets the ex-dividend day as 1 August 2008 and the date for payment of dividend as 1 September 2008.

§ 3

The resolution takes immediate effect.

RESOLUTION NO. 7.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Piotr Wlodzimierz Kownacki in the financial year 2007, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2007 to 18 January 2007 and with the function of the President of the Management Board held by him during the period from 18 January 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 8.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Cezary Stanislaw Filipowicz in the financial year 2007, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 9.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Wojciech Andrzej Heydel in the financial year 2007, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 10.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Waldemar Tadeusz Maj in the financial year 2007, in connection with the function of the Vice-President of the Management Board held by him during the period from 3 September 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 11.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Krzysztof Piotr Szwedowski in the financial year 2007, in connection with the function of a Member of the Management Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 12.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Krystian Pater in the financial year 2007, in connection with the function of a Member of the Management Board held by him during the period from 15 March 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 13.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Dariusz Marek Formela in the financial year 2007, in connection with the function of a Member of the Management Board held by him during the period from 30 July 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 14.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Pawel Henryk Szymanski in the financial year 2007, in connection with the function of the Member of the Management Board held by him during the period from 1 January 2007 to 19 April 2007 and with the function of a Vice-President of the Management Board held by him during the period from 19 April 2007 to 30 July 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 15.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Igor Adam Chalupec in the financial year 2007, in connection with the function of the President of the Management Board held by him during the period from 1 January 2007 to 18 January 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 16.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Cezary Krzysztof Smorszczewski in the financial year 2007, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2007 to 15 March 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 17.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Jan Maciejewicz in the financial year 2007, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2007 to 15 March 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 18.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Ms. Małgorzata Izabela Slepowronska in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by her during the period from 31 May 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 19.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Zbigniew Marek Macioszek in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 20.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Jerzy Woznicki in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 31 May 2007 to 30 November 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 21.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Wojciech Pawlak in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 May 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 22.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Krzysztof Rajczewski in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 23.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Ryszard Sowinski in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 May 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 24.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Robert Czapla in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 25.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Marek Drac-Taton in the financial

year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 26.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Raimondo Eggink in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 27.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in

conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Ms. Agata Janina Mikolajczyk in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by her during the period from 31 May 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 28.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Janusz Zielinski in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 6 July 2007 to 31 December 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 29.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Konstanty Brochwicz-Donimirski in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 May 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 30.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Wiesław Jan Rozlucki in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 May 2007.

§ 2

The resolution comes into force on the day of its adoption.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. 31.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the establishment of the number of members of the

Supervisory Board

§ 1

Pursuant to § 14 item 1 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Shareholders resolves the composition of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. to consist of 9 persons.

§ 2

The resolution comes into force upon its adoption.

RESOLUTION NO. 32.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the appointment to the Supervisory Board

§ 1

Pursuant to § 8 item 2 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders appoints Mr. Grzegorz Michniewicz to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

The resolution comes into force upon its adoption.

The resolution was adopted by way of secret ballot.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	16:35 06-Jun-08
Number	2106W16

RNS Number : 2106W
Polski Koncern Naftowy Orlen S.A.
06 June 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 41/2008 dated 6 June 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 6 June 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN032070708; value of the bond issue PLN 50,000,000, composed of 500 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 6 June 2008
- Redemption date: 7 July 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 466.40.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

END

Regulatory Announcement

Go to market news section

Company	Polski Koncern Nft.
TIDM	POKD
Headline	Four Members of the MgmtB. for the new term office
Released	07:00 29-May-08
Number	4663V07

RNS Number : 4663V
Polski Koncern Naftowy Orlen S.A.
28 May 2008

Regulatory announcement no 40/2008 dated 28 May 2008
PKN ORLEN Supervisory Board has appointed four Members of the Company's Management Board for the new term of office

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), announces that the Supervisory Board of PKN ORLEN, following its meeting on 28 May 2008, has appointed Mr. Slawomir Robert Jedrzejczyk, Mr. Wojciech Robert Kotlarek, Mr. Krystian Pater and Mr. Marek Serafin to the position of members of the Company's Management Board, for the common three year term of office, starting from the day coming after the day of termination of the current common term of office of the Company's Management Board.

Mr. Slawomir Robert Jedrzejczyk, age 39

EDUCATION

1995 - 1997 the Association of Chartered Certified Accountants,

British expert auditor
1993 - 1994 the Foundation for Promotion of Entrepreurship, Post diploma economics training for managers
1987 - 1992 Lodz University of Technology, Telecommunications, Master degree in electronics

PROFESSIONAL CAREER

From 2005 - up until now Telekomunikacja Polska Group, TPEmiTel Sp. z o.o., President of the Management Board, General Director
2003 - 2005 Telekomunikacja Polska Group, Telekomunikacja Polska S.A., Controlling Director
2002 - 2003 ORFE Group, ORFE S.A., Financial Director, Cefarm Slaski S.A. (subsidiary of ORFE S.A.), Member of the Management Board
1997 - 2002 Impexmetal S.A., Member of the Management Board, Financial Director (till 1998 Deputy of Financial Director), Chairman and member of the supervisory boards of the Group companies in Poland, Europe, Singapore and the USA
1994 - 1997 Price Waterhouse, Audit and Business Consulting Department, Manager
1994 ASEA BROWN BOVERI, specialist
1992 - 1994 Telebud, telecommunication networks designer

He also finished the following trainings:
- Individual and team situation leadership - House of Skills
- Leadership and Commitment - France Telecom University
- Management Academy - Telekomunikacja Polska
- Competitive strategy and innovations - Micheal Reynor.

Mr. Wojciech Robert Kotlarek, age 46

EDUCATION

2001 - 2002 Warsaw School of Economics, Post diploma studies "Enterprise Value Management"
1997 - 1998 Warsaw School of Economics, Post diploma studies "Enterprise Management Strategy"
1982 - 1988 University of Science and Technology in Cracow, Faculty of Drilling and Crude Oil, Master degree of crude oil drilling

PROFESSIONAL CAREER

2006 - 2008 Petrolot Sp. z o.o., PKN ORLEN Capital Group, Vice President, Chief Operating Officer
1999 - 2006 PKN ORLEN, Director of Regional Wholesale Office
1992 - 1999 Neste Polska Sp. z o.o., Logistics Department Manager, Manager of Regional Branch in Bydgoszcz, Manager of Fuel Storage Depot in Bydgoszcz
1990 - 1992 Dora sp. j.v., Drilling Works Manager
1988 - 1990 Polskie Gornictwo Naftowe i Gazownictwo (PGNiG), Assistant of Drilling Rig Manager

Mr. Kotlarek was also a member of the supervisory boards of the companies: Huta Aluminium Konin, Miejskie Wodociagi i Kanalizacja in Bydgoszcz (municipal company).

He also finished the following training:
- Forum "Future Leaders" in Davos
- Transport Management, Logistics and Storage Institute in Poznan
- Logistic management of the company, Logistics and Storage Institute in Poznan
- Training for the members of supervisory boards of companies with the share of the State Treasury, the Centre of Human Resources Improvement of the Ministry of Industry and Commerce
- Drilling supervision, Supreme Degree, Regional Mining Authority in Cracow

Mr. Krystian Pater, age 44,

EDUCATION
2001-2002 Warsaw School of Economics, Post diploma studies "Enterprise Value Management"
1998 Training for candidates to the supervisory boards
1998 Warsaw School of Economics, Post diploma studies "Fuel Sector Management"
1997 Pawel Wlodkowic University College in Plock, Post diploma managerial studies for the management staff of Petrochemia Plock, Management and Marketing
1989 Warsaw University of Technology, Post diploma studies "Chemical engineering and equipment"
1982-1987 Nicolaus Copernicus University in Torun, Faculty of Chemistry

March 2007 - up until now PKN ORLEN, Member of the Management Board, Production
2006-2007 PKN ORLEN, Executive Director, Refining Production
2003-2006 PKN ORLEN, General Engineer of Technology
1998-2003 PKN ORLEN, Manager of the Office of Production Director
1995-1998 Petrochemia Plock S.A., Technologist of Crude Processing Unit
1993-1995 Petrochemia Plock S.A., Technologist of Crude Distillation Unit II
1991-1993 Projects Office in Plock, Designer
1987-1991 Research and Development Centre for Refining Industry in Plock, Chemist Engineer

Mr. Pater held the following positions:
April 2007 - up until now Member of the Supervisory Board of Unipetrol as
April 2007 - up until now Member of the Supervisory Board of BOP Sp. z o.o.
2006 - up until now Member of the Management Board of Mazeikiu Nafta
2006 - up until now Chairman of the Supervisory Board of Paramo as
2006 - up until now Member of the Management Board of CONCAWE
2006 - March 2007 Chairman of the Supervisory Board of ORLEN EKO
2005 - March 2007 Chairman of the Supervisory Board of ORLEN Asfalt
May 2005 - March 2007 Member of the Management Board of Unipetrol Rafinerie as
May 2005 - March 2007 Member of the Management Board of Chemopetrol as
June 2005 - December 2006 Member of the Management Board of Paramo as
2004 - 2005 Member of the Supervisory Board of Rafineria Trzebinia S.A.
2001 - 2003 Chairman of the Supervisory Board of ORLEN Mechanika Sp. z o.o.
1999 - 2005 Chairman of the Sub-Commission of Fuels at the Polish Committee for Standardization
1999 - 2002 Member of the Supervisory Board of ORLEN Wir Sp. z o.o.

Mr. Marek Serafin, age 39

EDUCATION

1993 - 1994 Warsaw University of Technology, Business School
1988 - 1993 Poznan University of Technology, Faculty of Civil Engineering

PROFESSIONAL CAREER

From 2002 General Manager of ArcelorMittal Group, Managing Director - Management Board Member/ President of the Management Board of Huta Warszawa (Lucchini Group, from August 2005 Arcelor Group, next ArcelorMittal Group); at the same time President of the Management Board of Silscrap Sp. z o.o.

2001 - 2002 Huta Zawiercie S.A., General Director - President of the Management Board
1999 - 2001 Huta Aluminum Konin S.A., Operating Director
1998 - 1999 Lech Browary Wielkopolskie S.A. and Kompania Piwowarska S.A., Operating Planning Director
1994 - 1998 Arthur Andersen, Audit, Corporate Finance, Consultant, Experienced senior (project manager)

He also finished the following training:

- Strategic Leadership Academy - Canadian Management Institute
- Management Development Program - Johannesburg
- Training in supply chain management,
- Integrated Financial Management Program - Euromoney London,
- Manufacturing Business Risk - Chicago,
- Corporate Finance - Chicago,
- Financial Projections and Valuations - Chicago.

All of the newly elected members of the PKN ORLEN Management Board have declared that upon joining the Management Board of PKN ORLEN they will not be involved in any activity that competes with PKN ORLEN; will not be a partner of any competing company; and will not be members of any board of a competing incorporated company. All of the newly elected members of the PKN ORLEN Management Board

are not on the List of Insolvent Debtors kept on record on the National Court Register Act.

This announcement has been prepared pursuant to par. 5 section 1 subsection 22, and § 28 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Orlen Deutschland signed contract with Shell
Released	07:00 29-May-08
Number	4632V07

RNS Number : 4632V
Polski Koncern Naftowy Orlen S.A.
28 May 2008

**Regulatory announcement no 39/2008 dated 28 May 2008
ORLEN Deutschland signs wholesale contract with Shell Deutschland Oil**

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that on 28 May 2008 ORLEN Deutschland AG signed a wholesale agreement with Shell Deutschland Oil GmbH, Hamburg for the sale of fuels to ORLEN Deutschland AG fuel stations in Germany. The agreement is binding for the period 1 January 2008 till 31 December 2008. The estimated value of the transaction amounts to approximately EUR 1 050 000 000, i.e. PLN 3 567 165 000 based on EUR/PLN average exchange rate as of 28 May 2008, stated by National Bank of Poland.

ORLEN Deutschland AG is wholly owned by PKN ORLEN.

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the above mentioned agreement constitutes "significant agreement" due to the fact that its value exceeds 10% of PKN ORLEN's equity.

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Ksiegowsc bought PKN ORLEN bonds
Released	16:43 27-May-08
Number	3442V16

RNS Number : 3442V
Polski Koncern Naftowy Orlen S.A.
27 May 2008

PKN ORLEN's subsidiary - ORLEN Ksiegowosc - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 38/2008 dated 27 May 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 27 May 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Ksiegowosc Sp. z o.o. ("ORLEN Ksiegowosc"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by ORLEN Ksiegowosc in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Ksiegowosc were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN029270608; value of the bond issue PLN 6,000,000, composed of 60 bonds with a nominal value of PLN 100,000 per bond.

- Date of issue: 27 May 2008
- Redemption date: 27 June 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 468.90.

PKN ORLEN owns 100% of the registered capital of ORLEN Ksiegowosc.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	IKS Solino bought PKN ORLEN bonds
Released	16:42 27-May-08
Number	3440V16

RNS Number : 3440V
Polski Koncern Naftowy Orlen S.A.
27 May 2008

PKN ORLEN's subsidiary - IKS Solino - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 37/2008 dated 27 May 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 27 May 2008 PKN ORLEN issued short term bonds to its subsidiary, Inowroclawskie Kopalnie Soli "Solino" S.A. ("IKS Solino"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by IKS Solino in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by IKS Solino were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN030270608; value of the bond issue PLN 25,000,000, composed of 250 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 27 May 2008
- Redemption date: 27 June 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 468.90.

PKN ORLEN owns 70.54% of the registered capital of IKS Solino.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN bonds
Released	07:00 27-May-08
Number	2457V07

RNS Number : 2457V
Polski Koncern Naftowy Orlen S.A.
26 May 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 36/2008 dated 26 May 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 26 May 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN028260608; value of the bond issue PLN 50,000,000, composed of 500 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 26 May 2008
- Redemption date: 26 June 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 468.90.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
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Company	POLSKI KONCERN NAFTOWY ORLEN S.A. GDR (EACH REPR 2
TIDM	POKD
Headline	EGM draft resolutions
Released	07:00 20-May-08
Number	8231U07

RNS Number : 8231U
Polski Koncern Naftowy Orlen S.A.
19 May 2008

Regulatory announcement no 35/2008 dated 19 May 2008
Draft resolutions to be presented to the EGM of PKN ORLEN S.A. as of 13 June 2008

Polski Koncern Naftowy ORLEN S.A. hereby announces the draft resolutions to be presented to the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. as of 13 June 2008.

RESOLUTION NO. ....

OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the election of the Chairman of the Extraordinary General Meeting of Shareholders

§ 1

Pursuant to Article 409 § 1 sentence 1 of the Commercial Companies Code in conjunction with §5 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN SA, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN SA shall elect Mr/Ms .... as the Chairman of the General Meeting of Shareholders.

§ 2

The resolution shall come into force upon its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the adoption of the agenda of the Extraordinary General Meeting of Shareholders

§ 1

The Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN SA shall resolve to adopt the following agenda:

1. Opening of the General Meeting of Shareholders.
2. Election of the Chairman of the General Meeting of Shareholders.
3. Confirmation of the proper convention of the General Meeting of Shareholders and its ability to adopt resolutions.
4. Adoption of the agenda.
5. Election of the Tellers Committee.
6. Changes in the composition of the Supervisory Board.
7. Conclusion of the General Meeting of Shareholders.

§ 2

The resolution shall come into force upon its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

RESOLUTION NO. ....

OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the election of the Tellers Committee

§ 1

Pursuant to § 8 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN SA, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN SA shall elect the following persons as members of the Tellers Committee:

- ....
- ....
- ....

§ 2

The resolution shall come into force upon its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the establishment of the number of members of the Supervisory Board

§ 1

Pursuant to § 14 item 1 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN SA, the Extraordinary General Meeting of Shareholders shall resolve the composition of the Supervisory Board of Polski Koncern Naftowy ORLEN SA to consist of .... persons.

§ 2

The resolution shall come into force upon its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

RESOLUTION NO. ....

OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the recall from the position on the Supervisory Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna

§ 1

Pursuant to § 8 item 2 pt. 2 of the Company Statutes, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN SA shall resolve to recall .... from the position on the Supervisory Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the appointment to the position in the Supervisory Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna

§ 1

Pursuant to § 8 item 2 pt. 2 of the Company Statutes, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN SA shall resolve to appoint Mr/Ms .... to the position in the Supervisory Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 13 June 2008

regarding the appointment to the position in the Supervisory Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna

§ 1

Pursuant to § 8 item 2 pt. 2 of the Company Statutes, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN SA shall resolve to appoint Mr/Ms .... to the position of an independent member in the Supervisory Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	POLSKI KONCERN NAFTOWY ORLEN S.A. GDR (EACH REPR 2
TIDM	POKD
Headline	Registration of subsidiary
Released	07:00 20-May-08
Number	8230U07

RNS Number : 8230U
Polski Koncern Naftowy Orlen S.A.
19 May 2008

Regulatory announcement no 34/2008 dated 19 May 2008
AB Mazeikiu Nafta has acquired shares in UAB Mazeikiu Nafta Paslaugos Tau

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that on 19 May 2008, UAB Mazeikiu Nafta Paslaugos Tau, a private limited liability company headquartered in Juodeikiai, LT-89467 Mazeikiai district, Republic of Lithuania, was registered with the Register of Legal Entities.

PKN ORLEN subsidiary, AB Mazeikiu Nafta ("Mazeikiu Nafta") on 10 May 2008 signed the Act of Establishment of UAB Mazeikiu Nafta Paslaugos Tau. Mazeikiu Nafta has acquired 500,000 shares with a par value of 1 LTL each (i.e. approximately PLN 0.98 based on the average PLN/LTL exchange rate as of 19 May 2008, as stated by the National Bank of Poland) in UAB Mazeikiu Nafta Paslaugos Tau ("Acquired Shares"), which represent 100% of the authorized capital of UAB Mazeikiu Nafta Paslaugos Tau. The Acquired Shares grant Mazeikiu Nafta 100% of the votes at the General Meeting of Shareholders of UAB Mazeikiu Nafta Paslaugos Tau.

The book value of the Acquired Shares amounts to LTL 500,000 (i.e. approximately PLN 490,000 based on the average PLN/LTL exchange rate as of 19 May 2008, as stated by the National Bank of Poland) as of 19 May 2008 in the Mazeikiu Nafta books.

The initial contribution amounting to LTL 125,000 (i.e. approximately PLN 122,500 based on the average PLN/LTL exchange rate as of 19 May 2008, as stated by the National Bank of Poland) for the Acquired Shares has been paid by AB Mazeikiu Nafta in the form of a cash contribution. AB Mazeikiu Nafta shall pay the rest part of the issue price, i.e. LTL 375,000 (i.e. approximately PLN 367,500 based on the average PLN/LTL exchange rate as of 19 May 2008, as stated by the National Bank of

Poland), by a cash contribution to be made within 12 months from the date of signing of the Act of Establishment. AB Mazeikiu Nafta's investment in UAB Mazeikiu Nafta Paslaugos Tau is of long-term nature.

The primary purpose of UAB Mazeikiu Nafta Paslaugos Tau shall be among others: developing of its business activity in the fields of catering, housekeeping and landscaping.

The Board of UAB Mazeikiu Nafta Paslaugos Tau consists of 4 members all of them being the employees of AB Mazeikiu Nafta.

The Board of AB Mazeikiu Nafta consists of 7 persons: 6 of them are PKN ORLEN employees. The Supervisory Council of AB Mazeikiu Nafta consists of 9 persons: 5 of them are PKN ORLEN employees.

As of 31 March 2008, PKN ORLEN owned ca. 90% of the votes at the General Meeting of Shareholders of AB Mazeikiu Nafta.

As the Acquired Shares represent 100% of the UAB Mazeikiu Nafta Paslaugos Tau initial capital, they are significant assets in accordance with par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities.

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Company	POLSKI KONCERN NAFTOWY ORLEN S.A. GDR (EACH REPR 2
TIDM	POKD
Headline	Mr.Krawiec appointed to the Mgmt Board
Released	11:46 15-May-08
Number	5356U11

RNS Number : 5356U
Polski Koncern Naftowy Orlen S.A.
15 May 2008

Regulatory announcement no 33/2008 dated 15 May 2008
Mr. Dariusz Jacek Krawiec has been appointed for the position of the Vice President of PKN ORLEN Management Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), announces that the Supervisory Board of PKN ORLEN, following its meeting on 15 May 2008, has appointed Mr. Dariusz Jacek Krawiec to the position of the Vice President of the Management Board of PKN ORLEN, for the common, 3-year term of office of the Company's Management Board, that starts on the day coming after the day of termination of the current common term of office of the Company's Management Board.

Mr. Dariusz Jacek Krawiec

EDUCATION

In 1992 Graduated from the Poznan University of Economics, faculty Economics and Organisation of the Foreign Trade.

PROFESSIONAL CAREER:

In 1992 Bank PEKAO S.A.

In 1993 Ernst & Young S.A., Consultant in the Management Consulting Department

In 1993 – 1997 Price Waterhouse Sp. z o.o., assistant, senior assistant, manager assistant and Manager in Corporate Finance Department

In 1997-2002 Nomura International plc Londyn – Investment Banking, responsible for the Polish market

In 1998 – 2000 Impexmetal S.A., President of the Management Board and General Director

In 2002 Elektrim S.A., President of the Management Board

From 2006 till 25 March 2008, Action S.A., President of the Management Board

Mr. Dariusz Jacek Krawiec was the Chairman of the Supervisory Boards of the following companies: Huta Aluminium "Konin" S.A., Metalexfrance S.A. Paryż, S and I S.A. Lozanna, cemarket.com S.A. and the Member of the Supervisory Boards of the following companies: Impexmetal S.A., Elektrim S.A., PTC Sp. z o.o. (ERA GSM), Elektrim Telekomunikacja Sp. z o.o., Elektrim Magadex S.A., Elektrim Volt S.A. and PTE AIG.

Mr. Dariusz Jacek Krawiec has declared that upon joining the Management Board of PKN ORLEN as its Vice President, he will not be involved in any activity that competes with PKN ORLEN; will not be a partner of any competing company; and will not be a member of any board of a competing incorporated company.

Mr. Dariusz Jacek Krawiec is not on the List of Insolvent Debtors kept on record on the National Court Register Act.

This announcement has been prepared pursuant to par. 5 section 1 subsection 22, and § 28 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Company	POLSKI KONCERN NAFTOWY ORLEN S.A. GDR (EACH REPR 2
TIDM	POKD
Headline	1st Quarter 2008 Results
Released	07:00 15-May-08
Number	4981U07

RNS Number : 4981U
Polski Koncern Naftowy Orlen S.A.
14 May 2008

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the first quarter of 2008. The full details of the announcement can be viewed by following the link below.

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl .

To view the full PDF, please follow the link below;

http://www.rns-pdf.londonstockexchange.com/rns/4981U_-2008-5-14.pdf

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Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Condensed consolidated financial statements for the period of 3 months ended 31 March 2008

Prepared in accordance with International Financial Reporting Standards

POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated Quarterly Report QSr I / 2008

quarter / (year)

(in accordance with § 86 section 2 and § 87 section 1 of the Minister of Finance Regulation of 19 October 2005, Official Journal No. 209, item 1744)
(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the first quarter of the reporting year 2008, that is for the period from 1 January 2008 to 31 March 2008 which includes condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN) and abbreviated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN).

On 15 May 2008
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN (abbreviated name of the issuer)		**CHEMICAL (che)** (industrial sector in line with classification of Warsaw Stock Exchange)
09-411 (zip code)	**PŁOCK** (location)	
CHEMIKÓW (street)		**7** (number)
48 24 365 28 95 (telephone)	**48 24 365 40 40** (fax)	**media@orlen.pl** (e-mail)
774-00-01-454 (NIP)	**610188201** (REGON)	**www.orlen.pl** (www)

KPMG AUDYT Sp. z o.o.
(Entity authorized to conduct audit)

SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	I quarter (cumulative data) period from 1.01.2008 to 31.03.2008	I quarter (cumulative data) period from 1.01.2007 to 31.03.2007	I quarter (cumulative data) period from 1.01.2008 to 31.03.2008	I quarter (cumulative data) period from 1.01.2007 to 31.03.2007
Data in respect of condensed consolidated financial statements				
I. Total sales revenues	17 937 832	13 408 224	5 042 400	3 769 108
II. Profit from operations	565 073	374 762	158 844	105 347
III. Profit before tax	790 523	215 250	222 219	60 508
IV. Net profit attributable to equity holders of the parent	626 268	49 201	176 047	13 831
V. Net profit	643 579	140 429	180 913	39 475
VI. Net cash provided by operating activities	986 259	594 358	277 242	167 077
VII. Net cash (used in) investing activities	(682 406)	(987 814)	(191 827)	(277 679)
VIII. Net cash (used in)/provided by financing activities	(237 565)	436 016	(66 781)	122 566
IX. Net change in cash and cash equivalents	66 288	42 560	18 634	11 964
	as of 31 March 2008	as of 31 December 2007	as of 31 March 2008	as of 31 December 2007
X. Non-current assets	26 265 343	26 782 944	7 449 470	7 596 274
XI. Current assets	20 520 654	19 366 488	5 820 141	5 492 793
XII. Total assets	46 785 997	46 149 432	13 269 612	13 089 067
XIII. Long-term liabilities	11 546 424	11 091 402	3 274 838	3 145 783
XIV. Short-term liabilities	12 290 591	12 438 663	3 485 901	3 527 898
XV. Equity	22 948 982	22 619 367	6 508 872	6 415 386
XVI. Share capital *	1 057 635	1 057 635	299 970	299 970
XVII. Equity attributable to equity holders of the parent	20 223 724	19 981 942	5 735 925	5 667 350
XVIII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XIX. Book value and diluted book value per share (in PLN/EUR)	53,66	52,88	15,22	15,00

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	I quarter (cumulative data) period from 1.01.2008 to 31.03.2008	I quarter (cumulative data) period from 1.01.2007 to 31.03.2007	I quarter (cumulative data) period from 1.01.2008 to 31.03.2008	I quarter (cumulative data) period from 1.01.2007 to 31.03.2007
Data in respect of condensed financial statements				
I. Total sales revenues	13 015 873	8 088 629	3 658 816	2 273 747
II. Profit from operations	464 644	288 131	130 613	80 995
III. Profit before tax	787 565	419 573	221 388	117 944
IV. Net profit	664 921	390 383	186 912	109 738
V. Net cash provided by operating activities	44 445	157 788	12 494	44 355
VI. Net cash (used in) investing activities	(420 197)	(641 549)	(118 119)	(180 342)
VII. Net cash provided by financing activities	478 014	852 664	134 371	239 687
VIII. Net change in cash and cash equivalents	102 262	368 903	28 746	103 700
IX.Earnings and diluted earnings per ordinary share (in PLN/EUR)	1,55	0,91	0,44	0,26
	as of 31 March 2008	as of 31 December 2007	as of 31 March 2008	as of 31 December 2007
X. Non-current assets	19 977 468	19 958 199	5 666 081	5 660 616
XI. Current assets	13 819 694	12 011 508	3 919 591	3 406 747
XII. Total assets	33 797 162	31 969 707	9 585 672	9 067 363
XIII. Long-term liabilities	7 840 966	7 289 067	2 223 883	2 067 351
XIV. Short-term liabilities	7 469 603	6 847 058	2 118 556	1 941 987
XV. Equity	18 486 593	17 833 582	5 243 234	5 058 024
XV. Share capital *	1 057 635	1 057 635	299 970	299 970
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	43,22	41,70	12,26	11,63

* Share capital after revaluation in accordance with IAS 29

The above data for the first quarter of 2008 and 2007 were translated into EUR by the following exchange rates:

- specific items of assets, equity and liabilities - by the average exchange rate published as of 31 March 2008 - 3.5258 PLN / EUR;
- specific items of income statement and statement of cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 31 March 2008) – 3.5574 PLN / EUR.

CONDENSED CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)

	31 March 2008 (unaudited)	31 December 2007
ASSETS		
Non-current assets		
Property, plant and equipment	24 417 609	24 833 925
Intangible assets	528 207	530 970
Goodwill	132 515	132 465
Long-term financial assets	62 119	62 322
Investments in associates	587 830	700 331
Loans granted	17 556	18 194
Deferred tax assets	239 085	233 219
Investment property	70 704	69 076
Perpetual usufruct of land	94 900	91 430
Other non-current assets	114 818	111 012
Total non-current assets	**26 265 343**	**26 782 944**
Current assets		
Inventory	11 192 059	10 365 409
Trade and other receivables	7 321 822	6 884 455
Income tax receivable	69 061	115 381
Short-term financial assets	187 413	167 957
Short-term prepayments	162 149	146 892
Cash and cash equivalents	1 563 980	1 498 232
Non-current assets clasiffied as held for sale	24 170	188 162
Total current assets	**20 520 654**	**19 366 488**
Total assets	**46 785 997**	**46 149 432**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital *	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**69 070**	**83 302**
Foreign exchange differences on subsidiaries from consolidation	**(1 698 190)**	**(1 327 936)**
Retained earnings:	**19 567 956**	**18 941 688**
incl. net profit atributable to equity holders of the parent	626 268	2 412 409
Total equity (attributed to equity holders of the parent)	**20 223 724**	**19 981 942**
Minority interest	2 725 258	2 637 425
incl. net profit atributable to minority interest	17 311	68 017
Total equity	**22 948 982**	**22 619 367**
incl. net profit	643 579	2 480 426
Long-term liabilities		
Interest-bearing loans and borrowings	9 082 126	8 602 721
Provisions	786 307	799 266
Deferred tax liabilities	1 517 633	1 548 835
Other long-term liabilities	160 358	140 580
Total long-term liabilities	**11 546 424**	**11 091 402**
Short-term liabilities		
Trade and other liabilities and accrued expenses	9 884 732	9 181 243
Provisions	700 205	723 152
Income tax liability	27 024	39 389
Interest-bearing loans and borrowings	927 355	1 719 223
Deferred income	60 722	60 683
Other short-term financial liabilities	690 553	714 973
Total short-term liabilities	**12 290 591**	**12 438 663**
Total liabilities and shareholders' equity	**46 785 997**	**46 149 432**

* Share capital after revaluation in accordance with IAS 29

CONDENSED CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)

	for 3 months ended 31 March 2008 (unaudited)	for 3 months ended 31 March 2007 (unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	17 891 782	13 764 280
Excise tax and other charges	(3 982 102)	(3 475 321)
Revenues from sale of finished goods, net	13 909 680	10 288 959
Sales of merchandise and raw materials	4 506 490	3 604 874
Excise tax and other charges	(478 338)	(485 609)
Revenues from sale of merchandise and raw materials, net	4 028 152	3 119 265
Total sales revenues	**17 937 832**	**13 408 224**
Cost of finished goods sold	(12 467 786)	(8 670 450)
Cost of merchandise and raw materials sold	(3 789 535)	(3 094 753)
Cost of finished goods, merchandise and raw materials sold	(16 257 321)	(11 765 203)
Gross profit on sales	**1 680 511**	**1 643 021**
Distribution expenses	(740 196)	(746 537)
General and administrative expenses	(344 933)	(396 628)
Other operating revenues	118 539	129 338
Other operating expenses	(148 848)	(254 432)
Profit from operations	**565 073**	**374 762**
Financial revenues	441 910	47 747
Financial expenses	(285 892)	(260 461)
Net financial revenues and expenses	**156 018**	**(212 714)**
Share in profit from investments accounted for under equity method *	69 432	53 202
Profit before tax	**790 523**	**215 250**
Income tax expense	(146 944)	(74 821)
Net profit	**643 579**	**140 429**
incl.		
Minority interest	17 311	91 228
Net profit attributable to equity holders of the parent	**626 268**	**49 201**

* including share in Polkomtel S.A. profit of PLN 69,941 thousand in the 3-month period ended 31 March 2008 and PLN 53,868 thousand in the 3-month period ended 31 March 2007

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)

	for 3 months ended 31 March 2008 (unaudited)	for 3 months ended 31 March 2007 (unaudited)
Cash flows - operating activities		
Net profit	643 579	140 429
Adjustments for:		
Share in profit from investments accounted for under equity method	(69 432)	(53 202)
Depreciation	586 922	619 624
(Profit)/Loss from exchange rate differences, net	(182 590)	73 996
Interest and dividends, net	130 521	135 234
(Profit)/Loss on investing activities	(3 573)	106 689
(Increase) in receivables	(293 759)	(283 344)
(Increase)/Decrease in inventories	(909 493)	150 881
Increase/(Decrease) in liabilities and accrued expenses	1 078 556	(303 100)
(Decrease) in provisions	(24 599)	(10 037)
Income tax expense	146 944	74 821
Income tax paid	(119 214)	(48 156)
Other	2 397	(9 477)
Net cash provided by operating activities	**986 259**	**594 358**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(872 892)	(690 153)
Proceeds from the sale of property, plant and equipment and intangible assets	24 186	26 420
Proceeds from the sale of shares *	166 010	1 698
Acquisition of shares **	-	(465 688)
Acquisition of short-term securities	-	(165 670)
Proceeds from the sale of short-term securities	-	262 754
Interest and dividends received	3 423	61 094
Loans repaid/(granted)	1 134	(12 462)
Other	(4 267)	(5 807)
Net cash (used in) investing activities	**(682 406)**	**(987 814)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	1 331 232	2 102 825
Debt securitities issued	237 011	750 000
Repayment of long and short-term borrowings and loans	(1 305 008)	(2 325 489)
Repurchase of debt securities	(366 071)	-
Interest paid	(126 353)	(80 675)
Other	(8 376)	(10 645)
Net cash (used in)/provided by financing activities	**(237 565)**	**436 016**
Net change in cash and cash equivalents	**66 288**	**42 560**
Effect of exchange rate changes	(540)	(188)
Cash and cash equivalents, beginning of the period	**1 498 232**	**2 351 320**
Cash and cash equivalents, end of the period	**1 563 980**	**2 393 692**
incl. cash and cash equivalents not available for use	57 514	46 777

* including in the 3-month period ended 31 March 2008 sale of shares in AGROBOHEMIE a.s. and Synthesia a.s. in amount of PLN 164,910 thousand
** including in the 3-month period ended 31 March 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 463,608 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2008	**534 636**	**522 999**	**1 058 450**	**168 803**	**63 302**	**(1 327 936)**	**18 941 688**	**2 637 425**	**22 619 367**
Net profit	-	-	-	-	-	-	626 268	17 311	643 579
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	14 330	-	-	-	14 330
Deferred tax on increase in cash flow hedge accounting due to valuation of intruments	-	-	-	-	(2 723)	-	-	-	(2 723)
Decrease in cash flow hedge accounting due to valuation of instruments	-	-	-	-	(4 463)	-	-	-	(4 463)
Income tax on decrease in cash flow hedge accounting due to valuation of instruments	-	-	-	-	849	-	-	-	849
Increase in cash flow hedge accounting due to settlement of instruments	-	-	-	-	1 593	-	-	-	1 593
Deferred tax on increase in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(302)	-	-	-	(302)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(29 031)	-	-	-	(29 031)
Deferred tax on decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	5 515	-	-	-	5 515
Foreign exchange differences on consolidation	-	-	-	-	-	(370 254)	-	70 522	(299 732)
31 March 2008 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**69 070**	**(1 698 190)**	**19 567 956**	**2 725 258**	**22 948 982**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**8 506**	**22 003**	**16 535 543**	**2 731 623**	**21 582 563**
Net profit	-	-	-	-	-	-	49 201	91 228	140 429
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	4 217	-	-	-	4 217
Deferred tax on increase in cash flow hedge accounting due to valuation of intruments	-	-	-	-	(800)	-	-	-	(800)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(2 867)	-	-	-	(2 867)
Deferred tax on decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	507	-	-	-	507
Change of minority interest	-	-	-	-	-	-	(1 631)	1 631	-
Foreign exchange differences on consolidation	-	-	-	-	-	(36 248)	-	(19 213)	(55 461)
Other	-	-	-	-	-	-	(6 656)	-	(6 656)
31 March 2007 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**9 563**	**(14 245)**	**16 576 457**	**2 805 269**	**21 661 932**

(all amounts in PLN thousand)

Net profit as well as profits and losses recognized directly in equity

	for 3 months ended 31 March 2008 (unaudited)	for 3 months ended 31 March 2007 (unaudited)
Net increase in valuation of financial hedging instruments	7 993	3 417
Foreign exchange differences on subsidiaries from consolidation *	(299 732)	(55 461)
Other	-	(6 656)
Profit/(loss) recognized directly in equity	(291 739)	(58 700)
Net profit for the period	643 579	140 429
Net profit as well as profits and losses recognized directly in equity, total	**351 840**	**81 729**

* including in the 3-month period ended 31 March 2008 foreign exchange differences relating to valuation of Mazeikiu equity in the amount of PLN 491,645 thousand resulting from decrease of exchange rate of USD against PLN from 2.4350 as of 31 December 2007 to 2.2305 as of 31 March 2008

CONDENSED UNCONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)

	31 March 2008 (unaudited)	31 December 2007
ASSETS		
Non-current assets		
Property, plant and equipment	8 458 298	8 472 139
Intangible assets	59 512	58 592
Long-term financial assets	32 585	32 796
Shares in related entities	11 281 653	11 252 587
Loans granted	47 000	47 000
Perpetual usufruct of land	82 003	78 659
Other non-current assets	16 417	16 426
Total non-current assets	**19 977 468**	**19 958 199**
Current assets		
Inventory	7 339 586	6 753 486
Trade and other receivables	5 906 359	4 746 410
Income tax receivable	1 012	76 575
Short-term financial assets	220 942	199 798
Loans granted	4 560	5 461
Short-term prepayments	73 131	57 486
Cash and cash equivalents	267 954	166 142
Non-current assets classified as held for sale	6 150	6 150
Total current assets	**13 819 694**	**12 011 508**
Total assets	**33 797 162**	**31 969 707**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital *	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**76 674**	**87 584**
Retained earnings:	**16 126 031**	**15 461 110**
incl. net profit	664 921	2 759 859
Total equity	**18 486 593**	**17 833 582**
Long-term liabilities		
Interest-bearing loans and borrowings	7 040 066	6 500 200
Provisions	454 132	453 971
Deferred tax liabilities	306 056	295 350
Other long-term liabilities	40 712	39 546
Total long-term liabilities	**7 840 966**	**7 289 067**
Short-term liabilities		
Trade and other liabilities and accrued expenses	6 470 973	5 788 892
Provisions	577 576	596 254
Interest-bearing loans and borrowings	364 720	440 262
Deferred income	963	985
Other short-term financial liabilities	55 371	20 665
Total short-term liabilities	**7 469 603**	**6 847 058**
Total liabilities and shareholders' equity	**33 797 162**	**31 969 707**

* share capital after revaluation in accordance with IAS 29

(all amounts in PLN thousand)

	for 3 months ended 31 March 2008 (unaudited)	for 3 months ended 31 March 2007 (unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	10 156 340	7 906 101
Excise tax and other charges	(3 044 174)	(2 605 338)
Revenues from sale of finished goods, net	7 112 166	5 300 763
Sales of merchandise and raw materials	6 160 065	3 048 211
Excise tax and other charges	(256 358)	(260 345)
Revenues from sale of merchandise and raw materials, net	5 903 707	2 787 866
Total sales revenues	**13 015 873**	**8 088 629**
Cost of finished goods sold	(6 320 042)	(4 618 739)
Cost of merchandise and raw materials sold	(5 734 797)	(2 630 421)
Cost of finished goods, merchandise and raw materials sold	(12 054 839)	(7 249 160)
Gross profit on sales	**961 034**	**839 469**
Distribution expenses	(354 762)	(371 320)
General and administrative expenses	(138 736)	(142 198)
Other operating revenues	68 665	40 035
Other operating expenses	(71 557)	(77 855)
Profit from operations	**464 644**	**288 131**
Financial revenues *	521 719	308 190
Financial expenses	(198 798)	(176 748)
Net financial revenues and expenses	**322 921**	**131 442**
Profit before tax	**787 565**	**419 573**
Income tax expense	(122 644)	(29 190)
Net profit	**664 921**	**390 383**
Basic and diluted earnings per share (per share in Polish Zloty) **	**1,55**	**0,91**

* including dividend from Polkomtel S.A. of PLN 182,860 thousand in the 3-month period ended 31 March 2008 and PLN 202,316 thousand in the 3-month period ended 31 March 2007
** in the 3-month period ended 31 March 2008 and 31 March 2007 there were no additional share issues

(all amounts in PLN thousand)

	for 3 months ended 31 March 2008 (unaudited)	for 3 months ended 31 March 2007 (unaudited)
Cash flows - operating activities		
Net profit	**664 921**	**390 383**
Adjustments for:		
Depreciation	225 466	221 521
(Profit)/Loss from exchange rate differences, net	(105 275)	52 601
Interest and dividents, net	(91 330)	(200 277)
(Profit)/Loss on investing activities	(7 887)	27 435
(Increase) in receivables	(978 538)	(521 164)
(Increase)/Decrease in inventories	(586 100)	52 275
Increase in liabilities and accrued expenses	870 009	113 248
(Decrease) in provisions	(15 725)	(2 236)
Income tax expense	122 644	29 190
Income tax paid	(38 375)	(583)
Other	(17 365)	(4 605)
Net cash provided by operating activities	**44 445**	**157 788**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(387 674)	(300 409)
Proceeds from the sale of property, plant and equipment	15 167	1 396
Acquisition of shares **	(65)	(465 487)
Interest and dividends received	775	140 082
Loans granted to related parties	-	(47 000)
Proceeds from repayment of loans granted to related parties	904	169
Proceeds from the acquisition of liabilities of the UNIPETROL a.s. Group	-	36 951
Additional payments to subsidiaries' equity	(49 000)	-
Other	(304)	(7 251)
Net cash (used in) investing activities	**(420 197)**	**(641 549)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	940 714	947 984
Debt securitities issued	391 478	750 000
Repayment of long and short-term borrowings and loans	(276 725)	(812 248)
Repurchase of debt securities	(485 733)	-
Interest paid	(91 187)	(33 072)
Payments due to finance lease liabilities	(533)	-
Net cash provided by financing activities	**478 014**	**852 664**
Net change in cash and cash equivalents	**102 262**	**368 903**
Effect of exchange rate changes	(450)	(191)
Cash and cash equivalents, beginning of the period	**166 142**	**307 315**
Cash and cash equivalents, end of the period	**267 954**	**676 027**
incl. cash and cash equivalents not available for use	-	-

* including dividend from Polkomtel S.A. of PLN 182,860 thousand in the 3-month period ended 31 March 2008 and PLN 202,316 thousand in the 3-month period ended 31 March 2007
** including in the 3-month period ended 31 March 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 463,608 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STATEMENT OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2008	**534 636**	**522 999**	**1 058 450**	**168 803**	**87 584**	**15 461 110**	**17 833 582**
Net profit	-	-	-	-	-	664 921	664 921
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	14 330	-	14 330
Deferred tax on increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	(2 723)	-	(2 723)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(29 032)	-	(29 032)
Deferred tax on decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	5 515	-	5 515
31 March 2008 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**75 674**	**16 126 031**	**18 486 593**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**23 447**	**12 701 251**	**15 009 586**
Net profit	-	-	-	-	-	390 383	390 383
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	3 109	-	3 109
Deferred tax on increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	(590)	-	(590)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(5 981)	-	(5 981)
Deferred tax on decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	1 136	-	1 136
31 March 2007 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**21 121**	**13 091 634**	**15 397 643**

(all amounts in PLN thousand)

Net profit as well as profits and losses recognized directly in equity

	for 3 months ended 31 March 2008	for 3 months ended 31 March 2007
	(unaudited)	(unaudited)
Net increase in valuation of financial hedge instruments*	11 607	2 519
Profit recognized directly in equity	11 607	2 519
Profit for the period	664 921	390 383
Net profit as well as profits and losses recognized directly in equity, total	**676 528**	**392 902**

*including instruments hedging sales of petrochemicals, refinery products, purchases of crude oil, as well as instruments hedging capital expenditures and PLN swap hedging interest payments relating to issue of PLN denominated bonds

Contents of additional notes to condensed consolidated financial statements

(all amounts in PLN thousand)

I. PRINCIPLE ACTIVITY OF THE GROUP

The Parent company of the Polski Koncern Naftowy ORLEN Capital Group ("Group", "Capital Group") is Polski Koncern Naftowy ORLEN S.A. ("Company","PKN ORLEN" ,"Parent", "Issuer") seated in Płock, 7 Chemików Street.

The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court in Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.

On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

The Group activities include processing of crude oil and manufacturing of wide variety of refinery, petrochemical and chemical products as well as their transport, wholesale and retail.

Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A. As at 30 April 2008 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company's shares, the Polish State Treasury owned 10.20% and other shareholders owned 72.48% of the Company's shares.

II. INFORMATION ON PRINCIPLES ADOPTED FOR PREPARATION OF CONDENSED CONSOLIDATED QUARTERLY REPORT FOR I QUARTER 2008

1. Statement of compliance

The presented condensed consolidated financial statements are compliant with all requirements of IAS 34 "Interim financial reporting" and present a true and fair view of the Group's financial position as at 31 March 2008 and 31 December 2007, results of its operations for the 3 month period ended 31 March 2008 and 31 March 2007 as well as its cash flows for the 3 month period ended 31 March 2008 and 31 March 2007.

The condensed consolidated financial statement had been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Capital Group will not be able to continue its operations as a going concern.

2. Format and general principles for preparation of condensed consolidated and condensed unconsolidated balance sheet, condensed consolidated and condensed unconsolidated income statement, condensed statement of changes in consolidated and unconsolidated equity and condensed consolidated and condensed unconsolidated statement of cash flows

The condensed consolidated and condensed unconsolidated quarterly financial statements included in this consolidated quarterly report were prepared in accordance with the IAS 34 "Interim financial reporting" and in the scope required under the Regulation of the Minister of Finance of 19 October 2005 on current and periodical information presented by issuers of securities published in Official Journal no. 209, item 1744 ("The Regulation"). The statements comprise the period from 1 January to 31 March 2008 and the comparative period from 1 January to 31 March 2007.

According to the paragraph 87.1 of the Regulation, the issuer, who is a parent company is not obliged to prepare a separate quarterly report, providing that the condensed unconsolidated quarterly financial statements, comprising balance sheet, income statement, statement of changes in equity and statement of cash flows, are included in the consolidated quarterly report.

3. Applied accounting principles

In the current period the Group did not introduce substantial changes in the accounting principles compared to the ones applied in 2007. Accounting principles applied by the Parent and the Capital Group in the period covered by these financial statements were presented in the published unconsolidated and consolidated financial statement for 2007.

(all amounts in PLN thousand)

4. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) functional currency and presentation currency

Functional currency of the Parent and presentation currency of the foregoing condensed consolidated and unconsolidated financial statements is Polish zloty.

Financial statements of foreign entities, for consolidation purposes are translated into Polish zloty using the following procedures:
- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b) methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 31 March 2008 – 3.5258 PLN / EUR and for 31 December 2007 – 3.5820 PLN / EUR;
- particular income statement items and positions of the statement of cash flows - at the arithmetic average of exchange rates of the period from 1 January 2008 to 31 March 2008 – 3.5574 PLN / EUR. For the period from 1 January 2007 to 31 March 2007 the rate was 3.9063 PLN / EUR.

The financial data denominated in CZK were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 31 March 2008 – 0.1392 PLN / CZK and for 31 December 2007 – 0.1348 PLN / CZK;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2008 to 31 March 2008 – 0.1394 PLN / CZK. For the period from 1 January 2007 to 31 March 2007 the rate was 0.1385 PLN / CZK.

The financial data denominated in USD were translated in line with the following methods*:
- particular assets and liabilities – at the closing rate for 31 March 2008 - 2.2305 PLN / USD and for 31 December 2007 – 2.4350 PLN / USD;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2008 to 31 March 2008 – 2.3299 PLN / USD, for the period from 1 January 2007 to 31 March 2007 the rate was 2.9719 PLN / USD.

*used mainly for the purposes of translation of Mazeikiu Nafta Group's data, for which functional currency is USD

5. Companies included in the consolidated financial statement

The foregoing condensed consolidated financial statement include PKN ORLEN S.A. as Parent Company and entities located mainly in Poland, Germany, Czech Republic and Lithuania constituting the Group as at 31 March 2008, presented below:

(all amounts in PLN thousand)

THE GROUP DIVISION BY BUSINESS SEGMENTS*


REFINING SEGMENT
ORLEN Gaz Sp. z o.o. 100 %
Capital Group of ORLEN PetroProfit Sp. z o.o. 100 % [1]
ORLEN PetroCentrum Sp. z o.o. 100 %
Capital Group of ORLEN PetroTank Sp. z o.o. 90 % [2]
Petrolot Sp. z o.o. 51 %
ORLEN PetroZachód Sp. z o.o. 100 %
Capital Group of ORLEN Deutschland AG 100 % [3]
ORLEN Eko Sp. z o.o. 100 %
Capital Group of Rafineria Trzebinia S.A. 77 % [4]
Capital Group of SHIP - SERVICE S.A. 61 % [5]
Capital Group of Rafineria Nafty Jedlicze S.A. 75 % [6]
ORLEN Asfalt Sp. z o.o. 100 % (96%)**
Capital Group of ORLEN Oil Sp. z o.o. 100 % [7] (89%)**
ORLEN Morena Sp. z o.o. 100 %
ORLEN Petrogaz Wrocław Sp. z o.o. 100 %
Capital Group of AB Mazeikiu Nafta 90% [8] (100%)**
Capital Group of UNIPETROL a.s. 63 % [9]
PETROCHEMICAL SEGMENT
CHEMICAL SEGMENT
Capital Group of "Anwil" S.A. 85 % [10]
Capital Group of BASELL ORLEN POLYOLEFINS Sp. z o.o. 50% [11]
Etylobenzen Płock Sp. z o.o. in liquidation 100 %
UNALLOCATED SEGMENT
ORLEN Powiernik Sp. z o.o. 100%
ORLEN Transport S.A. 98 %
ORLEN Ochrona Sp. z o.o. 100 %
IKS SOLINO S.A. 71 %
Petrotel Sp. z o.o. 75 %
ORLEN KolTrans Sp. z o.o. 100 %
ORLEN Finance AB 100 %
ORLEN Medica Sp. z o.o. 100 % [12]
ORLEN Administracja Sp. z .o. o. 100 %
Chemiepetrol GmbH 20 %
ORLEN Projekt S.A. 51 %
ORLEN Prewencja Sp. z o.o. 100 %
ORLEN Laboratorium Sp. z o.o. 95 %
ORLEN Automatyka Sp. z o.o. 52 %
ORLEN Księgowość Sp. z o.o. 100 %
Polkomtel S.A. 19.61%
Capital Group of ORLEN Holding Malta Ltd 100 % [13]
ORLEN Upstream Sp. z o.o. 100%
ORLEN Wir Sp. z o.o. 51 %
ORLEN Budonaft Sp. z o.o. 100 %
ORLEN Centrum Serwisowe Sp. z o.o. 99 %
Capital Group of Płocki Park Przemysłowo - Technologiczny S.A. 50% [14]
ORLEN International Exploration& Production Company BV 100%

* the scheme does not include the Parent, whose activities were allocated to all business segments
** (%) the share in consolidated result

Entities consolidated as at 31 March 2008

(all amounts in PLN thousand)

THE LIST OF ENTITIES BELONGING TO THE CAPITAL GROUPS ON LOWER LEVELS PRESENTED ON THE CAPITAL GROUP SCHEME

Name of Capital Group	Share in total voting rights[1] (in full %)
1. Capital Group of ORLEN PetroProfit Sp. z o.o.	100%
including:	
Petro-Ukraina LTD in liquidation	80%
2. Capital Group of ORLEN PetroTank Sp. z o.o.	90%
including:	
Petro-Mawi Sp. z o.o. in liquidation	60%
3. Capital Group of ORLEN Deutschland AG	100%
including:	
Wecotect Trading & Consulting GmbH	100%
4. Capital Group of Rafineria Trzebinia S.A.	77%
including:	
Energomedia Sp. z o.o.	100%
Euronaft Trzebinia Sp. z o.o.	100%
Fabryka Parafin NaftoWax Sp. z o.o.	100%
Zakładowa Straż Pożarna Sp. z o.o.	100%
AQUA PLANET Sp. z o.o.	100%
EkoNaft Sp. z o.o.	99%
5. Capital Group of Ship Service S.A.	56%
including:	
Ship-Service Agro Sp. z o.o.	100%
6. Capital Group of Rafineria Nafty Jedlicze S.A.	75%
including:	
Raf-Energia Sp. z o.o.	100%
Raf-Koltrans Sp. z o.o.	100%
Raf-Służba Ratownicza Sp. z o.o.	100%
Raf-Bit Sp. z o.o.	100%
Raf-Ekologia Sp. z o.o.	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%
Ran-Watt Sp. z o.o. in liquidation	51%
7. Capital Group of ORLEN Oil Sp. z o.o.	100%
including:	
ORLEN OIL Cesko s.r.o.	100%
Platinum Oil Sp. z o.o.	100%
Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.	100%
Petro-Oil Łódzkie Centrum Sprzedaży Sp. z o.o.	25%
Petro-Oil Seewax Sp. z o.o. in bankruptcy	25%
Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Śląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	22%

(all amounts in PLN thousand)

Name of Capital Group	Share in total voting rights[1] (in full %)
8. Capital Group of AB Mazeikiu Nafta ("Mazeikiu Group")[2]	90%
including:	
UAB Mazeikiu naftos sveikatos prieziuros centras	100%
UAB Uotas in liquidation	100%
AB Ventus-Nafta	99%
UAB Naftelf	34%
Capital Group of UAB Mazeikiu naftos prekybos namai	100%
including:	
SIA Mazeikiu Nafta Tirdzniecibas nams	100%
OU Mazeikiu Nafta Trading House	100%
Mazeikiu Nafta Trading House Sp. z o.o.	100%
9. Capital Group of UNIPETROL a.s.	63%
including:	
Capital Group of UNIPETROL RPA s.r.o. (previously Steen Estates s.r.o.)	100%
including:	
UNIPETROL DOPRAVA a.s.	100%
CHEMICKA SERVISNI a.s.	100%
UNIRAF SLOVENSKO s.r.o.	100%
POLYMER INSTITUTE BRNO spol. s.r.o.	100%
HC Litvinov a.s. (previously HC Chemopetrol a.s.)	71%
Capital Group of UNIPETROL TRADE a.s.	100%
including:	
UNIPETROL CHEMICALS IBERICA S.A.	100%
CHEMAPOL (SCHWEIZ) AG	100%
UNIPETROL AUSTRIA Hmbh	100%
UNIPETROL (UK) Limited	100%
MOGUL d.o.o.	100%
DP MOGUL UKRAJINA	100%
ALIACHEM VERWALTUNGS GmbH	100%
including:	
ALIAPHARM GmbH FRANKFURT	100%
UNIPETROL DEUTSCHLAND GmbH	100%
UNIPETROL FRANCE S.A.	100%
UNIEPTROL ITALIA S.r.l.	100%
Výzkumný ústav anorganické chemie a.s.	100%
Capital Group of BENZINA s.r.o.	100%
including:	
PETROTRANS s.r.o.	100%
BENZINA TRADE a.s in liquidation	100%
UNIPETROL SERVICES s.r.o. (previously Meliba Estates s.r.o.)	100%
UNIPETROL RAFINERIE s.r.o. (previously Garo Estates s.r.o.)	100%
Capital Group of PARAMO a.s.	59%
including:	
MOGUL SLOVAKIA s.r.o.	100%
ČESKA RAFINERSKA a.s.	51%
Butadien Kralupy s.r.o.	51%
10. Capital Group of "Anwil" S.A.	85%
including:	
Przedsiębiorstwo Inwestycyjno-Remontowe Remwil Sp. z o.o.	100%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Pro-Lab Sp. z o.o.	99%
Spolana a.s.	83%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%

(all amounts in PLN thousand)

Name of Capital Group	Share in total voting rights[1] (in full %)
Zakład Usługowo Produkcyjny EKO-Dróg Sp. z o.o.	49%
Przedsiębiorstwo Usług Technicznych Wircom Sp. z o.o.	49%
Apex-Elzar Sp. z o.o.	47%
Specjalistyczna Przychodnia Przemysłowa Prof-Med Sp. z o.o.	46%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Arbud Sp. z o.o.	45%
11. Capital Group of Basell ORLEN Polyolefins Sp. z o.o.	50%
including:	
Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.	100%
12. Capital Group of ORLEN Medica Sp. z o.o.	100%
including:	
Sanatorium Uzdrowiskowe "KRYSTYNKA" Sp. z o.o.	99%
13. Capital Group of ORLEN Holding Malta Ltd.	100%
including:	
ORLEN Insurance Ltd.	100%
14. Capital Group of Płocki Park Przemysłowo-Technologiczny S.A.	50%
including:	
Centrum Komercjalizacji Technologii Sp. z o.o.	100%
Centrum Edukacji Sp. z o.o.	69%

1 Share in total voting rights is equal to the stake in share capital, except for the Capital Group of Ship Service S.A., where the stake in share capital amounts to 61%.
2 100% shares in Mazeikiu Group in the consolidated financial statements was assumed

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

1. Impairment of assets

a) Impairment of property, plant and equipment

Data for 1st quarter	2008	2007
	(unaudited)	(unaudited)
Impairment allowances as at 1 January	526 062	522 766
Additions during the period 1 January - 31 March	15 410	15 982
Disposals during the period 1 January - 31 March	(21 024)	(11 001)
Effect of exchange rate changes	10 366	(2 668)
Impairment allowances as at 31 March	**530 814**	**525 079**

b) Impairment of construction in progress

Data for 1st quarter	2008	2007
	(unaudited)	(unaudited)
Impairment allowances as at 1 January	42 304	49 029
Additions during the period 1 January - 31 March	2 192	475
Disposals during the period 1 January - 31 March	(49)	(74)
Effect of exchange rate changes	(228)	(89)
Impairment allowances as at 31 March	**44 219**	**49 341**

c) Impairment of intangible assets

Data for 1st quarter	2008	2007
	(unaudited)	(unaudited)
Impairment allowances as at 1 January	1 793	1 832
Additions during the period 1 January - 31 March*	1 213	63 188
Disposals during the period 1 January - 31 March	3	(31)
Effect of exchange rate changes	(4)	(1 420)
Impairment allowances as at 31 March	**3 005**	**63 569**

* including revaluation of CO_2 emission rights in Mazeikiu Group in 2007

d) Impairment of long term financial assets (shares)

Data for 1st quarter	2008	2007
	(unaudited)	(unaudited)
Impairment allowances as at 1 January	73 949	150 100
Additions during the period 1 January - 31 March	2 852	2 821
Disposals during the period 1 January - 31 March	(977)	(1 531)
Effect of exchange rate changes	367	(147)
Impairment allowances as at 31 March	**76 191**	**151 243**

(all amounts in PLN thousand)

e) Receivables allowances

Data for 1st quarter	2008 (unaudited)	2007 (unaudited)
Impairment allowances as at 1 January	562 563	609 982
Additions during the period 1 January - 31 March	38 318	27 148
Disposals during the period 1 January - 31 March	(46 432)	(36 567)
Effect of exchange rate changes	4 007	(1 370)
Impairment allowances as at 31 March	**558 456**	**599 193**

f) Inventory allowances

Data for 1st quarter	2008 (unaudited)	2007 (unaudited)
Impairment allowances as at 1 January	54 152	74 151
Additions during the period 1 January - 31 March	41 373	14 997
Disposals during the period 1 January - 31 March	(3 493)	(25 385)
Effect of exchange rate changes	(1 815)	(354)
Impairment allowances as at 31 March	**90 217**	**63 409**

2. Other non-current assets

	31 March 2008 (unaudited)	31 December 2007
Advances for construction in progress	99 037	98 239
Receivables due to financial assistance granted to employees	4 570	4 740
Receivables due to sale of property, plant and equipment	1 826	1 762
Receivables due to additional payments to subsidiaries' equity	-	45
Other	9 385	6 226
Total	**114 818**	**111 012**

3. Short-term financial assets

	31 March 2008 (unaudited)	31 December 2007
Financial assets at fair value through profit or loss	93 185	85 208
Derivative instruments recognized as financial assets designated as hedging instruments- hedge accounting	93 757	82 335
Assets available for sale	425	368
Loans and receivables	46	46
Total	**187 413**	**167 957**

(all amounts in PLN thousand)

4. Assets classified as held for sale

	31 March 2008 (unaudited)	31 December 2007
Shares in AGROBOHEMIE a.s. and Synthesia a.s. [1]	-	159 469
Shares in CELIO [2]	10 904	10 559
Property, plant and equipment [3]	13 266	18 134
Total	**24 170**	**188 162**

[1]Shares in AGROBOHEMIE a.s. and Synthesia a.s. held by UNIPETROL Group (respectively 50% and 38.79% in their share capital) were classified as held for sale as at 31 December 2007. As at 31 December 2007 their carrying amount was PLN 159,469 thousand (CZK 1,183,000 thousand) after impairment allowance, which amounted to PLN 333,084 thousand (CZK 2,470,951 thousand). The shares in AGROBOHEMIE a.s. and Synthesia a.s. were sold at 18 January 2008.

[2] The share of UNIPETROL Group in CELIO, constituting 51.06 % stake in the company's share capital, has been classified as assets held for sale due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and not by its future use. The Management Board of UNIPETROL has approved the sale plan for the asset. The offer received from a potential buyer indicates that the fair value of shares would exceed its carrying amount increased by transaction costs. The sale transaction is expected to be completed by the end of 2008. The change in the value of shares results from change in exchange rates.

[3] Property, plant and equipment classified as held for sale comprise: buildings and constructions, land, machinery and equipment and vehicles.

5. Provisions for liabilities

a) Deferred tax liabilities

Data for 1st quarter	2008 (unaudited)	2007 (unaudited)
Deferred tax liability as at 1 January	1 548 835	1 765 761
Additions during the period 1 January - 31 March	149 696	74 339
Disposals during the period 1 January - 31 March	(135 976)	(106 377)
Effect of exchange rate changes	(44 922)	(4 446)
Deferred tax liability as at 31 March	**1 517 633**	**1 729 277**

b) Provisions

Short-term and long-term provisions

Cumulative data for 1st quarter 2008 (unaudited)	Enviromental provision	Retirement benefits and similar	Shield programs provision due to restructuring	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2008	427 609	260 271	127 877	553 275	153 386	**1 522 418**
Additions during the period 1 January - 31 March 2008	771	5 187	-	1 566	11 227	**18 751**
Disposals during the period 1 January - 31 March 2008	(2 393)	(5 351)	(18 616)	(6 487)	(21 563)	**(54 410)**
Effect of exchange rate changes	518	460	(191)	(2 044)	1 010	**(247)**
Provisions as at 31 March 2008	**426 505**	**260 567**	**109 070**	**546 310**	**144 060**	**1 486 512**
Incl.						
Long-term provisions as at 31 March 2008	**370 716**	**229 880**	**58 021**	**93 841**	**33 849**	**786 307**
Short-term provisions as at 31 March 2008	**55 789**	**30 687**	**51 049**	**452 469**	**110 211**	**700 205**

(all amounts in PLN thousand)

Short-term and long-term provisions

Cumulative data for 1st quarter 2007 (unaudited)	Enviromental provision	Retirement benefits and similar	Shield programs provision due to restructuring	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2007	454 747	215 814	123 920	578 464	175 274	**1 548 219**
Additions during the period 1 January - 31 March 2007	759	4 794	-	11 577	7 042	**24 172**
Disposals during the period 1 January - 31 March 2007	(6 285)	(3 412)	(1 014)	(5 173)	(19 354)	**(35 238)**
Effect of exchange rate changes	(407)	(44)	-	1 395	(213)	**731**
Provisions as at 31 March 2007	**448 814**	**217 152**	**122 906**	**586 263**	**162 749**	**1 537 884**
incl.						
Long-term provisions as at 31 March 2007	**345 578**	**191 724**	**99 428**	**116 436**	**49 177**	**802 343**
Short-term provisions as at 31 March 2007	**103 236**	**25 428**	**23 478**	**469 827**	**113 572**	**735 541**

6. Goodwill

	31 March 2008 (unaudited)	31 December 2007
Goodwill on consolidation:		
ORLEN PetroTank Sp. z o.o.	11 298	11 298
ShipService S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
ORLEN Petrozachód Sp. z o.o.	4 597	4 597
Goodwill on Mazeikiu Group companies	1 278	1 296
Ceska Rafinerska	6 891	6 674
Other	834	831
Total goodwill on consolidation	**29 218**	**29 016**
Goodwill on business combination:		
Basell ORLEN Polyolefins Sp. z o.o.	51 902	51 902
Goodwill on Unipetrol Group companies	34 449	33 360
ORLEN Deutschland AG	7 277	7 646
AB Mazeikiu Elektrine	9 519	10 392
Other	150	149
Total goodwill on business combination	**103 297**	**103 449**
Total goodwill	**132 515**	**132 465**

(all amounts in PLN thousand)

The changes of goodwill in the 3-month period ended 31 March 2008 and 31 March 2007 were as follows:

	for 3 months ended 31 March 2008 (unaudited)	for 3 months ended 31 March 2007 (unaudited)
Goodwill on consolidation, begining of the period	**29 016**	**27 463**
Additions	**2**	**-**
Other	2	-
Disposals	-	-
Effect of exchange rate changes	200	105
Goodwill on consolidation, end of the period	**29 218**	**27 568**

	for 3 months ended 31 March 2008 (unaudited)	for 3 months ended 31 March 2007 (unaudited)
Goodwill on consolidation, begining of the period	**103 449**	**116 241**
Additions	-	-
Disposals	**(251)**	**-**
ORLEN Deutschland AG	(251)	-
Effect of exchange rate changes	99	(654)
Goodwill on consolidation, end of the period	**103 297**	**115 587**

(all amounts in PLN thousand)

7. Interest bearing loans and borrowings

	31 March 2008 (unaudited)	31 December 2007
Bank loans	8 620 249	8 809 266
Borrowings	4 504	4 285
Debt securities *	1 384 728	1 508 393
Total	**10 009 481**	**10 321 944**
including:		
Short-term	927 355	1 719 223
Long-term	9 082 126	8 602 721

* including as at 31 March 2008 liability of PLN 972,080 thousand concerning PKN ORLEN bond issue

The value of interest-bearing loans and borrowings drawn by the Group and debt securities issued decreased as at 31 March 2008 by PLN 312,463 thousand net.

The change in indebtedness level resulted primarily from:

- Drawing of bank loans denominated in foreign currencies:
  - EUR 130,000 thousand (PLN 469,564 thousand) consortium multi currency loan (BNP Paribas S.A. acting as Agent);
  - EUR 100,000 thousand (PLN 357,610 thousand) consortium multi currency loan (Bank of Tokyo-Mitsubishi acting as Agent);
- Drawing of loans by UNIPETROL Group in the amount of CZK 918,273 thousand (PLN 128,007 thousand);
- Increase of indebtedness in UNIPETROL Group due to valuation of debt securities in the amount of CZK 27,671 thousand (PLN 3,857 thousand);
- Drawing of loans by Mazeikiu Group in the amount of USD 59,576 thousand (PLN 138,805 thousand);
- Drawing of bank loans and borrowings denominated in PLN:
  - PLN 116,507 thousand in PKO BP S.A.
  - PLN 48,627 thousand in Bank Pekao S.A.;
  - PLN 31,324 thousand in Nordea Bank Polska S.A.;
  - PLN 10,959 thousand in BH w Warszawie S.A.;
  - PLN 10,954 thousand in BRE Bank Polska S.A.;
  - PLN 7,996 thousand in Česká spořitelna a.s.;
  - PLN 6,400 thousand in Bank Ochrony Środowiska S.A.;
  - PLN 1,855 thousand in ING Bank Śląski S.A.;
  - PLN 1,305 thousand in Bank Millennium S.A.;
  - PLN 531 thousand in Societe Generale S.A.;
  - PLN 525 thousand in Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej;
  - PLN 360 thousand in UniCredit Bank Czech Republic a.s.;
- The increase in indebtedness of PKN ORLEN Group concerning debt securities issue of PLN 237,011 thousand.
- Repayment of bank loans denominated in foreign currencies:
  - EUR 30,000 thousand (PLN 106,185 thousand) consortium multi currency loan (Bank of Tokyo-Mitsubishi acting as Agent);
  - EUR 20,000 thousand (PLN 70,540 thousand) consortium multi currency loan (BNP Paribas S.A. acting as Agent);
  - USD 6,914 thousand (PLN 8,055 thousand) in Bank Pekao S.A.;
  - USD 845 thousand (PLN 1,969 thousand) in BRE BANK S.A.;
- Repayment of loans by UNIPETROL Group in the amount of CZK 2,699,892 thousand (PLN 376,365 thousand);
- Repayment of loans by Mazeikiu Group in the amount of USD 156,693 thousand (PLN 365,078 thousand);
- Repayment of loans by ORLEN Deutschland AG in the amount of EUR 44,659 thousand (PLN 158,869 thousand);

(all amounts in PLN thousand)

- Repayment of bank loans and borrowings denominated in PLN:
  - PLN 101,176 thousand in PKO BP S.A;
  - PLN 41,410 thousand in BH w Warszawie S.A.;
  - PLN 31,320 thousand in UniCredit Bank Czech Republic, a.s.;
  - PLN 20,938 thousand in Bank Pekao S.A.;
  - PLN 5,535 thousand in ING Bank Śląski S.A.;
  - PLN 4,701 thousand in Bank Ochrony Środowiska S.A.;
  - PLN 3,476 thousand in Societe Generale S.A.;
  - PLN 2,990 thousand in BPH S.A.;
  - PLN 2,541 thousand in Reiffeisen Bank Polska S.A.;
  - PLN 2,191 thousand in BRE Bank S.A.;
  - PLN 1,365 thousand in Bank DnB NORD Polska S.A.;
  - PLN 170 thousand in Narodowy Fundusz Ochrony Środowiska;
  - PLN 136 thousand in Wojewódzki Fundusz Ochrony Środowiska;

- Decrease of indebtedness in PKN ORLEN Group concerning debt securities issue in the amount of PLN 366,071 thousand;

- Decrease of indebtedness in PKN ORLEN Group concerning debt securities valuation in the amount of PLN 10,994 thousand;

- Decrease of indebtedness as an effect of exchange rate changes and interest in the amount of PLN 202,585 thousand.

8. Other long-term liabilites

	31 March 2008 (unaudited)	31 December 2007
Finance lease liabilities	68 251	69 842
Donations received	43 555	44 164
Warranties granted	-	10 784
Financial instruments liabilities	22 895	983
Other	25 657	14 807
Total	**160 358**	**140 580**

(all amounts in PLN thousand)

9. Cost by kind

	for 3 months ended 31 March 2008 (unaudited)	for 3 months ended 31 March 2007 (unaudited)
Materials and energy	11 791 690	8 066 851
Cost of merchandise and materials sold	3 789 535	3 094 753
External services	822 175	768 782
Payroll, social security and other employee benefits	431 173	439 365
Depreciation	586 922	619 624
Taxes and charges	123 757	109 681
Other *	220 551	318 837
	17 765 803	13 417 893
Change in inventory	(247 821)	(290 495)
Cost of products and services for own use	(26 684)	35 402
Operating expenses	17 491 298	13 162 800
Distribution expenses	(740 196)	(746 537)
General and administrative expenses	(344 933)	(396 628)
Other operating expenses	(148 848)	(254 432)
Cost of finished goods, merchandise and raw materials sold	**16 257 321**	**11 765 203**

* including other operating expenses

10. Net financial revenues and expenses

	for 3 months ended 31 March 2008 (unaudited)	for 3 months ended 31 March 2007 (unaudited)
Interest expense	(136 189)	(152 507)
Negative foreign exchange surplus	(7 840)	(89 813)
Interest income	28 232	31 295
Positive foreign exchange surplus	355 655	7 688
Profit on trade in shares and other securities	-	18
Settlement and valuation of financial instruments	(75 210)	(232)
Other	(8 630)	(9 163)
Total	**156 018**	**(212 714)**

(all amounts in PLN thousand)

11. Income tax expense

	for 3 months ended 31 March 2008 (unaudited)	for 3 months ended 31 March 2007 (unaudited)
Current tax	(150 215)	(164 909)
Deffered tax	3 271	90 088
Total	**(146 944)**	**(74 821)**

The PKN ORLEN Group does not form a tax capital group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

(all amounts in PLN thousand)

IV. GROUP'S ACHIEVEMENTS IN THE FIRST QUARTER 2008 ACCOMPANIED BY CIRCUMSTANCES AND EVENTS WHICH HAVE SIGNIFICANT IMPACT ON THE FINANCIAL RESULT

In the 1st quarter 2008 Organizational Rules and Regulations of PKN ORLEN S.A. adopted by the Management Board's resolution dated 16 May 2007 with later amendments introduced by annexes no. 1 dated 14 August 2007 and no. 2 dated 31 October 2007 was in force.
On 28 February 2008 the Supervisory Board of PKN ORLEN S.A. adopted a resolution regarding suspension of Mr. Piotr Kownacki from the function of the President and Member of the Management Board for the indefinite period of time. Consequently, at the same time, the Supervisory Board adopted a resolution concerning appointment of the Member of the Management Board acting as the President of the Management Board. According to the decision of the Supervisory Board, for the period of suspension of Mr. Piotr Kownacki the authority of the President of the Management Board was taken over by the Vice President Mr. Wojciech Heydel.
As a result of changes mentioned above on 4 March 2008 the Management Board of the Company accomplished new assignment of duties among Members of the Management Board. According to the new assignment particular Members of the Management Board were granted supervision over the following areas of PKN ORLEN S.A.:

- Vice-President of the Management Board, Sales – Wholesale Operations, Retail Sales, Marketing, Planning & Sales Analysis, Logistics, Alternative Energy Sources, Human Resources, Strategy and Development, Public Relations, Management Board Service and Audit;
- Vice-President of the Management Board, Upstream and Crude Procurement – Crude Procurement, Research and Upstream as well as Capital Investments and De-investments;
- Vice-President of the Management Board, Chief Financial Officer – Accounting and Controlling, Finance Management, Cost Management, Taxes, Supply Chain Management, and Investor Relations;
- Member of the Management Board, Procurement & IT – IT, Procurement, Legal Department, Regulatory Risk, Information Control & Security;
- Member of the Management Board, Production – Refining, Chemical, Petrochemical, Lubricants and Energy Production, Production Development, Technology and Capital Expenditures;
- Member of the Management Board, Organization & Capital Group – Organization and Integration of the owned assets, Work Safety and Environment Protection, Relations with Labor Unions as well as formal and legal supervision over the ORLEN Group companies.

At the end of 2007 Mazeikiu Nafta group started the preparation to transfer administration services to a subsidiary. On 18 January 2008 the idea of creation of a subsidiary responsible for administration services was approved by the Management Board of AB Mazeikiu Nafta and new entity started its operations in the 1st quarter 2008.

Additionally, on 18 January 2008 there was a transfer of ownership rights relating to AGROBOHEMIE a.s. and Synthesia a.s. from UNIPETROL a.s. to DEZA, a.s. pursuant to the agreements signed on 31 October 2007.

As at the end of the 1st quarter 2008, the Parent Company held shares directly and indirectly in the following entities:

- 100 subsidiaries;
- 5 jointly controlled entities;
- 15 associated entities.

In comparison to the end of the 1st quarter 2007 the number of subsidiaries, jointly controlled entities and associated entities belonging to the Capital Group decreased from 137 to 120.

The most important activities connected with reorganization of the PKN ORLEN Capital Group in the 1st quarter 2008 included the following:

- On 2 January 2008 ORLEN Transport S.A., seated in Płock was registered. ORLEN Transport S.A. was created as a result of merger of the following six subsidiaries of PKN ORLEN S.A.: ORLEN Transport Płock Sp. z o.o., ORLEN Transport Kędzierzyn-Koźle Sp. z o.o., ORLEN Transport Nowa Sól Sp. z o.o., ORLEN Transport Szczecin Sp. z o.o., ORLEN Transport Słupsk Sp. z o.o., ORLEN Transport Olsztyn Sp. z o.o.;
- On 14 March 2008 the Kamer Van Coophandel (Chamber of Commerce) in Amsterdam registered ORLEN International Exploration & Production Company BV ("OIEP"), a company seated in Amsterdam. PKN ORLEN S.A. acquired 180 shares in OIEP, with a nominal value of EUR 100 per each share, representing 100% of the share capital of OIEP. The main business activities of OIEP involve, among others: the extraction of crude oil, the extraction of petroleum gas, geological exploration and diagnostic and explorative performance. PKN ORLEN S.A.'s investment in OIEP is of a long-term nature;
- On 18 March 2008 ORLEN OIL Sp. z o.o., as a seller and Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o. ("Petro-Oil DCS") as a purchaser, signed the sale/purchase agreement of 264 shares in Petro-Oil DCS for the purpose of their cancellation.

Capital investments of PKN ORLEN Group were described in detail in note VII of these condensed consolidated financial statements.

The most significant factors influencing the Group's profit from operations for the 1st quarter 2008, as compared to profit from operations for the 1st quarter 2007 comprised the following:

- increase in the crude oil processing in the Group by 12.7% as a result of the increase in the crude oil processing of Mazeikiu Refinery by 48.9% after activation of Crude Oil Distillation Unit;
- increase in margins (cracks) for diesel oil from 112.73 to 176.47 USD/t (by 56.5%), Ekoterm from 88.24 to 150.54 USD/t (by 70.6%), Jet A-1 aviation fuel from 156.54 to 218.41 USD/t (by 39.5%) as well as ethylene from 692.15 to 806.98 USD/t (by 16.6%) and propylene from 645.01 to 687.85 USD/t (by 6.6%);
- increase in the average commodity price for Brent crude oil from 57.79 to 96.72 USD/bbl (by 67.4%);
- increase in the volume of gasoline sold by 16.9% and diesel oil sold by 25.6%;
- decrease in Ural/Brent differential from /-3.41/ to /-3.35/ USD/bbl (by 1.5%);
- decrease in margins for gasoline from 130.89 to 124.32 USD/t (by 5.0%), heating oil III from (-) 188.29 to (-) 286.96 USD/t (by 52.4%), aromas (toluene, benzene, paraxylene, ortoxylene) from 581.73 to 311.06 USD/t (by 46.5%), phenol from 1,179.8 to 1,124.91 USD/t (by 4.7%), butadiene from 702.45 to 588.66 USD/t (by 16.2%) and acetone from 708.99 to 677.56 USD/t (by 4.4%);
- decrease in margins for polyethylene from 263.85 to 228.00 EUR/t (by 13.6%) and polypropylene from 260.38 to 222.00 EUR/t (by 14.7%);
- decrease in the average exchange rate of USD against PLN from PLN 2.97/USD to PLN 2.39/USD (by 19.5%);
- decrease in the average exchange rate of EUR against PLN from PLN 3.89/EUR to PLN 3.58/EUR (by 8.2%).

In the 1st quarter 2008, the volume of wholesale and retail sale of engine fuels (gasoline, diesel oil, LPG, Jet A-1) and light heating oil (Ekoterm) in the Capital Group amounted to 5,029,445 tonnes and was higher than sale in the 1st quarter of the prior year by 836,702 tonnes (by 20.0%). In the 1st quarter 2008 total sale of finished goods (refining, petrochemical, chemical and other) amounted to 7,448,024 tonnes and was higher than in the 1st quarter of the prior year by 971,865 tonnes (by 15.0%). In the 1st quarter 2008, retail sale of engine fuels (gasoline, diesel oil, LPG) amounted to 1,146,759 tonnes and was higher than sale in the comparable period of the prior year by 94,941 tonnes (by 9.0%).

Sales tendencies in respect of main finished goods are presented in the below table:

Sale of light products in the PKN ORLEN Group (by volume)	1st quarter 2008		1st quarter 2007		Dynamics (%) 1st quarter 2008/ 1st quarter 2007
Wholesale of light products, including:		3 882 683		3 140 925	123.6
- gasoline (tonnes)		1 212 076		967 110	125.3
- diesel oil (tonnes)		2 024 320		1 580 895	128.0
- Jet A-1 aviation fuel (tonnes)		181 641		134 913	134.6
- Ekoterm (tonnes)		368 526		343 134	107.4
- LPG (tonnes)		96 120		114 873	83.7
Retail sale of light products, including:	1 468 994	1 146 759	1 352 477	1 051 818	109.0
- gasoline ('000 litres) / (tonnes)	686 195	518 077	679 356	512 914	101.0
- diesel oil ('000 litres) / (tonnes)	666 956	563 578	567 525	479 559	117.5
- LPG ('000 litres) / (tonnes)	115 843	65 104	105 596	59 345	109.7
Total sale of fuels (tonnes)		5 029 445		4 192 743	120.0
- including engine fuels (tonnes)		4 660 916		3 849 609	121.1

In the 1st quarter 2008 profit from operations of the Parent Company and the Capital Group increased as compared to the parallel period of the prior year.

The results of the Parent Company in comparison to the Group were as follows:

Item	1st quarter 2008		Share of PKN in the Group	1st quarter 2007		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	6 501	3 421	52.6	5 768	3 348	58.0
Total sales revenues	17 937 832	13 015 873	72.6	13 408 224	8 088 629	60.3
Gross profit on sales	1 680 511	961 034	57.2	1 643 021	839 469	51.1
Profit from operations	565 073	464 644	82.2	374 762	288 131	76.9
Profit before tax	790 523	787 565	99.6	215 250	419 573	194.9
Net profit	643 579	664 921	103.3	140 429	390 383	278.0

In the 1st quarter 2008 refinery throughput of PKN ORLEN Group amounted to 6.5 million tonnes of crude oil. The achieved level of throughput in the 1st quarter 2008 is by 12.7% higher than in the 1st quarter 2007. The increase was possible because of the completion of the repair of Vacuum Distillation Unit in Mazeikiu Group, which contributed to the increase in crude oil processing by 659 thousand tonnes.

In the 1st quarter 2008 the Group's profit from operations amounted to PLN 565 million, as compared to PLN 375 million in the parallel period of 2007. The increase in profit from operations of ORLEN Group resulted mainly from higher profit from operations in PKN ORLEN S.A. by PLN 177 million as well as lower loss from operations of Mazeikiu Group by PLN 236 million. Restart of crude oil processing as well as higher sales volumes of esters contributed to the increase in profit of Rafineria Trzebinia by PLN 11 million. Favorable situation in agriculture resulted in the increase in profit of Anwil by PLN 9 million. On the other hand worsened conditions on the petrochemicals market, visible particularly in respect of aromas and polyolefins, contributed to lower profits of Unipetrol Group by PLN 205 million and Basell ORLEN Poliolefins by PLN 9 million. Production seasonality as well as higher prices of vacuum reminder used to production of asphalts resulted in the decrease in profit of ORLEN Asfalt by PLN 7 million as compared to the 1st quarter 2007.

In the 1st quarter 2008 net profit of the ORLEN Group amounted to PLN 644 million, as compared to PLN 140 million in the 1st quarter 2007. Appreciation of PLN in the 1st quarter 2008 contributed to the increase of positive foreign exchange differences affecting financial revenues in the amount of PLN 356 million. Additionally, the decrease in the indebtedness of the ORLEN Group in the 1st quarter 2008 as compared to the parallel period of the prior year by PLN 1,225,610 thousand resulted in lower financial expenses relating to interests by PLN 16 million.

Financial data of the Group by business segments are as follows:

Item	1st quarter 2008					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	343 075	231 688	90 882	517	-1 743	664 419
Unallocated revenues of the Group						1 039
Unallocated costs of the Group						-100 385
Profit from operations						565 073

Item	1st quarter 2007					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	133 108	369 580	82 824	-74 200	-4 830	506 482
Unallocated revenues of the Group						4 813
Unallocated costs of the Group						-136 533
Profit from operations						374 762

In the 1st quarter 2008 there was an increase in profit from operations of the refining segment due to higher results of PKN ORLEN by PLN 62 million. The Mazeikiu Refinery, after the completion of the repair of Vacuum Distillation Unit in January 2008 and consequently due the increase in crude oil processing as well as higher production outputs, improved its result by PLN 214 million as compared to the 1st quarter 2007. The segment profit of Unipetrol was by

(all amounts in PLN thousand)

PLN 38 million lower than the profit realized in the 1st quarter 2007 mainly as a result of 20% appreciation of CZK against USD as well as lower Ural/Brent differential.

In the 1st quarter 2008 profit from operations of the petrochemical segment decreased by 37.3% as compared to the parallel period of the prior year. The results of the segment were significantly influenced by a decrease in profit of Unipetrol Group by PLN 186 million to the level of PLN 38 million. Such a result was caused by the decrease in sales volumes of propylene and polypropylene. Additionally the result achieved was also influenced by the decrease of margins on petrochemical products and polyolefins as well as strengthening of CZK against USD. Besides segment result in the 1st quarter 2007 was higher because it comprised profit of Kaucuk in the amount of PLN 32 million.

In the 1st quarter 2008 profit from operations of the chemical segment amounted to PLN 91 million as compared to PLN 83 million in the 1st quarter 2007. The increase in segment result was mainly influenced by favorable situation in agriculture, which compensated negative effect of the decrease in sales of PVC and granulated products.

In November 2006 the Parent Company signed a bond issuance program. The indebtedness connected with the bond issuance program amounted to PLN 972,080 thousand as at the end of March 2008. Within PKN ORLEN Group bond issuance programs were also used by Unipetrol a.s. The indebtedness connected with bond issuance amounted to PLN 412,648 thousand as at the end of the 1st quarter 2008.

POLSKI KONCERN NAFTOWY ORLEN S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

V. SEGMENT DATA

Revenues, expenses and financial result by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	for the period ended		for the period ended		for the period ended		for the period ended		for the period ended		for the period ended	
	31 March 2008	31 March 2007	31 March 2008	31 March 2007	31 March 2008	31 March 2007	31 March 2008	31 March 2007	31 March 2008	31 March 2007	31 March 2008	31 March 2007
Sales to external customers	14 817 765	10 089 834	2 224 604	2 348 915	732 842	732 149	128 657	234 912			17 903 868	13 405 810
Transactions with other segments	2 117 977	2 853 963	1 030 435	961 783	3 691	4 819	343 391	256 209	(3 495 494)	(4 076 774)	-	-
Settlement of hedging transactions	2 251	(491)	31 713	2 905	-	-	-	-			33 964	2 414
Total sales revenues	16 937 993	12 943 306	3 286 752	3 313 603	736 533	736 968	472 048	491 121	(3 495 494)	(4 076 774)	17 937 832	13 408 224
Total operating expenses	(16 546 647)	(12 774 873)	(3 062 989)	(2 877 624)	(646 433)	(656 237)	(481 941)	(552 527)	3 493 751	4 071 944	(17 244 259)	(12 789 317)
Other operating revenues	68 721	92 904	20 439	13 557	5 447	4 440	22 893	13 624	-		117 500	124 525
Other operating expenses	(116 992)	(128 229)	(12 514)	(79 956)	(4 665)	(2 347)	(12 483)	(26 418)			(146 654)	(236 950)
Segment result	343 075	133 108	231 688	369 580	90 882	82 824	517	(74 200)	(1 743)	(4 830)	664 419	506 482
Unallocated revenues of the Group											1 039	4 813
Unallocated costs of the Group											(100 385)	(136 533)
Profit (loss) on the sale of all or part of shares of related parties											-	-
Profit from operations											565 073	374 762
Financial revenues											441 910	47 747
Financial expenses											(285 892)	(260 461)
Share in profit from investments accounted for under equity method	(208)	(521)	-	-	(303)	(145)	69 941	53 868			69 432	53 202
Profit before tax											790 523	215 250
Income tax expense											(146 944)	(74 821)
Net profit											643 579	140 429

(all amounts in PLN thousand)

Other information by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for the period ended		for the period ended		for the period ended		for the period ended		for the period ended	
	31 March 2008	31 March 2007	31 March 2008	31 March 2007	31 March 2008	31 March 2007	31 March 2008	31 March 2007	31 March 2008	31 March 2007
Cost incurred to acquire property, plant and equipment and intangible assets	357 146	401 120	106 789	51 212	20 196	8 183	71 704	33 220	555 835	493 735
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									20 796	19 336
Total cost incurred to acquire property, plant and equipment and intangible assets									576 631	513 071
Segment depreciation	324 722	344 553	155 561	156 224	35 759	45 775	61 144	66 012	577 187	612 564
Depreciation of unallocated assets									9 736	7 060
Total depreciation									586 922	619 624
Non-cash expenses other than depreciation	97 276	99 850	11 590	76 277	2 978	675	11 161	17 466	123 006	194 268

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for the period ended		for the period ended		for the period ended		for the period ended		for the period ended	
	31 March 2008	31 March 2007	31 March 2008	31 March 2007	31 March 2008	31 March 2007	31 March 2008	31 March 2007	31 March 2008	31 March 2007
Additions of impairment allowances	(84 266)	(88 479)	(3 598)	(72 656)	(2 704)	(666)	(7 316)	(15 132)	(97 884)	(176 933)
Unallocated allowances									(23)	(2 876)
Total additions of impairment allowances									(97 907)	(179 809)
Reversal of impairment allowances of assets	41 885	37 494	10 525	6 279	1 671	1 361	6 206	6 648	60 287	51 782
Unallocated value of reversal of impairment allowances of assets									40	1 471
Total reversal of impairment allowances of assets									60 327	53 253

Impairment allowances by business segments include items recognized in the income statement, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances;
- goodwill impairment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.

Allowances made in the refining segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other operations segment.

(all amounts in PLN thousand)

Geographical segments

The table presents consolidated sales revenues of the Capital Group by geographical segments for the period of 3 months ended 31 March 2008 and 31 March 2007:

	Revenues by geographical area for the period ended	
	31 March 2008	31 March 2007
Poland, including:	7 981 434	6 808 520
-revenues from operating activities	7 904 874	6 739 788
-other operating revenues	76 560	68 732
Germany, including:	2 885 158	2 426 998
-revenues from operating activities	2 877 443	2 420 070
-other operating revenues	7 715	6 928
Czech Republic, including:	2 341 397	2 186 415
-revenues from operating activities	2 308 799	2 152 686
-other operating revenues	32 598	33 729
Baltic states (Lithuania, Latvia and Estonia), including:	1 530 219	618 837
-revenues from operating activities	1 529 592	603 701
-other operating revenues	627	15 136
Other countries, including:	3 317 124	1 491 979
- Finland	664 340	37 494
- Switzerland	480 378	241 103
- Denmark	223 684	104 582
Unallocated revenues of the Group *	1 039	4 813
Total revenues by geographical area	18 056 371	13 537 562

* other operating revenues recognized in Poland, not allocated to any operating segment according to IAS 14

(all amounts in PLN thousand)

VI. CONTINGENT ASSETS AND LIABILITIES

1. Guarantees and sureties of PKN ORLEN Group in the 3-month period ended 31 March 2008

	31 December 2007	Increase/ Decrease	31 March 2008	Expiration of guarantee/ surety
guarantees issued by PKN ORLEN Group for the benefits of legal persons related to contractual obligations of PKN ORLEN Group	78 197	6 766	84 963	30.06.2013
customs guarantees issued by Unipetrol a.s., ORLEN Asfalt Sp. z o.o. and the Parent Company as collateral of liabilities to Customs Office due to import of merchandise	3 300	53 000	56 300	30.06.2009
collateral for factoring with recourse and for customers' liabilities related to the PayLink Card Agreement issued by ORLEN Oil Sp. z o.o. and ORLEN PetroTank Sp. z o.o.	8 438	65	8 503	19.12.2008
bid guarantees issued by PKN ORLEN Group for the benefit of legal persons	14 790	1 328	16 118	19.05.2008
other	9 467	(8 575)	892	14.09.2010
Total guarantees and sureties:	**114 192**	**52 584**	**166 776**	

2. Other contingent liabilities of PKN ORLEN Group in 3-month period ended 31 March 2008

	31 December 2007	Increase/ Decrease	31 March 2008
excise tax guarantees (including collaterals submitted on behalf of PKN ORLEN Group and third parties in respect of movements of harmonized excise goods kept on warehouse under the excise tax suspension procedure)*	1 442 632	(49 520)	1 393 112
letters of credit	246 655	48 273	294 928
legal cases related to real estates with undefined legal status	34 903	(8 861)	26 042
anti trust proceeding of the Office for Competition and Consumers' Protection **	18 500	-	18 500
legal cases ***	53 338	(442)	52 896
Total other contingent liabilities:	**1 796 028**	**(10 550)**	**1 785 478**
Total contingent liabilities (guarantees and sureties and other contingent liabilities)	**1 910 220**	**42 034**	**1 952 254**

* including as at 31 March 2008 excise tax guarantee of PKN ORLEN in the amount of PLN 940,689 thousand related to products in production plant in Plock, tax warehouses and warehouse-bases (owned and belonging to third parties) as well as bank guarantees of PKN ORLEN in the amount of 348,700 thousand submitted on behalf of Operator Logistyczny Paliw Płynnych Sp. z o.o. (former NAFTOBAZY Sp. z o.o.) as excise tax guarantees
** Detailed information in Note VI 3f
*** including as at 31 March 2008 and 31 December 2007 liability relating to the legal action of Brends Sp. z o.o. against PKN ORLEN in Arbitration Court in case of payment of PLN 42,000 thousand of contractual penalty from presumptive breach by PKN ORLEN of resolution of agreement concluded between PKN ORLEN and Jerzy Krzystyniak acting in his own name and in the name of Brends Sp. z o.o.

(all amounts in PLN thousand)

3. Information concerning significant proceedings in front of court, body appropriate for arbitration proceedings or in front of public administration bodies and on other risks of parent company and its subsidiaries

a) Excise tax contingent liability of Rafineria Trzebinia S.A.

As at the balance sheet date of 31 March 2008 the following tax proceedings and controls are pending in Rafineria Trzebinia S.A.:

- **Tax proceeding in order to determine the excise tax liability for the period of May – September 2004.**

As a result of the Custom Office proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Director of the Customs Office in Kraków, where the total excise tax liability for the period of May-August 2004 was set at about PLN 60 million. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter by the second instance authority regarding the fact that the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0 PLN rate.

On 5 May 2005, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

On 9 June 2005 the Director of the Customs Chamber in Kraków quashed the decision of the first instance authority and submitted it for further examination.

On 28 July 2005 the Head of the Customs Office, without providing any further evidence in the case and without any content-related reference to the objections raised in the appeal, determined an excise tax liability for May-September 2004 at the total amount of about PLN 100 million.

On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. reappealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, suspended execution of the decision. On 14 November 2005 the Director of the Customs Chamber in Kraków had decided to refuse to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by Rafineria Trzebinia S.A. for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0 PLN. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

On 30 December 2005 the Director of the Customs Chamber in Kraków issued a decision keeping the first instance authority's decision in force. On 3 February 2006 Rafineria Trzebinia S.A. submitted a complaint to the Woivodship Administrative Court in Kraków together with a motion to suspend execution of the decision. On 14 February 2006 the Director of the Customs Chamber in Kraków issued a decision on suspending execution of the decision until the case is decided by the Woivodship Administrative Court.

On 6 March 2007, the Management Board of Rafineria Trzebinia S.A. filed a motion to the Customs Office in Kraków to spread the payment of the disputable tax liability.

On 6 April 2007, the Management Board of the company appealed against the decision of the authority to the Head of the Customs Office in Kraków. On 25 June 2007 the Director of Customs Chamber in Kraków sustained the decision of the Head of Customs Office in Kraków and refused to spread the arrears in taxes into installments. Rafineria Trzebinia S.A. did not appeal against the decision.

On 19 March 2007 Rafineria Trzebinia S.A. received a written notification from the Customs Chamber in Kraków in respect of a submission of a motion for compulsory entry made in the mortgage register by the District Court in Chrzanów for the benefit of the State Treasury. The mortgage register entry regarded both real estate owned and used under perpetual usufruct by Rafineria Trzebinia S.A. The real estates pledge for the excise tax liability. A decision dated 2 April 2007 of the District Court in Chrzanów, dismissed this claim.

The first hearing in front of the Woivodship Administrative Court in Kraków was held on 12 June 2007. The Court obliged Rafineria Trzebinia S.A. to complete the complaint by additional documents. On 26 July 2007 the Woivodship Administrative Court in Kraków issued a decision on its closed sitting to suspend the proceedings until the Rafineria Trzebinia S.A. complaint relating to reversal of the decision of the Head of the Customs Office in Kraków and withdrawal of the decision for the re-examination is examined, stating that the verdict on that case is vital for the proceedings.

(all amounts in PLN thousand)

On 2 August 2007 the Management Board of Rafineria Trzebinia S.A. received notifications from the District Court in Chrzanów, V Commercial Department of Commercial Register, relating to compulsory mortgage entry made in the mortgage register concerning real estate owned or subject to perpetual usufruct by Rafineria Trzebinia S.A. The mortgage was entered to the benefit of the Customs Chamber in Kraków of the total amount of PLN 100,719 thousand. The entry was made on repeated motion of the Director of the Customs Chamber in Kraków. Rafineria Trzebinia S.A. appealed against the Court's sentence mentioned above what resulted in the decision issued on 20 December 2007 by the District Court in Kraków on repeal of the above-mentioned mortgages. The sentence of the District Court is legally binding.

On the second hearing on 3 October 2007 the Woivodship Administrative Court in Kraków issued a decision in compliance with the motion of Rafineria Trzebinia S.A. - deciding on tax proceedings re-examination. On 13 March 2008 Rafineria Trzebinia S.A. submitted a motion to the Director of the Customs Chamber with a complaint on inactivity in defining tax liability for the period of May - August 2004.

The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is a high probability of a positive outcome, based on the evidence and arguments raised by Rafineria Trzebinia S.A.. As a result there is no provision related to the case in the consolidated financial statements for the period ended 31 March 2008.

- **Control proceedings with respect to reliability of calculation and settlement of excise tax and value added tax for 2002, 2003 and the period of January to April 2004.**

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. On 30 November 2006 Rafineria Trzebinia S.A. received a control protocol related to the above period. On 14 December 2006 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations to the control protocol. The reservations regarded formal faults related to the control proceedings and the protocol itself. On 28 December 2006 the Director of the Tax Control Office submitted the response to reservations raised by the Plenipotentiary.

On 5 December 2007 the Director of the Tax Control Office in Kraków issued the result of tax control in Rafineria Trzebinia in relation to excise tax for 2002 and decisions related to value added tax for 2002. Tax inspection authority sustained that the excise tax settlements carried out by Rafineria Trzebinia in 2002 were correct. Decisions of the Director of the Tax Control Office for 2002 determine the correct amounts of value added tax liability on the level of PLN 10 thousand.

On 12 May 2006 Rafineria Trzebinia S.A. received a decision of the Director of the Tax Control Office in Kraków regarding institution of control proceedings with respect to reliability of calculation and settlement of value added tax and excise tax for the period from 1 January 2004 to 30 April 2004. On 15 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a control protocol related to the above described period. On 29 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations and considerations to this protocol which included, among other matters, lack of legal basis for the control proceedings related to the specified period in conjunction with the decision of the Head of the Customs Office in Kraków dated 17 September 2004 that waived the proceedings on determination of excise tax liability for January, February and March 2004 due to lack of legal substance. In addition the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations in respect of lack of legal opinion on the matter subject to control in the control protocol.

In a letter dated 6 February 2007, the Tax Control Inspector representing the Tax Control Office in Kraków presented the office's position in respect of reservations to the control protocol for the period January-April 2004 that had been raised by the Plenipotentiary. Termination date of control proceedings for 2003 and the period of January to April 2004 was again extended to 31 March 2008. On 19 March 2008 the Director of the Tax Control Office in Kraków has sent an information, that the case will not be reviewed on time and has settled new review date on 20 June 2008.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favourable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavourable outcome for Rafineria Trzebinia S.A. has been created in the financial statements for the period ended 31 March 2008.

(all amounts in PLN thousand)

- **Tax proceedings with respect to determination of value added tax amount for the period of January to August 2005.**

On 22 October 2006 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska regarding institution of control proceedings the respect of value added tax liability for the period of January, February and April – August 2005.

On 26 February 2007 the Head of the Tax Office for Małopolska in Kraków, had decided to institute tax control proceedings with regard to setting value added tax liability for March 2005.

The above proceedings concern intra Community supplies of finished goods and merchandise.

On 3 September 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a notice of the Head of the Tax Office for Małopolska in Kraków extending to 31 October 2007 the tax control proceedings in respect of value added tax liability for the period from January to August 2005. On 5 November 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska suspending tax control proceedings in respect of the value added tax liability for the period from January to August 2005. Rafineria Trzebinia S.A. has submitted a complaint for the above described decision by appealing for complete reversal. On 24 January 2008 the Director of the Tax Chamber issued the decision of a complete reversal of the above described decision of the Head of the Tax Office for Małopolska. On 31 January 2008 the Head of the Tax Office for Małopolska in Kraków has sent the notification of a new term to settle the case relating to determination of the value added tax amount for the period of January to August 2005. The term was set at 31 March 2008. On 26 March 2008 the Head of the Tax Office for Małopolska in Kraków has submitted another notice with a termination date settled on 30 May 2008.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia S.A. has been created in these consolidated financial statements for the period ended 31 March 2008.

- **Tax proceedings with respect to determination of excise tax liability for months November – December 2004**

On 10 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Customs Office in Kraków regarding institution of control proceedings with respect to excise tax liability for the period of November-December 2004. The proceedings concern deducting of input excise tax on purchased components with excise tax paid by the party not being an excise tax payer, from the output excise tax.

The Head of the Customs Office in Kraków has issued a decision on 31 May 2007 stating the amount of excise tax liability of app. PLN 600 thousand. The amount of the tax liability and penalty interest was paid by Rafineria Trzebinia S.A. On 14 June 2007 Rafineria Trzebinia S.A. appealed against the above mentioned decision to the Director of the Customs Chamber in Kraków. The Director of the Customs Chamber issued decisions sustaining the first instance authority's decisions relating to the excise tax liability for November-December 2004. On 12 October 2007 a complaint was issued to the Woivodship Administrative Court in Kraków.

On 16 April 2008 the hearing in front of the Voivodship Administrative Court in Kraków took place, and as a consequence, an outcome of a dispute favorable for Rafineria Trzebinia S.A. was issued. Currently Rafineria Trzebinia S.A. is waiting for the verdict to become binding.

- **Decisions related to excise tax liability for the period January – February 2007.**

On 25 September 2007 the Director of the Customs Chamber in Kraków issued a decision on excise tax liability for months January-February 2007 requesting at the same time adjustment of AKC-3 declaration for this period.

On 5 October 2007 Rafineria Trzebinia S.A. issued motions to the Head of the Customs Office in Kraków to suspend the decision, and on 15 October 2007 appealed against the decisions. On 28 March 2008 the representative of Rafineria Trzebinia S.A. has received notice from the Director of the Customs Chamber in Kraków about setting the term to settle the appeal case. On 28 April 2008 the Director of the Customs Chamber in Kraków issued a decisions regarding excise tax liability for January and February 2007 sustaining the first instance authority's decisions in force. Rafineria Trzebinia S.A. is going to submit a complaint on the decisions to the Woivodship Administrative Court in Krakow.

Net consolidated assets of Rafineria Trzebinia amounted to PLN 454,629 thousand as at 31 March 2008. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia amounts to 77.15%.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (all amounts in PLN thousand) (Translation of a document originally issued in Polish)

b) The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the EU Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel oils while on the one hand effective 1 May 2004 Poland has become a member of the European Union whereas on the other hand no regulations of the Minister of Economy in respect of quality requirements for biofuels were available.

On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A. On 26 September 2006 the Management Board of Rafineria Trzebinia S.A. appealed via the Chairman of the Energy Regulatory Office to the Court of Competition and Consumer Protection, District Court in Warsaw, against the decision of the Chairman of the Energy Regulatory Office. The appeal regarded complete waiver of the decision. Unless waived, the Management Board of Rafineria Trzebinia S.A. appealed that the decision was changed in respect of the merit by waiver of the proceedings in front of the Chairman of the Energy Regulatory Office due to the lack of legal substance as Rafineria Trzebinia S.A. violated neither laws nor the concession obligations. The motion submitted by Rafineria Trzebinia S.A. included also a prejudicial query to the Court of Justice of the European Communities in Luxembourg via the Court of Competition and Consumers Protection, regarding the application of the acquis communautaire based on article 234 of the ECT. The query was as follows: "Was Rafineria Trzebinia S.A. – an entity registered in the Republic of Poland – entitled in 2006 to production of biofuels with a 20% fraction of biocontent in line with the standard EN 14214 and trade in biofuels in the Republic of Poland and other countries of the European Union, in accordance with the law of European Communities, in particular in accordance with the Directive 2003/30/EC of the European Parliament and of the Council on the promotion of the use of biofuels or other renewable fuels for transport, whereas the Republic of Poland did not implement the provisions of the above stated Directive within the period specified in the Directive?". On 6 December 2006 the Chairman of the Energy Regulatory Office submitted a response to the appeal, claiming waiver of the appeal as it identified no basis to change the decision in respect of the fine. Among other matters, the Chairman of the Energy Regulatory Office stated that the violation of the acquis communautaire as described by Rafineria Trzebinia S.A. did not occur as the fine was imposed on the Company in relation to trade of fuels not meeting quality standards defined in the regulation dated 19 October 2005 in the Republic of Poland, and in conjunction with this case the decision was effective solely in the Republic of Poland and consequently it could not violate acquis communautaire.

On 2 April 2007 the Court of Competition and Consumers Protection in Warsaw pronounced a sentence giving consideration to Rafineria Trzebinia S.A.'s appeal and changing the decision of the Chairman of the Energy Regulatory Office in respect of the fine of PLN 1 milion by waiver of proceedings.

According to the Court, Rafineria Trzebinia S.A. traded in biofuels with a 20% fraction of biocontent in line with terms of the concession regarding production of liquid fuels. None of the concession terms banned production of fuels with specified parameters. According to the concession Rafineria Trzebinia S.A. is obliged to control the quality of fuels on a current basis and to issue quality certificates which may concern parameters set by law (for example regulation) or mutual agreements. As in the period covered by the decision of the Chairman of the Energy Regulatory Office there were no quality standards set by regulations defining quality requirements for biocontent and liquid biofuels and Rafineria Trzebinia S.A. produced biofuels by the terms of the concession and the agreements and issued quality certificates confirming that parameters of fuels produced are in line with parameters set in the agreements, it means that Rafineria Trzebinia S.A. could produce biofuels with a 20% fraction of biocontent. This way the Court admitted that the decision of the Chairman of the Energy Regulatory Office offended article 56 par. 1 point 12 of Energy Law, changed the decision and waived the proceedings due lack of legal substance. The verdict is not binding yet.

On 22 May 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received the appeal of the Chairman of the Energy Regulatory Office. Both the Chairman of the Energy Regulatory Office and Rafineria Trzebinia S.A. sustain their positions.

The response of Rafineria Trzebinia S.A. to the appeal of the Chairman of the Energy Regulatory Office dated 8 May 2007 to the verdict of 2 April 2007 of the District Court in Warsaw – the Court of Competition and Consumers Protection, was sent to the VI Civil Department of the Appeal Court in Warsaw on 31 May 2007.

On 15 November 2007 the seating in front of the Court of Appeals in Warsaw VI Civil Department took place, when the appeal of the Chairman of the Energy Regulatory Office was dismissed and the reimbursement of court proceeding costs in favor of Rafineria Trzebinia S.A. was sentenced. The case was accomplished with the advantageous decision for Rafineria Trzebinia S.A. The representative of the Chairman of the Energy Regulatory Office announced the possible submit for an annulment to the Supreme Court.

(all amounts in PLN thousand)

c) Standing of Rafineria Trzebinia S.A. in connection with temporarily discontinued production and sales of the ON BIO biofuel containing 20% of FAME esters from 3 January 2007 till 16 July 2007

The immediate reason for the decision to temporarily discontinue production and sales of the biodiesel containing 20% of FAME esters was the Regulation of the Minister of Finance dated 22 December 2006 reducing excise tax relieves. As a consequence, the financial standing of Rafineria Trzebinia S.A., an owner of modern biofuel production installation, deteriorated and the bank creditors of Rafineria Trzebinia S.A. demanded additional collateral on Rafineria Trzebinia S.A.'s property.

The establishing of collateral must have been preceded by conclusion of agreements between Rafineria Trzebinia S.A. and PKN ORLEN and banks: Pekao S.A. and BPH S.A.

PKN ORLEN as a strategic investor was actively engaged in financial standing improvement process of Rafineria Trzebinia S.A.

On 5 March 2007, an agreement was signed in Warsaw between Rafineria Trzebinia S.A., PKN ORLEN, Pekao S.A. bank and BPH S.A. bank. The agreement regarded restructuring of indebtedness of Rafineria Trzebinia S.A. to banks and to PKN ORLEN.

The agreement defined conditions for repayment of bank loan liabilities of Rafineria Trzebinia S.A. due to Pekao S.A. and BPH S.A. banks as well as amounts due to PKN ORLEN. It has also provided that Rafineria Trzebinia S.A. has to present satisfactory legal and property collaterals that would secure repayment of financial liabilities to the banks and PKN ORLEN. According to the schedule contained in the agreement, till 30 June 2007 Rafineria Trzebinia S.A. has partially repaid its bank loan liabilities to Pekao S.A. and BPH S.A. in the amounts of PLN 30,000 thousand and PLN 5,000 thousand, respectively. It has also provided PKN ORLEN with the partial payment of its trade liabilities amounting to PLN 15,000 thousand.

On 7 February 2008 the appendices to the credit in multi-currency line of general-purpose and to the investment credit were signed, setting the repayment date on 31 December 2008.

Agreed terms of cooperation with banks as well as support granted from the main shareholder PKN ORLEN enabled Rafineria Trzebinia S.A. to perform current activity, realize the stabilizing program and reconstruct positive relations with customers.

On 18 April 2007, after the approval of the corporate bodies, the Management Board of Rafineria Trzebinia S.A. signed an agreement with PKN ORLEN for composition of fuels with an up to 5% fraction of biocontent. The agreement enabled better utilization of assets such as warehouse spaces and production capacities of biodiesel installation.

The Management Board of Rafineria Trzebinia S.A. after performing a detailed legal and financial analysis has adopted a resolution on 11 May 2007 regarding implementing a new product on domestic market – methyl ester as an intrinsic fuel named "BIOESTER".

On 16 July 2007 the Management Board of Rafineria Trzebinia S.A. decided to resume diesel oil ON BIO production containing 20% of bio components – higher fatty acid esters FAME. The decision about the resumption of the production was made after performing by Rafineria Trzebinia S.A. the detailed economic analysis in relation to changes in the Excise Tax Act. The Management Board of Rafineria Trzebinia S.A. considers that resolved tax changes as well as other planned changes and solutions supporting the development of alternative sources of energy motivate resumption of the production and sales of bio fuels by the Refinery.

Net consolidated assets of Rafineria Trzebinia S.A. Group amounted to PLN 454,629 thousand as at 31 March 2008. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia S.A. amounts to 77.15%.

d) Claims and court proceedings - Tankpol Sp. z o.o.

In accordance with an agreement dated 20 December 2002, Tankpol Sp. z o.o., presently Tankpol – R.Mosio i Wspólnicy spółka jawna in Szczucin ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in connection with receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

(all amounts in PLN thousand)

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict and on 27 June 2005 PKN ORLEN submitted its response to the appeal. On 31 March 2006 the Court of Appeals in Warsaw changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals pronounced that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. The Court of Appeals was convinced that PKN ORLEN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals was legally binding and feasible, however both parties were entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement and claimed that it has appropriately executed the transfer of ownership agreement.

On 14 December 2006 the Supreme Court pronounced that it submitted the case for further examination to the Court of Appeals in Warsaw. According to justification of the verdict by the Supreme Court, valuation of shares of ORLEN PetroTank presented by Tankpol should be taken into consideration (whereas the Court of Appeals omitted the valuation in its verdict). On 6 March 2007 the seating in front of the Court of Appeals in Warsaw took place. The verdict was pronounced on 15 March 2007. The Court of Appeals dismissed Tankpol's claim in respect of money compensation. The case (referring to quantity of shares subject to transfer) was revoked to repronouncement in front of the District Court in Warsaw.

On the hearing on 12 March 2008 the court decided to postpone the trial and to hear the case in chambers, so as to decide on court expert appointment.

e) Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Regulation of the Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Regulation a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Płock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement and then filed a law suit against PKN ORLEN, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case PSE – Operator S.A. (legal successor of PGE Polska Grupa Energetyczna S.A., former Polskie Sieci Elektroenergetyczne) against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.

– **Court proceedings in which PKN ORLEN S.A. acts as a defendant**

As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.

The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE-Operator S.A. against ZEP S.A., where PKN ORLEN is an outside intervener, is decided.

On 3 August 2005 a complaint was filed against the above decision to suspend the proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision to suspend the proceedings.

On 20 August 2007 the Legal Office placed on behalf of PKN ORLEN a motion applying for undertaking previously suspended proceedings. On 13 September 2007 the Plenipotentiary of PKN ORLEN received a plaintift's letter standing against undertaking suspended proceedings. On 17 September 2007 court rejected undertaking suspended proceedings.

A complaint on the above mentioned decision to reject undertaking suspended proceedings was submitted on 22 October 2007.

On 19 December 2007 in response to PKN ORLEN complaint the Court of Appeals in Warsaw has issued the decision about changing the resolution and sentenced undertaking the proceedings.

(all amounts in PLN thousand)

On 11 February 2008 on behalf of PKN ORLEN there was a judicial writ sent, in which in response to court summons defendant referred to circumstances, in connection to which witness evidence is planned and also to the sentence of Polish Constitutional Tribunal's statement dated 25 October 2006. On 14 March 2008 a plaintiff's letter dated 10 March 2008 was received.

On 9 April 2008 the court hearing of two witnesses of PKN ORLEN, took place. The court dismissed motions to permit evidence from court expert opinions. The court consented to defendant's motion to add files from proceedings in front of the Chairman of the Energy Regulatory Office, in front of the Court of Competition and Consumer Protection and in front of the Supreme Court to the files of these proceedings. The court postponed the proceedings and set the next seating for 4 June 2008.

- **Court proceedings in which PKN ORLEN S.A. acts as an outside intervener**

On 4 January 2007 the District Court in Warsaw decided to undertake the previously suspended proceedings due to the Polish Constitutional Tribunal's statement issued on 25 October 2006 (current signature XVI GC 23/06).

On 8 March 2007 the first seating of the case where PKN ORLEN acts as an outside intervener took place. The parties were entitled to declare their positions in front of the court. The next seating has been postponed for an indefinite period. The letter in proceedings on behalf of PKN ORLEN was sent to the court on 22 March 2007.

On 4 April 2007 the Company received the letter in proceedings of ZEP S.A. dated 22 March 2007, in which ZEP S.A. supported its statement in the case and claimed to waive the motion of PSE S.A. concerning issuance of a partial verdict and motions of evidence raised by PSE S.A.

On 6 April 2007 another letter in proceedings on behalf of PKN ORLEN as an outside intervener was sent to the court. In the letter PKN ORLEN supported the motion of ZEP S.A. to raise a legal query to the Polish Constitutional Tribunal and explained its statement in the case.

The Company received also the letter in proceedings of PSE S.A. dated 25 April 2007, in which PSE S.A. supported its claims and its statement included in the previous letters as well as presented its opinion about statements and motions presented in the letter of an outside intervener. Moreover, PSE S.A. supported and explained its motion concerning issuance of a partial verdict.

On 20 June 2007 PSE S.A. sent the letter in proceedings where it sustained and developed conclusions.

On 6 September 2007 the Court has issued the decision in which it rejected PKN ORLEN's motion for dismissing an action for repayment of the amount of PLN 53,969 thousand.

On 14 December 2007 and on 25 February 2008 the court hearings took place. On the hearing held on 25 February 2008 the Court closed the case and pronounced that on 10 March 2008 the decision will be issued. The decision was postponed till 25 March 2008.

On 25 March 2008 the District Court in Warsaw, XVI Commercial Department made a decision that ZEP is to pay PSE the amount of PLN 62,514 thousand with interests and the amount of PLN 143 thousand as a refund on proceedings cost.

On 26 March 2008 the motion was submitted to the Court to prepare written explanation of the verdict. Till 5 May 2008 PKN ORLEN did not receive any explanation of the verdict.

The amount of claims is being updated by the amount of interest calculated from the main receivable. As at 31 March 2008 the provision for liabilities due to ZEP S.A. amounts to PLN 58,819 thousand.

f) Anti-trust proceedings

As at the date of the preparation of these financial statements, the Company is a party in the following anti-trust proceedings:

- Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") dated 21 March 2005, an anti-trust proceedings were started in connection with an allegation that PKN ORLEN in Płock concluded an agreement with Lotos S.A. Group in Gdańsk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor.

(all amounts in PLN thousand)

On 31 December 2007 the Chairman of OCCP penalized PKN ORLEN and LOTOS Group for the participation in the above described agreement. The fine imposed on PKN ORLEN amounted to PLN 4,500 thousand. On 28 January 2008 the Plenipotentiary of PKN ORLEN appealed to the Court of Competition and Consumer Protection against that decision. The appeal was passed via the Chairman of OCCP, who might change his decision before passing it to the Court. In case the Chairman of OCCP overrules the appeal, he passes the motion to the Court of Competition and Consumer Protection together with his answer. The beginning date of the court proceedings is expected at the end of 2008 or beginning of 2009. Sides of the proceedings are entitled to appeal to the Appeal Court in Warsaw and subsequently to submit an annulment to the Supreme Court against the sentence of the Court of Competition and Consumer Protection.

- On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol market and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings the Chairman of OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the decision. On 13 August 2001 the Anti-Trust Court annulled fully the decision of the Chairman of OCCP, which accused PKN ORLEN of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 the provision was fully reversed in PKN ORLEN. On 4 October 2001 the Chairman of OCCP submitted an annulment to the verdict.

  On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2001.

  The case was conducted again by the District Court in Warsaw, the Competition and Consumer Protection Court (former Anti-Trust Court), which at the seating on 21 July 2004 pronounced the verdict again revoking the appealed decision of the Chairman of OCCP.

  Due to the letter from OCCP received on 21 March 2005, PKN ORLEN answered the questions of OCCP on 11 April 2005. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 5 October 2006 the Company submitted additional information concerning the method of calculation of base price of monoethylene glycol and explained the conditions concerning validity of price list for antifreeze liquid to radiators for packaging companies. On 19 October 2006 a notice from OCCP was received concerning conclusion of proceedings to take evidence. PKN ORLEN was given a fourteen-day period to get acquainted with the evidence gathered. On 3 November 2006, after getting acquainted with all gathered evidence, the Company submitted a motion to discontinue the proceedings or to issue a decision stating that no activities limiting competition described in art. 8 par. 1 and 2, point 5 and 6 of the Anti-trust Act occurred. The decision dated 29 December 2006 no. RWA-48/2006 was received on 16 January 2007. The Chairman of the Office for Competition and Consumer Protection decided that PKN ORLEN violated laws by limiting competition and abusing dominant position on the domestic monoethylene glycols market. The violation regarded acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of anti-freeze liquid to radiators "PETRYGO". The setting was acknowledged as inadequate compared to increase in price of glycol (basis raw material for this liquid). The Chairman of OCCP ordered to abandon the practice and imposed a penalty in the amount of PLN 14,000 thousand.

  On 29 January 2007 PKN ORLEN filed a cancellation to this decision to the District Court in Warsaw, the Consumer and Competition Court. As at the present date, the date of the seating in respect of the cancellation has not yet been set.

  The financial statements does not include provisions related to the above proceedings as in the view of the Management Board of PKN ORLEN, after receipt of independent legal opinions, a risk that the Company is charged with a fine is remote. However due to the current status of proceedings related to PETRYGO these consolidated financial statements include contingent liability in the amount of PLN 14,000 thousand.

- On 23 February 2007 the Company received a letter from the Office for Competition and Consumer Protection in Wrocław about commencing an explanatory proceedings relating to motion of Petra Sp z o.o. about antitrust actions of PKN ORLEN on the local market in Twardogóra. On 17 April 2007 the Office for Competition and Consumer Protection in Wrocław following the motion of Petra Sp z o.o. started antitrust proceedings against PKN ORLEN, suspected of restricting competition on the local retail sales of liquid fuels market in Twardogóra. On 30 May 2007 PKN ORLEN submitted explanations to unsupported motion of Petra, claiming PKN ORLEN used significantly lower prices to eliminate Petra out of market. On 30 August 2007 PKN ORLEN submitted additional letter with arguments proving lack of antitrust action on Twardogóra local market to the Office for Competition and Consumers' Protection in Wrocław.

  After the anti-trust proceedings, by decision dated 29 January 2008 no. RWR 04/2008, the Chairman of the Office for Competition and Consumers' Protection in Wrocław did not stated that PKN ORLEN performed actions restricting competition on the local retail sales of liquid fuels market in Twardogóra. Till 20 March 2008 no appeal

(all amounts in PLN thousand)

was submitted by Petra to the Office for Competition and Consumer Protection in Wrocław (the final date of submitting an appeal by Petra elapsed on 18 February 2008). Consequently it is supposed that Petra decided not to execute its right to appeal against the decision of the Chairman of OCCP and the decision no. RWR 04/2008 dated 29 January 2008 became binding.

g) Risk of loosing tax relieves

Investment relief

In accordance with tax regulations, in force in previous years, the Group reduced the taxable income for the purposes of corporate income tax by the following titles:

- Investment expenditures incurred in a given tax year (investment relief);
- 50% of the previous year's investment relief (investment premium).

During the period 2002-2003 the Group reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2002	14 234	49 222
2003	-	6 923
Total	**14 234**	**56 145**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group does not identify a risk that its right to the deductions might be denied by the tax authorities or a risk that its right to relieves and premiums might be lost due to breach of conditions which in effect oblige to return the amounts deducted.

In Lithuania, investment relieves are regulated by tax law and individual agreements between a company and the Government of Lithuania. According to these regulations, part of the profit designated for investments is taxed with 0% rate. State Tax Inspection is entitled to collect the amounts concerning used investment relieves that were incorrectly calculated or not wholly paid within the 5-year period.

As at the date of preparation of these financial statements Mazeikiu Group companies have utilized PLN 26,087 thousand of investment relieves.

Other tax relieves

In the period 2001-2005 Mazeikiu Group used other tax relieves. As at the date of preparation of these financial statements the amount of investment relieves used by Mazeikiu Group amounts to PLN 109,399 thousand. Expiry date of potential return of these relieves has not passed yet, however according to the assessment of Mazeikiu Group the risk of the return is low.

h) Risk connected with the disposal of a portion of assets and liabilities related to purchase of Unipetrol a.s. shares

In 2003-2004, the Management Board of PKN ORLEN appointed at that date concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the UNIPETROL Group companies.

In 2005, the Management Board appointed at that date, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.

Agrofert Holding a.s. agreed that PKN ORLEN disclosed only portion of the agreements. This portion was presented by Agrofert Holding a.s. itself at the press conference on 13 September 2005.

On 25 January 2006 PKN ORLEN received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500 with interests. The court proceeding in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

(all amounts in PLN thousand)

On 20 February 2006 the Management Board of PKN ORLEN has decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s. and Synthesia a.s. (formerly: ALIACHEM a.s.) shares.

On 9 May 2006 the Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interests. The arbitration proceedings initiated by this law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interests. The arbitration proceedings initiated by this law suit are currently in progress.

On 13 December 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a fourth law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of compensation for loss related among others to unfair competition, illegal violation of reputation of Agrofert Holding a.s. The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) with interests. The reply for claim was submitted by the Company's Plenipotentiaries. The arbitration proceedings initiated by this law suit are currently in progress.

As at the date of preparation of these financial statements, the parties are conducting mediations aimed at amicable settlement of the dispute in respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. The Management Board of the Company hopes that, as a consequence of series of mediation meetings, the Company and ConocoPhillips will soon finalize the mediation process with favorable outcome to both parties.

The foregoing financial statements include the provision to cover the potential negative financial effects related to execution of the agreements.

i) Risk connected with agreements with Deza a.s.

As the result of the dispute described in the previus financial statements, the Management Board of the PKN ORLEN informs that the transfer transaction of 50% of AGROBOHEMIE a.s. shares and 38.79% shares of Synthesia a.s. shares was concluded on 18 January 2008.

As a result of the conclusion of the shares transfer transaction of AGROBOHEMIE a.s. and Synthesia a.s. ahares from UNIPETROL a.s. to DEZA a.s. both sides reached an agreement. All provisions of the agreement concluded between UNIPETROL a.s. and DEZA a.s. were fulfilled, i.e. risk of UNIPETROL a.s. connected with the payment of contractual penalty and potential legal faults on the sales transaction of AGROBOHEMIE a.s. and Synthesia a.s. was eliminated. On 22 January 2008 Deza s.a. withdrew two legal motions from the Court in Prague. On 14 April 2008 the Court statement about the expiration of two motions of Deza a.s. became binding.

(all amounts in PLN thousand)

VII. SIGNIFICANT EVENTS DURING THE PERIOD FROM 1 JANUARY 2008 TO THE DATE OF PREPARATION OF THIS REPORT, PRESENTED IN THE REGULATORY ANNOUNCEMENTS

1. Acquisition of shares in ORLEN Transport S.A. by PKN ORLEN

PKN ORLEN S.A. informed in its regulatory announcement no. 1/2008 that on 2 January 2008 the District Court in Warsaw, XIV Commercial Department of the Commercial Register) registered a joint stock company, ORLEN Transport Spółka Akcyjna, seated in Płock ("ORLEN Transport S.A."). PKN ORLEN S.A. acquired 65,460,141 shares in ORLEN Transport S.A., with a nominal value PLN 1 per each share, representing approximately 97.61% of the initial capital, and 97.61% of the voting rights at the General Shareholders' Meeting of ORLEN Transport S.A.

ORLEN Transport S.A. was created as result of merger of the following six subsidiaries of PKN ORLEN S.A.: ORLEN Transport Płock Sp. z o.o., ORLEN Transport Kędzierzyn-Koźle Sp. z o.o., ORLEN Transport Nowa Sól Sp. z o.o., ORLEN Transport Szczecin Sp. z o.o., ORLEN Transport Słupsk Sp. z o.o., ORLEN Transport Olsztyn Sp. z o.o.

2. Disposal of shares in Przedsiębiorstwo Rolne AGRO - AZOTY II WŁOCŁAWEK Sp. z o.o. by ANWIL S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 2/2008 that on 8 January 2008 its subsidiary, Zakłady Azotowe Anwil Spółka Akcyjna, a joint stock company ("ANWIL S.A.") as a seller, and two individuals: Mr. Slawomir Stronikowski and Mr. Arkadiusz Talarek, as purchasers ("Purchasers"), signed an agreement ("Agreement") regarding the sale of shares in Przedsiębiorstwo Rolne AGRO - AZOTY II WŁOCŁAWEK, a limited liability company, seated in Łąka ("AGRO - AZOTY II WŁOCŁAWEK").

As a result of signing the Agreement ANWIL S.A. sold to the Purchasers 8,830 shares in AGRO - AZOTY II WŁOCŁAWEK ("Shares") with a nominal value of PLN 100 per each share and a total nominal value of PLN 883 thousand. The disposed Shares represent 100% of the share capital of AGRO - AZOTY II WŁOCŁAWEK, and 100% of the voting rights at the General Shareholders' Meeting of AGRO - AZOTY II WŁOCŁAWEK. The purchase price for the Disposed Shares amounts to PLN 649.89 thousand. Book value of the Disposed Shares presented in the accounting records of ANWIL S.A. as at the date of the Agreement amounted to PLN 507.44 thousand. As a result of the disposal, ANWIL S.A. no longer owns shares in AGRO - AZOTY II WŁOCŁAWEK.

The payment for the Shares was made on the day of signing the Agreement. The Disposed Shares were transferred to the Purchasers at the moment of payment and on the date of signing the agreement by both parties.

Simultaneously with the sale of Shares, ANWIL S.A. sold to the Purchasers land, buildings and property, plant and equipment, which were leased by AGRO - AZOTY II WŁOCŁAWEK, for a total price of PLN 4,840.75 thousand.

3. Agreement for sale of fuels signed between PKN ORLEN and Lukoil Warsaw Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no. 3/2008 that on 16 January 2008 PKN ORLEN S.A. signed a one-year agreement with Lukoil Warsaw Sp. z o.o. ("Lukoil Warsaw"). According to the agreement PKN ORLEN S.A. will sell gasoline and diesel oil to Lukoil Warsaw in the period from 16 January 2008 to 31 December 2008. The estimated net value of the agreement amounts to approximately PLN 1,054,718 thousand (estimated gross value of the agreement amounts to PLN 1,286,756 thousand).

Moreover, within the last 12 months, PKN ORLEN S.A signed with Lukoil Warsaw three agreements for the sale of gasoline and diesel oil to Lukoil Warsaw.

The total estimated net value of all the agreements concluded by PKN ORLEN S.A. with Lukoil Warsaw within the last twelve months amounts to PLN 1,660,091.5 thousand (total estimated gross value of all the agreements amounts to PLN 2,025,312.3 thousand).

4. Transfer of shares of AGROBOHEMIE a.s. and Synthesia a.s. from UNIPETROL a.s. to DEZA a.s.

PKN ORLEN informed in its regulatory announcement no. 4/2008 that on 18 January 2008 a transfer of 47,000 shares of AGROBOHEMIE a.s., seated in Prague, Czech Republic ("AGROBOHEMIE") and 26,447,571 shares with nominal value of CZK 40 per each and 1,529,591 shares with nominal value of CZK 400 per each of Synthesia, a.s., seated in Pardubice, Czech Republic ("Synthesia") was transferred from the PKN ORLEN subsidiary, UNIPETROL a.s. seated in Prague, Czech Republic ("UNIPETROL") to DEZA, a.s., seated in Valašské Meziříčí, Czech Republic ("DEZA").

The transfer of shares was made pursuant to the two agreements signed on 31 October 2007 between UNIPETROL, as a seller, and, DEZA as a purchaser: the Share Purchase Agreement concerning the sale of shares in AGROBOHEMIE and the Share Purchase Agreement concerning the sale of shares in Synthesia.

(all amounts in PLN thousand)

The total purchase price for the AGROBOHEMIE shares amounted to CZK 503,000 thousand (i.e. approximately PLN 69,565 thousand based on average PLN/CZK exchange rates of National Bank of Poland as of 18 January 2008). The total purchase price for the Synthesia shares amounted to CZK 680,000 thousand (i.e. approximately PLN 94,044 thousand based on average PLN/CZK exchange rates of the National Bank of Poland as of 18 January 2008).

See also: Regulatory Announcement no 62/2007 of 31 October 2007.

5. Contract signed between ORLEN Deutschland and Deutsche BP

PKN ORLEN S.A. informed in its regulatory announcement no. 5/2008 that on 29 January 2008 ORLEN Deutschland AG signed an annual contract with Deutsche BP Aktiengesellschaft for the sale of fuels to ORLEN Deutschland AG. The agreement is binding for the period 1 January 2008 till 31 December 2008. The estimated value of the transaction amounts to approximately EUR 1,200 million (i.e. PLN 4,342 million based on average EUR/PLN exchange rates of the National Bank of Poland as at 29 January 2008).

6. Contract signed between Mazeikiu and GT Trading OY

PKN ORLEN S.A. informed in its regulatory announcement no. 6/2008 that on 31 January 2008 AB Mazeikiu Nafta finished the negotiations process and signed annual agreements for sales of gasoline, diesel oil and heating oil by sea. As part of this process two annual agreements were signed with GT Trading OY, seated in Espoo, Finland.

According to the first agreement AB Mazeikiu Nafta will sell gasoline to GT Trading OY in 2008 ("Agreement on the sale of gasoline").

According to the second agreement AB Mazeikiu Nafta will sell diesel oil to GT Trading OY in 2008 ("Agreement on the sale of diesel oil").

The estimated net value of the agreement for the sale of gasoline amounts to approximately USD 350 million (i.e. PLN 855 million based on average USD/PLN exchange rates of the National Bank of Poland as of 31 January 2008). The estimated net value of the agreement for the sale of diesel oil amounts to approximately USD 600 million (i.e. PLN 1,466 million based on average USD/PLN exchange rates of the National Bank of Poland as of 31 January 2008).

The total estimated net value of the above mentioned agreements amounts to approximately USD 950 million (i.e. PLN 2,322 million based on average USD/PLN exchange rates of the National Bank of Poland as of 31 January 2008).

The above mentioned agreements stabilize the sale of fuels to AB Mazeikiu Nafta by sea.

7. Changes in the Supervisory Board of PKN ORLEN

PKN ORLEN S.A. informed in its regulatory announcement no. 12/2008 that on 7 February 2008, the Extraordinary General Shareholders' Meeting of PKN ORLEN S.A. dismissed Ms. Małgorzata Izabela Ślepowrońska from the position of Chairman of the Supervisory Board of PKN ORLEN S.A. and from the Supervisory Board of PKN ORLEN S.A.

Additionally, the Extraordinary General Shareholders' Meeting of PKN ORLEN S.A. dismissed from the Supervisory Board of the PKN ORLEN S.A. the following Members: Mr. Robert Czapla, Mr. Marek Drac-Tatoń, Mr. Raimondo Eggink, Mr. Zbigniew Macioszek, Ms. Agata Janina Mikołajczyk and Mr. Krzysztof Rajczewski.

The Extraordinary General Shareholders' Meeting of PKN ORLEN S.A. appointed to the Supervisory Board of PKN ORLEN S.A.:

- Mr. Maciej Mataczyński to the position of the Chairman of the Supervisory Board, and independent Member of Supervisory Board of PKN ORLEN S.A.;
- Mr. Grzegorz Borowiec to the position of the Member of the Supervisory Board of PKN ORLEN S.A.;
- Mr. Raimondo Eggink to the position of independent Member of the Supervisory Board of PKN ORLEN S.A.;
- Mr. Marek Karabuła to the position of Member of the Supervisory Board of PKN ORLEN S.A.;
- Mr. Krzysztof Kołach to the position of the independent Member of the Supervisory Board of PKN ORLEN S.A.;
- Mr. Ryszard Stefański to the position of independent Member of the Supervisory Board of PKN ORLEN S.A.;
- Mr. Piotr Jan Wielowieyski to the position of independent Member of the Supervisory Board of PKN ORLEN S.A.

(all amounts in PLN thousand)

8. Suspension of Mr. Piotr Kownacki from the activities of the President and Member of the Management Board of the Company by the Supervisory Board of PKN ORLEN

PKN ORLEN informed in its regulatory announcement no. 16/2008 that on 28 February 2008, the Supervisory Board of PKN ORLEN has concluded a resolution regarding suspension of Mr. Piotr Kownacki from the activities of the President and Member of the Management Board of the Company for the indefinite period, with the following justification:

"The Supervisory Board has made the decision due to the fact that the President took actions individually, without agreement with the Company's Management Board, which were leading to significant worsening of the Company's image. These actions include statements of political character, pulling the Company into current political disputes, as well as unjustified discrediting the Supervisory Board.

The Supervisory Board hopes that the period of the President suspension will favor the hushing up of emotions and rebuilding the atmosphere of the common, non-political operation for the Company's good."

At the same meeting the Supervisory Board passed the resolution that for the period of the President Mr. Piotr Kownacki suspension, the authority of the President of the Management Board of PKN ORLEN is taken over by the Vice President Mr. Wojciech Heydel.

9. Acquisition of shares in a newly registered company ORLEN International Exploration & Production Company by PKN ORLEN

PKN ORLEN S.A. informed in its regulatory announcement no. 19/2008 that on 14 March 2008 the Kamer Van Koophandel (Chamber of Commerce) in Amsterdam registered ORLEN International Exploration & Production Company BV ("OIEP"), a company seated in Amsterdam, which will operate in accordance with Dutch law.

PKN ORLEN S.A. acquired 180 shares in OIEP, with a nominal value of EUR 100 per each share (i.e. approximately PLN 353 based on average PLN/EUR exchange rates of the National Bank of Poland as of 14 March 2008), representing 100% of the initial capital of OIEP and 100% of the voting rights at a General Shareholders' Meeting of OIEP. The acquired shares were covered by PKN ORLEN S.A. in the form of a cash contribution amounting to EUR 18 thousand (i.e. approximately PLN 64 thousand based on average PLN/EUR exchange rates of the National Bank of Poland as of 14 March 2008).

The main business activities of OIEP involve, amongst others: the extraction of crude oil, the extraction of petroleum gas, geological exploration and diagnostic and explorative performance.

PKN ORLEN S.A. investment in OIEP is of a long-term nature.

10. Sales of shares in Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o. by ORLEN Oil Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no. 20/2008 that on 18 March 2008, an Extraordinary General Shareholders' Meeting of Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o., seated in Legnica ("Petro-Oil DCS"), adopted a resolution regarding the purchase by Petro-Oil DCS of its own shares, held by ORLEN OIL Sp. z o.o. (based on article 199 § 1, 2 and 6 as well as article 200 § 1 of the Polish Code for Commercial Companies).

In accordance with the above mentioned, on 18 March 2008, ORLEN OIL Sp. z o.o., as a seller, and Petro-Oil DCS, as a purchaser, signed an agreement regarding the purchase of 264 shares in Petro-Oil DCS for the purpose of their cancellation ("Cancelled Shares"). The Cancelled Shares represent 24% of the registered capital of Petro-Oil DCS and 24% of the votes at the General Shareholders' Meeting of Petro-Oil DCS. The nominal value of each cancelled share of Petro-Oil DCS amounts to PLN 500. The book value of the Cancelled Shares in the ORLEN OIL Sp. z o.o. books amounted to PLN 132 thousand as at 18 March 2008.

The total net remuneration due to ORLEN OIL Sp. z o.o. for the cancelled shares amounts to PLN 600,000.72, i.e. PLN 2,272.73 net per share.

As a result of the transaction ORLEN OIL Sp. z o.o. will have no shares in the registered capital of Petro-Oil DCS. The shares in Petro-Oil DCS have been cancelled on the date of signing the agreement.

Additionally, the parties have agreed that having completed their corporate cooperation, their common goal for the following years relating to commercial and marketing performance would be maintaining by ORLEN OIL Sp. z o.o. leading position in the lubricants market in the south-west region of Poland.

The main business activities of ORLEN OIL are the production and sale of lubricant oils and base oils. Petro-Oil DCS is one of eight Regional Sale Centers of ORLEN OIL Sp. z o.o. operating in Poland. The sale of shares by ORLEN OIL Sp. z o.o. is a part of ORLEN OIL's distribution network restructure.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (all amounts in PLN thousand) (Translation of a document originally issued in Polish)

11. The agreement relating to the purchase of shares in Odin Energi Latvija signed by ORLEN International Exploration & Production

PKN ORLEN S.A. informed in its regulatory announcement no 23/2008 that on 9 April 2008 subsidiary of PKN ORLEN S.A., ORLEN International Exploration & Production Company BV, seated in Amsterdam, Netherlands ("ORLEN International Exploration & Production"), and Odin Energi A/S, seated in Hellerup, Denmark ("Odin Energi") signed an agreement ("the Agreement") relating to the sale of shares in Odin Energi Latvija ("Odin Energi Latvija").

As a result of signing the Agreement ORLEN International Exploration & Production purchased from Odin Energi 500 shares in Odin Energi Latvija, with the nominal value of LVL 5 per each share (i.e. approximately PLN 24.81 based on the average LVL/PLN exchange rates of the National Bank of Poland as of 9 April 2008). The purchased shares represent 50% of the share capital of Odin Energi Latvija and 50% of the voting rights at the General Shareholders' Meeting of Odin Energi Latvija. The Agreement has been signed simultaneously with the agreement on purchase of the remaining 50% of shares in Odin Energi Latvija by the PKN ORLEN partner, Kuwait Energy Company. Kuwait Energy Company has purchased the shares through its subsidiary Kuwait Energy Netherlands Corporation.

The price for the purchased shares amounts to USD 950,000 (i.e. approximately PLN 2,090 thousand based on the average PLN/USD exchange rates of the National Bank of Poland as of 9 April 2008) and will be covered from ORLEN International Exploration & Production's own resources. The purchased shares of Odin Energi Latvija will be transferred to ORLEN International Exploration & Production at the date of payment of the purchase price.

The book value of the purchased shares in the ORLEN International Exploration & Production books will be equal to their purchase price.

The investment of ORLEN International Exploration & Production in the Odin Energi Latvija shares is of a long term nature. The purchase of Odin Energi Latvija shares gives ORLEN International Exploration & Production the right to a 45% share in the concession for searching and exploration of crude oil and natural gas in the Latvian economic Baltic Sea area. The main business activities of Odin Energi Latvija involve, among others, exploration, recognition and extraction of hydrocarbons.

The main business activities of ORLEN International Exploration & Production involve, among others, the extraction of crude oil, the extraction of natural gas, geological exploration and recognition of hydrocarbons.

PKN ORLEN S.A. owns 100% of the share capital of ORLEN International Exploration & Production and 100% of the voting rights at the General Shareholders' Meeting of ORLEN International Exploration & Production.

No connections exist between Issuer, managing and supervising persons of Issuer and the seller of Odin Energi Latvija shares.

12. Call of the Ordinary General Meeting of Shareholders of PKN ORLEN as at 6 June 2008

PKN ORLEN informed in its regulatory announcement no. 26/2008 that the Management Board of the PKN ORLEN acting in accordance with art. 399 par. 1 in connection with art. 395 par. 1 and 2 of Code of Commercial Companies and par. 7 section 3 of the Company's Articles of Association, according to the motion of the Shareholder State Treasury, calls of the Ordinary General Meeting of Polski Koncern Naftowy ORLEN Spółka Akcyjna, to be held on 6 June 2008 at 11.00 in Płock at the following address: Dom Technika; ul. Kazimierza Wielkiego 41, Płock. The agenda of the meeting will be as follows:

1. Opening of the General Meeting.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions.
4. Approval of the Agenda.
5. Election of the Vote Counting Commission.
6. Examination of the Management Board Report on Company's Operations and financial statement of the Company, with a motion of the Management Board concerning profit distribution for the financial year 2007.
7. Examination of the Management Board Report on the ORLEN Group's Operations and consolidated financial statement of ORLEN Group for the financial year 2007.
8. Examination of the Supervisory Board's Report accomplishing requirements of Code of Commercial Companies and Good Practices for Companies listed on the Stock Exchange.
9. Voting on a resolution concerning approval of the Management Board Report on Company's Operations and financial statements of the Company for the financial year 2007.
10. Voting on a resolution concerning approval of the Management Board Report on Company's Operations and consolidated financial statements of the ORLEN Group for the financial year 2007.
11. Voting on a resolution concerning the distribution of profit for the year 2007.
12. Voting on the resolutions concerning approval of the Management Board Members performance in 2007.

(all amounts in PLN thousand)

13. Voting on the resolutions concerning approval of the Supervisory Board Members performance in 2007.
14. Extension of the composition of the Supervisory Board.
15. Closure of the General Meeting of Shareholders.

13. Appointment of Mr. Wojciech Heydel to the President of the Management Board of PKN ORLEN

PKN ORLEN S.A. informed in its regulatory announcement no. 27/2008 that the Supervisory Board of PKN ORLEN S.A., on its meeting held on 29 April 2008, appointed Mr. Wojciech Heydel to the position of the President of the Management Board of PKN ORLEN S.A., for the common, 3-year term of office of the Company's Management Board, that starts on 7 June 2008.

14. Call of the Extraordinary General Meeting of Shareholders of PKN ORLEN as at 13 June 2008

PKN ORLEN informed in its regulatory announcement no. 29/2008 that the Management Board of the PKN ORLEN acting in accordance with art. 399 par. 1 and art. 400 par. 1 of Code of Commercial Companies and par. 7 section 4 of the Company's Articles of Association, on the motion of the Shareholder State Treasury, calls of the Extraordinary General Meeting of PKN ORLEN SA, to be held on 13 June 2008 at 11.00 in Płock at the following address: Centrum Edukacji – ORLEN Group; ul. Kobylińskiego 25. The agenda of the meeting will be as follows:

1. Opening of the General Meeting.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions.
4. Approval of the Agenda.
5. Election of the Vote Counting Commission.
6. Changes in the composition of the Supervisory Board.
7. Closure of the General Meeting of Shareholders.

VIII. SHAREHOLDERS HOLDING DIRECTLY OR UNDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM presented in the prior quarter report*	Number of shares presented in the prior quarter report*	Change of % in the period 11.02.2008-30.04.2008	% of votes at the GSM at the report filing date **	Number of shares at the report filing date **
Nafta Polska S.A.	17.32%	74 076 299	-	17.32%	74 076 299
State Treasury	10.20%	43 633 897	-	10.20%	43 633 897
Others	72.48%	309 998 865	-	72.48%	309 998 865
Total	100%	427 709 061	-	100%	427 709 061

* Data as at 11 February 2008
** Data as at 30 April 2008

Percentage share in share capital of the Company is compatible with percentage share in total votes at the General Shareholders Meeting as at date of filing the report.

(all amounts in PLN thousand)

IX. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE MANAGEMENT BOARD AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Management Board and Supervisory Board in the I quarter 2008

	Number of shares, options as at the date of the prior quarter report filing*	Acquisition	Disposal	Increase due to changes in composition	Number of shares, options as at the date of the report filing**
Management Board	-	-	-	-	-
Supervisory Board	**3 457**	-	-	-	**3 457**
Raimondo Eggink	2 950	-	-	-	2 950
Janusz Zieliński	407	-	-	-	407
Grzegorz Borowiec	100	-	-	-	100

* Data as at 11 February 2008
** Data as at 30 April 2008

X. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND SUBSIDIARIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

As at 31 March 2008, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or subsidiaries, of the total value exceeding 10% of the Company's equity.

XI. RELATED PARTIES

1. Information about unusual related party transactions

During the period from 1 January to 31 March 2008, there were no unusual related party transactions concluded between related parties within the Group where the transaction value would exceed EUR 500 thousand.

Transactions concluded within the Group related to deliveries and supplies connected with the normal activity of the Group companies.

2. Information about significant related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

During the 3-month period ended 31 March 2008 the Group companies did not grant any advances, loans, guarantees and commitments, or other agreements obliging Management Board, Supervisory Board and their relatives, to render services to the Company and related parties.

As at 31 March 2008 the Group companies did not grant any loans to managing and supervising persons and their relatives.

During the 3-month period ended 31 March 2008 there were no significant transactions concluded with members of the Management Board, Supervisory Board their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons of the Company and supervising persons of the Group companies

During the 3-month period ended 31 March 2008 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures" from Company's supervising persons and supervising persons of Group companies.

	Sales	Purchase	Receivables	Liabilities
Legal persons *	182 176	55 472	77 916	21 815
Natural persons	-	-	-	-

*Transactions for the period of performing function in the supervising bodies of the Company

c) Transactions with related parties concluded through the managing persons of the Company and other Group companies

During the 3-month period ended 31 March 2008 the Company obtained statements on transactions with related parties in regard of the IAS 24 "Related Party Disclosures" from the Parent Company's Management Board Members and Management Board Members of other Group companies.

	Sales	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Natural persons	-	3	-	-

d) Transactions with related parties concluded through the key executive personnel of the Company and key executive personnel of the Group companies.

During the 3-month period ended 31 March 2008 the Company obtained statements extended in scope on transactions with related parties in regard of the updated IAS 24 "Related Party Disclosures" from the Parent Company's key executive personnel and key executive personnel of other Group companies.

	Sales	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Natural persons	2	-	-	-

(all amounts in PLN thousand)

e) Parent Company's transactions with related parties in the period from 1 January to 31 March 2008 and the settlement balances as at 31 March 2008

	PKN ORLEN Capital Group					
	Consolidated subsidiaries [1]	Consolidated associates [2]	Consolidated jointly controlled entities [3]	Non-consolidated subsidiaries [1]	Non- consolidated associates [2]	Total related parties
Sales	6 129 686	1 957	659 944	1 151	-	6 792 738
Purchase	697 167	34 461	5 194	18 424	-	755 246
Interest income	863	1	5	1	-	870
Interest expense	550	-	-	-	-	550
Current receivables (gross)	2 541 869	184 035	523 283	637	-	3 249 824
Receivables allowances	(26 559)	(2)	(6)	(225)	-	(26 792)
Short-term liabilities	349 350	11 234	2 105	13 045	-	375 734
Non-current receivables (gross)	15 858	-	-	-	-	15 858
Long-term liabilities	24 670	-	-	-	-	24 670

[1] Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members
[2] Parent Company exercises significant influence via its representatives in supervisory bodies
[3] Parent Company exercises a joint control under the articles of association

(all amounts in PLN thousand)

3. Remuneration, together with profit-sharing paid and due to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24

The Management Board, the Supervisory Board and the key executive personnel remuneration includes short-term employee benefits, post-employment benefits, other long-term benefits and termination benefits paid, due and potentially due during the period.

	for 3 months ended 31 March 2008 (unaudited)	for 3 months ended 31 March 2007 (unaudited)
Remuneration of the Management Board Members of the Parent	6 483	11 781
including: remuneration paid to the Management Board Members performing the function in the reporting period	1 919	1 865
remuneration paid to other Management Board Members	450	4 560
remuneration potentially due for previous year	4 114	5 356
Remuneration of the Supervisory Board Members of the Parent	235	259
Remuneration of key executive personnel of the Parent*	5 246	5 518
Remuneration of the Management Board Members, Supervisory Board Members and key executive personnel of the subsidiaries of the Capital Group	24 576	20 541
Total	**36 540**	**38 099**

* including remuneration of former Key Management Personnel of the Parent of PLN 1,120 thousand in the period of 3 months ended 31 March 2008 and of PLN 1,378 thousand in the period of 3 months ended 31 March 2007. During the 3 months period ended 31 March 2008 36 persons performed duties as Key Executive Personnel and 33 persons performed duties as Key Executive Personnel during the 3 months period ended 31 March 2007.

XII. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY PARENT COMPANY OR ITS SUBSIDIARIES TO ONE ENTITY OR ITS SUBSIDIARY

Within the Group, in the period form 1 January to 31 March 2008 PKN ORLEN and its subsidiaries did not grant loan security, guarantees or collaterals to another entity or its subsidiary, where the value of security of collaterals and guarantees constituted at least 10% of the Company's equity.

XIII. INFORMATION CONCERNING SEASONAL OR CYCLICAL CHARACTER OF THE CAPITAL GROUP OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character or its operations.

XIV. SUPPLEMENTARY INFORMATION

1. Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

(all amounts in PLN thousand)

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

As a result of complaint filed by TDC Mobile International A/S the Court of Appeals in Warsaw changed the decision of the District Court in Warsaw. The Court of Appeals stated that the execution of pledge depends on submission by Vodafone Americas Inc. a bail of Euro 43 million. Vodafone Americas Inc. paid the bail for the benefit of Court's bank account, which states that the decision on pledge is effective.

On 10 march 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as Second to Fifth Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 28 March 2008 PKN ORLEN has received court verdict, that confirmed the validity of agreement on purchase of shares from TDC Mobile International A/S. The Court of Arbitration sustained Vodafone demand to prohibit Polkomtel S.A. stock book entries to further investigation in relation to shares owned by TDC Mobile International A/S.

General Shareholders' Meeting of Polkomtel S.A. was held on 28 March 2008. Shareholders decided to pay dividend from net profit realized in 2007. Total dividend amounted PLN 1,248,245 thousand (equalling PLN 60.89 per share) and will be paid to shareholders in accordance with their share in share capital of Polkomtel S.A. Dividends attributable to PKN ORLEN amounted to PLN 244,764 thousand. In accordance with the resolution of Supervisory Board of Polkomtel S.A. dated 18 December 2007, the advanced dividend for the benefit of PKN ORLEN in the amount of PLN 61,904 thousand was paid. In accordance with the decision of General Shareholders' Meeting the remaining amount of dividend will be paid in two instalments in amount of PLN 91,410 thousand paid till 28 May 2008 and PLN 91,450 thousand paid till 27 November 2008.

Share of Polkomtel in the consolidated financial result of the Group in the three-month period ended 31 March 2008 amounted to PLN 69,941 and PLN 53,868 thousand in the three-month period ended 31 March 2007.

2. Restructuring process of IKS Solino S.A.

General Shareholders Meeting of Inowrocławskie Kopalnie Soli SOLINO S.A. was held on 15 April 2008. Shareholders assented to undertake technical and legal activities preparing the disposal of Salt Processing Unit. Conditions of the sale transaction, including approval of a buyer, would require separate resolution of the General Shareholders Meeting, regarding the sale of organized part of the company.

3. CO2 emission rights

In the financial statements, the Group recognized the CO_2 emission rights that were granted free of charge based on the binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date the rights were granted.

Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and their carrying amount.

As at the day of publication of these financial statements, the CO_2 emission rights received free of charge for 2007, were settled. According to qualified independent data verifier, corrected and verified total amount of emission in 2007 amounted to 9,416,964 Mg CO_2, that is 9,416,964 emission rights. This emission rights were redeemed in March 2008. After redemption 1,036,560 unused emission rights were left. In the I quarter 2008 481,832 emission rights were sold and 442,888 discontinued. The remaining surplus of 111,840 rights was redeemed in April 2008, 2,000 rights were sold and 109,840 emission rights were redeemed.

The second settlement period, regarding CO_2 emission rights granted free of charge (years 2008-2012), started from 1 January 2008. The distribution of rights, granted for the country, for each installation, according to the Polish law in force, will be done according to the Regulation of the Ministry Board as a National Plan of the Distribution of the Rights (NPDR II). As at 31 March 2008 Ministry Board has not approved the final version of the National Plan of the Distribution of the Rights. Any entity in Poland is entitled to the emission rights.

(all amounts in PLN thousand)

XV. DIFFERENCES BETWEEN DATA DISCLOSED IN THE FINANCIAL STATEMENT AND PREVIOUSLY PREPARED AND ISSUED FINANCIAL STATEMENTS

1. Change in presentation regarding elimination of transactions between segments not influencing previously reported results

	Data disclosed in consolidated financial statement for the I quarter 2007	Elimination of transactions between segments	Data disclosed in consolidated financial statement for the I quarter 2008
Sale between segments (Refining Segment)	3 718 676	(864 713)	2 853 963
Eliminations	(4 941 487)	864 713	(4 076 774)
Total operating costs (Refining Segment)	(13 639 586)	864 713	(12 774 873)
Eliminations	4 936 657	(864 713)	4 071 944

2. Reclassification adjustments between segments influencing previously presented segments' results

	Data disclosed in consolidated financial statement for the I quarter 2007	Change of assignment to the segment the transaction of sale	Data disclosed in consolidated financial statement for the I quarter 2008
External sales (Refining Segment)	10 079 386	10 448	10 089 834
External sales (Other Operations Segment)	245 360	(10 448)	234 912
Refining segment result	122 660	10 448	133 108
Other Operations Segment result	(63 752)	(10 448)	(74 200)

 82-5036

XVI. SIGNITURES OF THE MANAGEMENT BOARD MEMBERS

These condensed consolidated financial statements were authorized by the Management Board of the Parent in its seat on 13 May 2008.

....

Piotr Kownacki

President

Absent (suspended)

....	....	....
Cezary Filipowicz	Wojciech Heydel	Waldemar Maj
Vice-President	Vice-President	Vice-President
	Acting as President	
....	....	....
Dariusz Formela	Krystian Pater	Krzysztof Szwedowski
Member of the Board	Member of the Board	Member of the Board

Płock, 13 May 2008

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa
Poland

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
E-mail kpmg@kpmg.pl
Internet www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF PKN ORLEN S.A. GROUP FOR THE PERIOD FROM 1 JANUARY 2008 TO 31 MARCH 2008

To the Shareholders of PKN ORLEN S.A.

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of PKN ORLEN S.A. Group, with its registered office in Płock, 7 Chemików Street that consist of the consolidated balance sheet as at 31 March 2008, with total assets and total liabilities and equity of PLN 46,785,997 thousand, the consolidated profit and loss account for the period from 1 January 2008 to 31 March 2008 with a net profit of PLN 643,579 thousand, the consolidated statement of changes in equity for the period from 1 January 2008 to 31 March 2008 with an increase in equity of PLN 329,615 thousand, the consolidated statement of cash flows for the period from 1 January 2008 to 31 March 2008 with a net increase in cash amounting to PLN 66,288 thousand, and explanatory notes.

Management of the Parent entity is responsible for the preparation and fair presentation of these interim condensed consolidated financial statements in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union and other applicable regulations. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements, based on our review.

Scope of review

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements*, issued by the National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion to the accompanying interim condensed financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements do not present fairly in all material respects, the financial position of PKN ORLEN S.A. Group as at 31 March 2008, and its financial performance and its cash flows for the period from 1 January 2008 to 31 March 2008 in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union.

Without qualifications to the accompanying interim condensed consolidated financial statements of PKN ORLEN S.A. Group we draw attention to following issue:

As disclosed in note no. VI. 3 of the accompanying interim condensed consolidated financial statements, as a result of tax proceedings Rafineria Trzebinia S.A. received decisions from the tax authorities stating an excise tax liability for May-August and September 2004 for a total amount of approximately PLN 100 million increased by interest calculated on these liabilities as a result of the tax proceedings. On 3 October 2007 the Woivodship Administrative Court issued the verdict on tax proceedings re-examination and the final outcome of the proceedings is unknown. In case of an unfavorable result of the above described dispute there is a risk that the tax authorities will question the correctness of the VAT settlements. The estimated potential VAT liability amounts to approximately PLN 22 million, increased by the interests on tax liability. There is also a risk that negative decisions of the tax authorities will be issued in respect to other periods. In the accompanying interim condensed consolidated financial statements as at 31 March 2008 PKN ORLEN S.A. Group did not establish any provisions to cover potential tax liabilities arising in case of an unfavorable outcome for Rafineria Trzebinia S.A. of the above described matter.

....
Certified Auditor No. 10268/7598
Monika Bartoszewicz

....
On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Board of Directors

Warsaw, 13 May 2008

Regulatory Announcement

Go to market news section

Company	POLSKI KONCERN NAFTOWY ORLEN S.A. GDR (EACH REPR 2
TIDM	POKD
Headline	1q2008 results comments
Released	07:00 15-May-08
Number	4982U07

RNS Number : 4982U
Polski Koncern Naftowy Orlen S.A.
14 May 2008

Regulatory announcement no 32/2008 dated 15 May 2008

Financial data for 1 quarter 2008 under segments with commentary and impact of LIFO valuation of inventories on that financial results.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces the financial data for the first quarter of 2008 under segments with commentary and also information regarding the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the first quarter of 2008.

Performance - General Overview

Financial highlights, PLNm	Q1 2007	Q4 2007	Q1 2008	y/y +/- %	q/q +
1	2	3	4	5=(4-2)/2	
Revenue	13,408	16,902	17,938	33.8	
Operating profit plus depreciation/amortis (EBITDA)	995	730	1,152	15.8	
Operating profit/loss, including:	375	104	565	50.7	
Refining (Production and Wholesale)	65	224	240	269.2	
Petrochemicals	370	56	232	-37.3	
Chemicals	83	38	91	9.6	
Refining (Retail)	68	67	103	51.5	
Other[1]	-74	-45	1	-	
Unallocated[2]	-137	-236	-102	-	
Clean EBIT, including:[3]	450	680	565	25.6	
	-75	-576	0	-	

Non-recurring events[4]					
Refining (Production and Wholesale)	-63	-364	0	-	
Petrochemicals	0	-212	0	-	
Chemicals	0	0	0	-	
Refining (Retail)	0	0	0	-	
Other[1]	-1	0	0	-	
Unallocated[2]	-11	0	0	-	
Net profit	·140	645	644	360.0	
Profit attributable to equity holders of the Parent	49	691	626	1,177.6	
Clean profit attributable to equity holders of the Pa	113	1,147	626	454.0	
Assets	45,171	46,149	46,786	3.6	
Equity	21,662	22,619	22,949	5.9	
Net debt	8,834	8,656	8,258	-6.5	
Net cash provided by (used in) operating activities	594	-573	986	66.0	
CAPEX	513	1,735	577	12.5	
ROACE (%)[5]	4.1	1.1	5.9	44.6	
Net debt to equity ratio (%)[6]	38.5	35.3	37.1	-3.7	
Net debt/EBITDA[7]	2.1	2.9	1.7	-18.4	
EPS	0.12	1.61	1.46	1,172.9	
Clean EPS	0.26	2.68	1.46	454.9	
Dividend per share	0.00	0.00	0.00	-	
Financial data, LIFO method (PLNm)	**Q1 2007**	**Q4 2007**	**Q1 2008**	**y/y +/- %**	**q/q +**
Operating profit/loss[8]	604	-460	210	-65.2	
Inventory valuation[9] with LIFO method at operating level, level, including:	229	-564	-355	-	
at PKN ORLEN S.A.	185	-390	-244	-	
at the Unipetrol Group	26	-111	15	42.3	
at the Mazeikiu Group	-	-53	-128	-	
Net profit	324	193	351	8.2	

1. PKN OLREN's companies responsible for support functions, employee-related services and maintenance.
2. Includes the PKN Corporate Centre and companies not included in the segments specified above.
3. Clean EBIT is the profit adjusted by the effect of non-recurring events.
4. Non-recurring events in Q1 2007:
   - Refining: PLN 63m allowance for carbon dioxide emissions by Mazeikiu;
   - Other and Unallocated: PLN 12m provision for economic risk at PKN ORLEN S.A.
5. ROACE = operating profit after tax / average capital employed (equity + net debt).
6. Computed for average balance-sheet values.
7. Debt (interest bearing) net of cash and short-term securities / (EBITDA + dividend received from Polkomtel).
8. Until Q4 2007, under the LIFO method applied at the ORLEN Group, new inventories (new layers) were valued at unit prices recorded in Q1 of a given year, while it should be valued at acquisition cost in the current period. In Q4 2007, with a view to ensuring the best possible comparability of revenue and costs in the given period, the impact of changes in prices of new layers of inventories (from the figures relating to Q1 to current period amounts) was assessed, while from Q1 2008 onwards, new layers have been recognised at current period prices. In the case of PKN ORLEN S.A., the resulting amounts were PLN 2m and PLN 162m in Q1 2007 and Q4 2007, respectively. Detailed information on the impact of inventory valuation is presented on p. 20 of this report.

9. Computed as difference between operating profit under inventory valuation with the LIFO method and operating profit under inventory valuation with the weighted average method.

Commentary

In Q1 2008, operating profit generated by the ORLEN Group ("the ORLEN Group") rose by 50.7% year on year, to PLN 565m.

Factors Resulting in Positive Change of the ORLEN Group's Operating Profit:

- Improved performance of the Mazeikiu Group ("the Mazeikiu Group") by PLN 236m compared with Q1 2007, thanks to the start up of the crude oil distillation unit on January 20th 2008;

- Improvement in the efficiency of the retail segment resulting from higher volumes of sales of engine fuels, which rose by 9%; and from a PLN 28m increase in margins on non-fuel goods and services;

- Strong demand for artificial fertilisers and lower operating expenses, which - after offsetting the negative impact of lower demand for plastics - increased the year-on-year growth of operating profit at the Anwil Group ("the Anwil Group") by PLN 8m.

Factors Resulting in Negative Change of the ORLEN Group's Operating Profit:

- Reduced operating profit of the petrochemical segment of the Unipetrol Group ("the Unipetrol Group"), by PLN 186m, was an effect of lower margins on petrochemical products in the local currency, particularly on polyolefins and aromatics;

- Unexpected shutdown of the Visbreaking and Reforming units of the Mazeikiu Group and the oil supply disruption.

Deterioration of the model refining margin and margins on polyolefins as well as appreciation of the złoty against the US dollar reduced the reported operating profit by over PLN 650m. On the other hand, the rising prices of crude oil and refining products boosted operating profit, in comparison with operating profit calculated according to LIFO methodology by approx. PLN 580m compared with Q1 2007.

The dynamics of revenue and operating profits in individual segments is discussed in detail below.

Commentary on Macroeconomic Factors

Crude Oil Prices and Price Differential

In Q1 2008, the price of Brent went up by 67.4% year on year, to USD 96.7/bbl. It was also higher than the price in Q4 2007 (USD 88.5/bbl).

The average Ural/Brent differential was USD 3.35/bbl in Q1 2008, relative to USD 3.41/bbl in Q1 2007 and USD 3.02/bbl in Q4 2007.

Refining Products

Q1 2008 saw rising margins (crack spreads) on diesel oil (by 56.5% year on year, to USD 176.5 per tonne), light fuel oil (by 70.6% to USD 150.5 per tonne), and A-1 jet fuel (by 39.5% to USD 218.4 per tonne). Concurrently, the margins on gasoline dropped by 5.0% to USD 124.3/t and the negative margin on heavy fuel oil deepened by 52.4% and stood at (-)USD 287.0 per tonne.

Petrochemical Products

Compared with Q1 2007, the margins on ethylene increased by 16.6%, to USD 807.0 per tonne, on propylene by 6.6%, to USD 687.9 per tonne, and on glycol from (-)USD 99.4 to USD 53.6 per tonne. The margins on other petrochemical products went down, with the sharpest declines recorded on benzene (down by 33.1%, to USD 389.2 per tonne), paraxylene (down by 30.2%, to USD 453.0 per tonne), ortoxylene (down by 28.2%, to USD 416.6 per tonne), butadiene (down by 16.2%, to USD 588.7 per tonne), phenol (down by 4.7%, to USD 1,124.9 per tonne) and acetone (down by 4.4%, to USD 677.6 per tonne). The margins on polyethylene and polypropylene fell significantly, by 13.6% and 14.7% to EUR 228.0 per tonne and EUR 222.0 per tonne, respectively.

Exchange Rates

In Q1 2008, the average PLN/EUR exchange rate fell by 8.0% year on year, to 3.58, and the average PLN/USD exchange rate decreased by 19.4%, to 2.39. The average LTL/USD exchange rate went down by 12.4%, to 2.31, while the LTL/EUR rate remained flat at 3.46. The average CZK/USD exchange rate dropped by 20.1%, to 17.1, and the average CZK/EUR rate fell by 8.7%, to 25.61.

Fuel Consumption

According to estimates by Agencja Rynku Energii S.A., in Q1 2008 gasoline consumption in Poland was 979 thousand tonnes, up by 6.0% on Q1 2007. Diesel oil consumption went up by 9.1% in Q1 2008 year on year, and amounted to 2,352 thousand tonnes. At the same time, consumption of light fuel oil dropped by 15.9%, to 359 thousand tonnes.
In Lithuania, gasoline consumption in Q1 2008 was 85 thousand tonnes, having decreased by 12.9% year on year, while the consumption of diesel oil grew by 7.7%, and stood at 237 thousand tonnes.
According to estimates for the German retail market, gasoline consumption in Q1 2008 remained fairly stable in comparison with Q1 2007 and amounted to 4,952 thousand tonnes. Diesel oil consumption rose by 6.2% year on year, to 2,791 thousand tonnes.

Commentary - Refining Segment (Production and Wholesale)

Item, PLNm 1	Q1 2007 2	Q2 2007 3	Q3 2007 4	Q4 2007 5	Q1 2008 6	y/y +/-% 7=(6-2)/2	q/q +/-% 8=(6-5)/5
Revenue, including:	**9,509**	**11,942**	**13,579**	**12,822**	**12,528**	***31.7***	**-2.3**
Sales to third parties	6,662	8,631	9,749	9,587	10,420	*56.4*	*8.7*
Intra-company sales	2,847	3,311	3,830	3,235	2,108	*-26.0*	*-34.8*
Costs	**-9,408**	**-11,003**	**-13,114**	**-12,583**	**-12,239**	***30.1***	**-2.7**
Other operating income	55	44	38	66	41	*-25.5*	*-37.9*
Other operating expenses	-91	-62	-41	-81	-90	*-1.1*	*11.1*
Operating profit*	**65**	**921**	**462**	**224**	**240**	**269.2**	**7.1**
Depreciation and amortisation	**271**	**244**	**258**	**264**	**248**	***-8.5***	***-6.1***
CAPEX	**349**	**420**	**355**	**779**	**276**	***-20.9***	***-64.6***
Sales to third parties (thousand tonnes)	**4,108**	**4,831**	**5,518**	**4,407**	**5,066**	***23.3***	***15.0***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

The segment's revenue in Q1 2008 grew by 31.7% year on year, mainly on sales volumes in product and material groups higher by 958 thousand tonnes, including primarily a 245 thousand tonnes (or 25.3%) increase in gasoline and a 443 thousand tonnes (or 28.0%) increase in diesel oil.The segment's costs rose by 30.1% year on year, which followed mainly from the rising prices of crude oil and other feedstock.

In Q1 2008, the Group's operating profit amounted to PLN 240m compared with PLN 65m in the corresponding period of 2007. Factors which contributed to the segment's operating profit included:

- Decrease in operating loss reported by the Mazeikiu Group, by PLN 214m year on year. On January 20th 2008, the general overhaul of the Vacuum Distillation Unit, damaged by fire in October 2006, was completed. As a result, the oil throughput capacity increased by 659 thousand tonnes (or 49.8%) and the fuel yield went up by 6 p.p. year on year. In Q1 2008, there was no revaluation allowance for carbon dioxide emissions, which increased last year's loss by PLN 63m;

- A PLN 46m decrease in operating profit of the Unipetrol Group, caused primarily by the 20% appreciation of the Czech koruna against the US dollar, which decreased the Unipetrol Group's operating profit by PLN 44m;

- Rise in the operating profit of PKN ORLEN by PLN 33m, to PLN 274m. The growth in the volumes of the Company's wholesale, by 171 thousand tonnes year on year, is estimated to add PLN 48m to operating profit, while higher margins on fuels (diesel oil, light fuel oil, Jet A-1) increased operating profit by PLN 138m. On the other hand, the PLN/USD exchange rate reduced operating profit of PKN ORLEN S.A. by PLN 162m;

- A rise in operating profit of Rafineria Trzebinia S.A., by PLN 13m, as a

result of higher volumes of ester sales and earlier resumption of oil processing.

In Q1 2008, capital expenditure ("Capex") fell by PLN 73m year on year, to PLN 276m.

Commentary - Refining Segment (Retail)

Item, PLNm 1	Q1 2007 2	Q2 2007 3	Q3 2007 4	Q4 2007 5	Q1 2008 6	y/y +/-% 7=(6-2)/2	q/q +/-% 8=(6-5)/5
Revenue, including:	**3,434**	**4,218**	**4,490**	**4,573**	**4,410**	***28.4***	***-3.***
Sales to third parties	3,427	4,211	4,483	4,555	4,400	*28.4*	*-3.*
Intra-company sales	7	7	7	18	10	*42.9*	*-44.*
Costs	**-3,367**	**-4,098**	**-4,310**	**-4,508**	**-4,308**	***27.9***	***-4.***
Other operating income	38	7	17	38	28	*-26.3*	*-26.*
Other operating expenses	-37	-14	-22	-36	-27	*-27.0*	*-25.*
Operating profit*	**68**	**113**	**175**	**67**	**103**	***51.5***	***53.***
Depreciation/amortisation	**73**	**73**	**78**	**85**	**77**	***5.5***	***-9.***
CAPEX	**52**	**91**	**167**	**468**	**81**	***55.8***	***-82.***
Sales to third parties (thousand tonnes)	**1,053**	**1,114**	**1,201**	**1,153**	**1,147**	***8.9***	***-0.***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level. Change in the quarterly results in relation to the previously published results was caused by an adjustment relating to the transfer of a sales account in which mainly revenue on sales of non-fuel products is posted, from other activities to the retail segment.

In Q1 2008, the segment's revenue increased by 28.4% year on year, to PLN 4,410m. The growth was driven by higher sales volumes, which went up by 8.9% or 94 thousand tonnes, primarily owing to a 17.5% increase in sales of diesel fuel (up by 84 thousand tonnes) relative to Q1 2007. LPG sales grew considerably as well, with the volume rising by 10.2%, to 65 thousand tonnes.

Operating profit of the ORLEN Group for Q1 2008 reached PLN 103m, relative to PLN 68m generated in Q1 2007. The segment's profit was driven by such factors as:

- A PLN 28m increase in PKN ORLEN's operating profit for Q1 2008, to PLN 94m. Higher sales volumes, by 11.1% (or 69 thousand tonnes), are estimated to have increased PKN ORLEN's profit by PLN 24m. The profit was also positively affected by higher margins on non-fuel goods and services, which rose by PLN 24m year on year. The positive effects of sales volumes and non-fuel margins were partially offset by the negative effect of retail margins on diesel oil, which eroded operating profit by PLN 17m;

- A PLN 7m year-on-year increase in the operating profit of Benzina, to PLN 10m, driven by higher retail margins on fuels (up by PLN 9m) and non-fuel goods and services (up by PLN 2m), as well as by higher sales volumes of fuels, particularly diesel oil (up by 9.3%) and LPG (up by 7.4%), which increased the operating profit by PLN 2m.

In Q1 2008, capex increased year on year by PLN 29m, to PLN 81m.

Commentary - Petrochemicals

Item, PLNm 1	Q1 2007 2	Q2 2007 3	Q3 2007 4	Q4 2007 5	Q1 2008 6	y/y +/-% 7=(6-2)/2	q/q +/-% 8=(6-5)/5
Revenue, including:	**3,314**	**3,560**	**3,401**	**3,425**	**3,287**	***-0.8***	***-4.***
Sales to third parties	2,352	2,526	2,221	2,201	2,257	*-4.0*	*2.*
Intra-company sales	962	1,034	1,180	1,224	1,030	*7.1*	*-15.*
Costs	**-2,878**	**-3,153**	**-3,099**	**-3,389**	**-3,063**	***6.4***	***-9.***
Other operating income	14	15	26	62	20	*42.9*	*-67.*
Other operating expenses	-80	-74	-34	-42	-12	*-85.0*	*-71.*
Operating profit*	**370**	**348**	**294**	**56**	**232**	***-37.3***	***314.***
Depreciation/amortisation	**156**	**153**	**153**	**162**	**156**	***0.0***	***-3.***
CAPEX	**51**	**61**	**169**	**241**	**107**	***109.8***	***-55.***
Sales to third parties (thousand tonnes)	**765**	**790**	**737**	**767**	**779**	***1.8***	***1.***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q1 2008, the segment recorded a PLN 27m year-on-year drop in revenue, caused by the fact that in Q1 2007 the revenue figures included sales by Kaucuk, which was sold in H2 2007. The disposal resulted in a decrease in sales of such petrochemical products as styrene, butadiene, polybutadiene, polystyrene, and synthetic rubber. The fall of revenue was also an effect of lower sales of polyethylene and polypropylene by Basell ORLEN Polyolefins Sp. z o.o. (down by 14.3 thousand tonnes).

The segment's operating profit for Q1 2008 was PLN 232m, vs. PLN 370m in Q1 2007. The drop was caused by:

- Lower operating profit of the Unipetrol Group - it went down by PLN 186m year on year, to PLN 38m as a result of the falling exchange rate of the Czech koruna against the US dollar and the euro (which decreased the segment's operating profit by approx. PLN 118m); and lower margins on polyolefins (down by PLN 21m). Additionally, in Q1 2008 Kaucuk, which in Q1 2007 earned operating profit of PLN 32m, was not consolidated;

- A PLN 9m decrease in operating profit of Basell ORLEN Polyolefins Sp. z o.o., which amounted to PLN 39m, due to lower petrochemical margins and falling demand for polyolefins on European markets. Lower sales volumes are estimated to have decreased the company's operating profit by PLN 13m.

Compared with Q1 2007, in Q1 2008 capex increased by PLN 56m, to PLN 107m.

Commentary - Chemicals

Item, PLNm 1	Q1 2007 2	Q2 2007 3	Q3 2007 4	Q4 2007 5	Q1 2008 6	y/y +/-% 7=(6-2)/2	q/q +/-% 8=(6-5)/5
Revenue, including:	**737**	**720**	**714**	**632**	**737**	***0.0***	***16.***
Sales to third parties	732	640	644	476	733	*0.1*	*54.*
Intra-company sales	5	80	70	156	4	*-20.0*	*-97.*
Costs	**-656**	**-652**	**-660**	**-584**	**-646**	***-1.5***	***10.***
Other operating income	4	3	3	6	5	*25.0*	*-16.*
Other operating expenses	-2	-2	-1	-16	-5	*150.0*	*-68.*

Operating profit*	83	69	56	38	91	9.6	139.
Depreciation/amortisation	46	43	41	37	36	-21.7	-2.
CAPEX	8	22	31	57	20	150.0	-64.
Sales to third parties (thousand tonnes)	523	444	480	379	515	-1.5	35.

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q1 2008, the segment's revenue remained fairly unchanged in comparison with Q1 2007. However, the segment recorded a decrease in sales volumes, mainly of polyvinyl chloride (down by 14.5%) and PVC granulates (down by 3.1%).

Operating profit generated by the segment in Q1 2008 was PLN 91m, an increase on PLN 83m in Q1 2007. The segment's profit was driven by:

- Higher margins on fertilisers, which increased the profit by PLN 38m;

- Macroeconomic factors relating to the strengthening of the złoty against the US dollar, which eroded operating profit by PLN 27m;

- A 10.4% increase in fertiliser sales and concurrent 12.7% decline in sales of plastics, which together decreased the profit by (-)PLN 12m year on year.

In Q1 2008, capital expenditure increased year on year by PLN 12m and amounted to PLN 20m.

Commentary - Other Activities

Item, PLNm 1	Q1 2007 2	Q2 2007 3	Q3 2007 4	Q4 2007 5	Q1 2008 6	y/y +/-% 7=(6-2)/2	q/q +/-% 8=(6-5)/5
Revenue, including:	491	492	608	471	472	-3.9	0.:
Sales to third parties	235	210	167	84	129	-45.1	53.(
Intra-company sales	256	282	441	387	343	34.0	-11.·
Costs	-553	-493	-624	-521	-482	-12.8	-7.:
Other operating income	14	1	7	19	23	64.3	21.:
Other operating expenses	-26	-12	-15	-14	-12	-53.8	-14.:
Operating profit/loss*	-74	-12	-24	-45	1	-101.4	102.:
Depreciation/amortisation	66	62	63	65	61	-7.6	-6.:
CAPEX	33	81	72	126	72	118.2	-42.:
Sales to third parties (thousand tonnes)	42	36	27	34	25	-40.5	-26.:

*) Operating profit/loss net of costs not allocated to any of the segments, incurred at the Group level.

In Q1 2008, the Other Activities segment generated operating profit of PLN 1m, compared to the loss of (-)PLN 74m posted in Q1 2007. The key factors contributing to the profit include:

- An increase of PLN 32m year on year in operating profit of PKN ORLEN S.A.;

- Decrease of operating loss incurred by the Mazeikiu Group by PLN 21m year on year to (-)PLN 50m;

- Higher operating profit of the Unipetrol Group, which went up by PLN 20m compared to Q1 2007.

In Q1 2008, capital expenditure increased year on year by PLN 39m, to PLN 72m.

Condensed Consolidated Financial Statements

**POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENT
for 3 months ended
March 31st 2008**

ITEM, PLNm 1	Q1 2007 2	Q1 2008 3	y/y +/- % 4=(3-2)/2
Revenue on sales of products	13,764	17,892	*30.0*
Excise tax and other charges	-3,475	-3,982	*- 14.6*
Net revenue on sales of products	**10,289**	**13,910**	***35.2***
Revenue on sales of goods for resale and materials	3,605	4,506	*25.0*
Excise tax and other charges	-486	-478	*-1.6*
Net revenue on sales of goods for resale and materials	**3,119**	**4,028**	***29.1***
Total sales revenue	**13,408**	**17,938**	***33.8***
Cost of products sold	-8,670	-12,468	*43.8*
Cost of goods for resale and materials sold	-3,095	-3,790	*22.5*
Cost of products, goods for resale and materials sold	-11,765	-16,257	*38.2*
Gross profit on sales	**1,643**	**1,681**	***2.3***
Selling costs	-746	-740	*-0.8*
General and administrative expenses	-397	-345	*-13.1*
Other operating income	129	118	*-8.5*
Other operating expenses	-254	-149	*-41.3*
Operating profit	**375**	**565**	***50.7***
Financial income	47	442	*840.4*
Financial expenses	-260	-285	*9.6*
Net financial income/expenses	**-213**	**157**	***173.7***
Share in net profit/loss of undertakings valued with equity method	53	69	*30.2*
Profit before tax	**215**	**791**	***267.9***
Corporate income tax	-75	-147	*96.0*
Net profit	**140**	**644**	***360.0***
including:			
Net profit attributable to minority interests	91	17	*-81.3*
Net profit attributable to equity holders of the Parent	49	626	*1,177.6*

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEET
as at March 31st 2008

ITEM, PLNm	Dec 31 2007	Mar 31 2008
1	2	3
ASSETS		
Non-current assets		
Property, plant and equipment	24,834	24,418
Intangible assets	531	528
Goodwill	133	132
Non-current financial assets	62	62
Shares in undertakings consolidated with equity method	700	588
Loans granted	18	17
Deferred tax asset	233	239
Investment property	69	71
Perpetual usufruct right to land	92	95
Other non-current assets	111	115
Total non-current assets	**26,783**	**26,265**
Current assets		
Inventories	10,365	11,192
Trade and other receivables	6,885	7,322
Income taxes receivable	115	69
Current financial assets	168	188
Prepayments and accrued income	147	162
Cash	1,498	1,564
Assets held for sale	188	24
Total current assets	**19,366**	**20,521**
Total assets	**46,149**	**46,786**
EQUITY AND LIABILITIES		
Equity		
Share capital	535	535
Share capital revaluation adjustment	523	523
Share capital	**1,058**	**1,058**
Share premium account	1,058	1,058
Share premium revaluation adjustment	169	169
Share premium account	**1,227**	**1,227**
Hedging capital	83	69
Currency-translation differences	-1,328	-1,698
Retained profit, including:	18,942	19,568
net profit attributable to equity holders of the Parent	2,412	626
Equity (attributable to equity holders of the Parent)	**19,982**	**20,224**
Equity attributable to minority interests, including:	2,637	2,725
Net profit attributable to minority interests	68	17

Total equity, including:	**22,619**	**22,949**
Net profit	2,480	644
Non-current liabilities		
Loans and borrowings	8,603	9,082
Provisions	799	786
Deferred tax liability	1,549	1,518
Other non-current liabilities	141	160
Total non-current liabilities	**11,092**	**11,546**
Current liabilities		
Trade and other payables and accruals	9,181	9,885
Provisions	723	700
Income tax expense	39	27
Loans and borrowings	1,719	927
Deferred income	61	61
Other financial liabilities	715	691
Total current liabilities	**12,438**	**12,291**
Total equity and liabilities	**46,149**	**46,786**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENT
for 3 months ended on March 31st 2008

ITEM, PLNm 1	Q1 2007 2	Q1 2008 3	y/y +/- % 4=(3-2)/2
Cash flows from operating activities			
Net profit	**140**	**644**	***360.0***

Adjustments:			
Share in net profit/(loss) of undertakings valued with equity method	-53	-69	-
Depreciation and amortisation	620	587	-5.3
Foreign exchange gains/(losses)	73	-183	-
Net interest and dividends	135	131	-3.0
(Profit)/loss on investing activities	107	-4	-
Increase in receivables	-283	-294	-
Decrease/Increase in inventories	151	-909	-
Decrease/Increase in liabilities and accruals	-303	1 079	-
Decrease in provisions	-10	-25	-
Income tax expense	75	147	*96.0*
Income tax paid	-48	-119	-
Other adjustments	-10	1	-
Net cash provided by/(used in) operating activities	**594**	**986**	***66.0***

Cash flows from investing activities			
Acquisition of property, plant and equipment and intangible assets	-690	-873	-
Disposal of property, plant and equipment and intangible assets	26	24	*-7.7*
Disposal of shares	2	166	*8,200.0*
Acquisition of shares	-466	0	-
Acquisition of short-term securities	-166	0	-
Disposal of short-term securities	263	0	-
Dividends and interest received	61	3	*-95.1*
Loans (granted)/repaid	-12	1	-
Other	-6	-3	-
Net cash provided by/(used in) investing activities	**-988**	**-682**	**-**

Cash flows from financing activities			
Increase in long- and short-term loans and borrowings	2,103	1,331	*-36.7*
Issue of debt securities	750	237	*-68.4*
Repayment of long- and short-term loans and borrowings	-2,325	-1,305	-
Redemption of debt securities	0	-366	-
Interest paid	-81	-126	-
Other	-10	-8	-
Net cash provided by/(used in) financing activities	**437**	**-237**	**-**

Net increase in cash	**43**	**67**	***55.8***
Foreign-exchange gains/(losses)	0	-1	-
Cash at beginning of period	**2,351**	**1,498**	***-36.3***
Cash at end of period, including	**2,394**	**1,564**	***-34.7***
restricted cash	47	58	*23.4*

Financial Commentary to the Condensed Consolidated Financial Statements

Income Statement

Operating Income and Expenses

In Q1 2008, total sales revenue increased by PLN 4,530m (or 33.8%) year on year, to PLN 17,938m. The highest sales increases were recorded in the Refining (Production and Wholesale), where sales to third parties increased by PLN 3,758m (or 56.4%) year on year, and in the Refining (Retail), where sales to third parties increased by PLN 973m (or 28.4%) year on year. The Q1 2008 sales to third parties by the Chemicals remained flat at the Q1 2007, and sales by the Petrochemicals and Other Activities were down on the Q1

2007 figures by PLN 95m (4.0%) and PLN 106m (45.1%), respectively. The increase in total sales revenue went hand in hand with growth of operating expenses attributable to the core business, by PLN 4,492m (or 38.2%). Gross profit on sales stood at PLN 1,681m, up by 2.3% year on year.

Selling Costs and General and Administrative Expenses

In Q1 2008, selling costs fell by PLN 6m, or 0.8%, year on year, mainly as a result of cost reduction initiatives at PKN ORLEN S.A. General and administrative expenses went down by PLN 52m, or 13.1%, driven mainly by reduction of costs at the Mazeikiu Group.

Other Operating Income and Expenses

In Q1 2008, compared with Q1 2007, the Group recorded a loss of (-)PLN 31m on other operating activities, while in Q1 2007 the loss was (-)PLN 125m. Other operating income fell by PLN 11m (or 8.5%), and other operating expenses went down by PLN 105m (or 41.3%), driven by reduction of the cost of revaluation of property, plant and equipment at the Unipetrol Group (by PLN 65m) and the Mazeikiu Group (by PLN 60m).

Operating Profit

The Q1 2008 operating profit was PLN 565m, up by PLN 190m year on year.

The higher operating profit of the ORLEN Group is attributable to a PLN 177m increase in PKN ORLEN's operating profit and a PLN 236m decrease in operating loss of the Mazeikiu Group. Rafineria Trzebinia and Anwil also reported growth of operating profits, by PLN 11m and PLN 8m, respectively. In the reporting period, the following companies reported lower operating profit compared with Q1 2007: Unipetrol Group - by PLN 205m, ORLEN Oil Sp. z o.o. - by PLN 9m, BOP - by PLN 9m, and ORLEN Asfalt - by PLN 7m.

In Q1 2008, operating profit plus depreciation/amortisation (EBITDA) stood at PLN 1,152m and was PLN 157m higher than in Q1 2007.

Financial Income and Expenses

In Q1 2008, net financial income and expenses stood at PLN 157m, while in the corresponding quarter of 2007 they amounted to (-)PLN 213m. The Q1 2008 financial income was PLN 442m, up by PLN 395m year on year. The growth is attributable mainly to the strengthening of the złoty against the US dollar and the euro, which increased the financial income by PLN 356m vs. PLN 8m in Q1 2007. Concurrently, the Group's financial expenses went up by PLN 25m on the Q1 2007 figure

Net Profit

In Q1 2008, the share in net profit of the Group undertakings valued with the equity method stood at PLN 69m, compared with PLN 53m in Q1 2007. Corporate income tax amounted to PLN 147m in Q1 2008, up by PLN 72m year on year. In Q1 2008, the Group generated net profit of PLN 644m, 360.0% up on the Q1 2007 figure.

Balance Sheet

Assets

As at March 31st 2008, the Group had balance-sheet total of PLN 46,786m, up by PLN 637m (or 1.4%) relative to December 31st 2007.

Relative to December 31 2007, non-current assets fell by PLN 518m (1.9%), to PLN 26,265m, primarily due to a PLN 416m (1.7%) decrease in the value of property, plant and equipment, and a PLN 112m (16.0%) decline in the value of shares and equity interest in undertakings valued with the equity method.

Relative to December 31 2007, current assets went up by PLN 1,155m (6.0%), to PLN 20,251m. The increase was driven mainly by higher inventories and trade and other receivables (PLN 827m, or 8.0%, and PLN 437m, or 6.3%, respectively). The Group also recorded a drop in assets classified as held for sale (by PLN 164m, or 87.2%) and income tax receivable (by PLN 46m, or 40.0%).

As at March 31st 2008, net working capital (current assets less current liabilities) was PLN 8,230m, while at the end of 2007 it stood at PLN 6,928m. The growth was an effect of the repayment of short-term loans and increase in inventories carried as current assets.

Equity and Liabilities

As at March 31st 2008, the Group's total equity rose by PLN 330m (1.5%) compared with the end of 2007, to PLN 22,949m, the growth being attributable primarily to an increase in retained profit of PLN 626m. A factor with an adverse effect on the equity was higher negative currency-translation differences on subordinated undertakings of
(-)PLN 370m.

Non-current liabilities amounted to PLN 11,546m, having risen by PLN 454m relative to the end of 2007, mainly as a result of a PLN 479m increase in long-term loans and borrowings. Current liabilities were down from PLN 12,438m as at December 31st 2007, to PLN 12,291m as at March 31st 2008. Under current liabilities, a significant increase was recorded in trade and other payables, up by PLN 704m (7.7%). Liabilities under short-term loans and borrowings fell by PLN 792m (46.1%), while other financial liabilities shrank by PLN 24m (3.4%). The Group's total external debt (loans and borrowings) amounted to PLN 10,009m as at March 31st 2008, down by PLN 313m relative to the end of 2007.

Cash Flow

Cash from Operating Activities

In Q1 2008, net cash from operating activities grew by PLN 392m year on year, to PLN 986m. The increase was driven by higher accruals and deferred income, which went up by PLN 1,079m, while in the corresponding quarter of 2007 a decrease in that item eroded cash from operating activities by PLN 303m. This positive effect was partially reduced by a PLN 909m increase in inventories in Q1 2008 (in Q1 2007, this item went down by PLN 151m).

Cash from Investing Activities

In Q1 2008, net cash used in investing activities stood at (-)PLN 682m, while in the corresponding period in 2007 it amounted to (-)PLN 988m. The decrease in net cash used in investing activities in Q1 2008 resulted primarily from purchase of minority interest shares in Mazeikiu Nafta for PLN 464m. The proceeds from sale of shares, posted in Q1 2008, are an effect of the disposal of shares in AGROBOHEMIE a.s. and Synthesia a.s. for PLN 165m.

Cash from Financing Activities

In Q1 2008, net cash used in financing activities amounted to (-)PLN 237m, compared with PLN 437m in Q1 2007. The decrease is connected with a PLN 1,285m decline in funds obtained under new loan agreements and proceeds from issue of debt securities. In addition, cash from financing activities in Q1 2008 was adversely affected by redemption of debt securities for PLN 366m, whereas in Q1 2007 no such event was recorded.

The joint effect of the cash flows from all segments of the ORLEN Group's business was a PLN 67m increase in cash as at March 31st 2008 relative to end of 2007. Cash amounted to PLN 1,564m. To compare, as at March 31st 2007, it stood at PLN 2,394m.

Operating Data

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRODUCTION VOLUMES
for 3 months ended March 31st 2008

Output ('000 tonnes)	Q1 2007	Q1 2008	y-o-y change %	Q1 2008	% share	Q1 2008	% share
1	2	3	4=(3-2)/2	5	6=5/total for segment	7	8=7/ total for segment
Refining	ORLEN Group			PKN ORLEN S.A.		Unipetrol Group	
Crude oil throughput	5,768	6,501	12.7	3,421	-	1,027	-
Gasoline	1,179	1,493	26.6	665	*24.9*	177	*17.7*
Diesel fuel	1,848	2,237	21.0	1,096	*41.0*	423	*42.3*
Light fuel oil	291	294	1.0	251	*9.4*	12	*1.2*
A-1 jet fuel	122	171	40.2	79	*3.0*	14	*1.4*
Heavy fuel oil	756	779	3.0	307	*11.5*	45	*4.5*
LPG	128	131	2.3	56	*2.1*	20	*2.0*
Bitumens	68	78	14.7	0	*0.0*	27	*2.7*
Lubricants	77	74	-3.9	0	*0.0*	17	*1.7*
Other	208	51	-75.5	219	*8.2*	266	*26.6*
Total products	**4,677**	**5,308**	**13.5**	**2,673**	-	**1,001**	
Total products	ORLEN Group			PKN ORLEN S.A.		Unipetrol/ Chemopetrol	
Polyethylene	124	138	*11.3*	0	*0.0*	86	*15.1*
Polypropylene	100	108	*8.0*	0	*0.0*	58	*10.2*
Ethylene	88	183	*108.0*	138	*33.7*	129	*22.6*
Propylene	58	117	*101.7*	98	*23.9*	69	*12.1*
Toluene	29	35	*20.7*	36	*8.8*	0	*0.0*
Benzene	40	77	*92.5*	32	*7.8*	46	*8.1*

Paraxylene	7	7	0.0	7	1.7	0	0.0
Ortoxylene	6	7	16.7	7	1.7	0	0.0
Acetone	8	8	0.0	8	2.0	0	0.0
Butadiene	23	16	-30.4	16	3.9	0	0.0
Glycol	22	31	40.9	31	7.6	0	0.0
Ethylene oxide	4	4	0.0	4	1.0	0	0.0
Phenol	12	13	8.3	13	3.2	0	0.0
Other	163	203	24.5	20	4.9	183	32.0
Total products	**684**	**947**	**38.5**	**410**	-	**571**	-

Chemicals	ORLEN Group			PKN ORLEN S.A.		Unipetrol/Chemopetrol	
PVC	92	101	9.8	-	-	0	0.0
PVC granulate	16	18	12.5	-	-	0	0.0
Canwil	111	123	10.8	-	-	0	0.0
Ammonium nitrate	164	192	17.1	-	-	55	100.0
Caprolactam	0	0	-	-	-	0	0.0
Other	71	76	7.0	-	-	0	0.0
Total products	**454**	**510**	**12.3**	**0**	-	**55**	-
Total output	**5,815**	**6,765**	**16.3**	**3,083**	-	-	-

POLSKI KONCERN NAFTOWY ORLEN S.A.
SALES OF KEY PRODUCTS
for 3 months ended March 31st 2008

Sales at the ORLEN Group	Q1 2007	Q1 2008	y-o-y change %
1	2	3	4=(3-2)/2
	'000 tonnes	'000 tonnes	%
Refining (Production and Wholesale)			
Gasoline	967	1,212	25.3
Diesel fuel	1,581	2,024	28.0
Light fuel oil	343	369	7.6
A-1 jet fuel	135	182	34.8
Heavy fuel oil	664	769	15.8
LPG	115	96	-16.5
Bitumens	63	63	0.0
Base oils	57	63	10.5
Other	170	204	20.0
Total products	**4,095**	**4,982**	**21.7**
Refining (Retail)			
Gasoline	513	518	1.0
Diesel fuel	480	564	17.5
LPG	59	65	10.2
Other	1	0	-100.0
Total products	**1,053**	**1,147**	**8.9**
Refining (Production and Wholesale + Retail)	**5,148**	**6,129**	**19.1**

Segment Petrochemicals			
Polyethylene	117	118	0.9
Polypropylene	100	95	-5.0
Ethylene	69	76	10.1
Propylene	67	61	-9.0
Toluene	29	36	24.1
Benzene	36	72	100.0
Paraxylene	8	6	-25.0
Ortoxylene	6	8	33.3
Acetone	9	9	0.0
Butadiene	23	16	-30.4
Glycol	23	32	39.1
Ethylene oxide	4	4	0.0
Phenol	12	13	8.3
Other	260	233	-10.4
Total products	**763**	**779**	**2.1**

Chemicals			
PVC	96	82	-14.6
PVC granulate	18	17	-5.6
Canwil	119	132	10.9
Ammonium nitrate	138	152	10.1
Other	152	132	-13.2
Total products	**523**	**515**	**-1.5**

Petrochemicals and Chemicals	**1,286**	**1,294**	**0.6**
Other activities	**42**	**25**	**-40.5**
ORLEN Group - total	**6,476**	**7,448**	**15.0**

Information on the Effect of Inventories Valuation with the LIFO Method

The Management Board of PKN ORLEN S.A. hereby reports on the impact of the LIFO inventory valuation on PKN ORLEN's non-consolidated profit and the ORLEN Group's consolidated profit for Q1 2008. Profit before tax and net profit (i.e. including deferred tax), as estimated by the Company for PKN ORLEN and the ORLEN Group using the LIFO method, are as follows:

Profit, PLNm	Q1 2008 Inventory valuation at the weighted average production or acquisition cost	Q1 2008 LIFO valuation	Q1 2007 Inventory valuation at the weighted average production or acquisition cost	Q1 2007 LIFO v.
Non-consolidated profit before tax	788	544	420	
Non-consolidated net profit	665	467	390	
Consolidated profit before tax	791	436	215	
Consolidated net profit	644	351	140	

PKN ORLEN S.A. and the ORLEN Group apply the inventory valuation method based on the weighted average production or acquisition cost. This method defers the recognition of

oil price increase or decrease on the prices of final products. Therefore, the results benefit from increases in crude oil prices and suffer when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the results relative to the results obtained when the weighted average method is applied.
Until Q4 2007, according to the LIFO method applied by the ORLEN Group, increase in inventory (new layers) was valued at the unit price of an inventory item from Q1 of a given year, whereas it should be valued at purchase prices of current period. The difference between the two prices multiplied by a change in inventories affected costs and, as a result, profits as well (effect of change in prices of new inventory layers). To ensure best possible comparability of the revenues and costs of a given period, in Q4 2007 the Group estimated the effect of change in prices of new inventory layers (from the Q1 figures to the current period figures), and from Q1 2008 onwards, new layers of inventory are valued at current prices.

END

Performance - General Overview

Financial highlights, PLNm	Q1 2007	Q4 2007	Q1 2008	y/y +/- %	q/q +/- %
	[illegible]	[illegible]	[illegible]	5=(4-2)/2	6=(4-3)/3
Revenue	13,408	16,902	17,938	33.8	6.1
Operating profit plus depreciation/amortisation (EBITDA)	995	730	1,152	15.8	57.7
Operating profit/loss, including:	375	104	565	50.7	443.3
Refining (Production and Wholesale)	65	224	240	269.2	7.1
Petrochemicals	370	56	232	-37.3	314.3
Chemicals	83	38	91	9.6	139.5
Refining (Retail)	68	67	103	51.5	53.7
Other[1]	-74	-45	[illegible]	-	-
Unallocated[2]	-137	-236	182	-	-
Clean EBIT, including:[3]	450	680	565	25.6	-16.9
Non-recurring events[4]	-75	-576	0	-	-
Refining (Production and Wholesale)	-63	-364	0	-	-
Petrochemicals	0	-212	0	-	-
Chemicals	0	0	0	-	-
Refining (Retail)	0	0	0	-	-
Other[1]	-1	0	0	-	-
Unallocated[2]	-11	0	0	-	-
Net profit	140	645	644	360.0	-0.2
Profit attributable to equity holders of the Parent	49	691	626	1,177.6	-9.4
Clean profit attributable to equity holders of the Parent	113	1,147	626	454.0	-45.4
Assets	45,171	46,149	46,786	3.6	1.4
Equity	21,662	22,619	22,949	5.9	1.5
Net debt	8,834	8,656	8,258	-6.5	-4.6
Net cash provided by (used in) operating activities	594	-573	986	66.0	-
CAPEX	513	1,735	577	12.5	-66.7
ROACE (%)[5]	4.1	1.1	5.9	44.6	432.9
Net debt to equity ratio (%)[6]	38.5	35.3	37.1	-3.7	5.1
Net debt/EBITDA[7]	2.1	2.9	1.7	-18.4	-40.6
EPS	0.12	1.61	1.46	1,172.9	-9.3
Clean EPS	0.26	2.68	1.46	454.9	-45.4
Dividend per share	0.00	0.00	0.00	-	-
Financial data, LIFO method (PLNm)	**Q1 2007**	**Q4 2007**	**Q1 2008**	**y/y +/- %**	**q/q +/- %**
Operating profit/loss[8]	604	-460	210	-65.2	-
Inventory valuation[9] with LIFO method at operating profit level, including:	229	-564	355	-	-
at PKN ORLEN S.A.	185	-390	244	-	-
at the Unipetrol Group	26	-111	15	42.3	-
at the Mazeikiu Group	-	-53	128	-	-
Net profit	324	193	351	8.2	81.7

1) PKN OLREN's companies responsible for support functions, employee-related services and maintenance.
2) Includes the PKN Corporate Centre and companies not included in the segments specified above.
3) Clean EBIT is the profit adjusted by the effect of non-recurring events.
4) Non-recurring events in Q1 2007:
   - Refining: PLN 63m allowance for carbon dioxide emissions by Mazeiklu;
   - Other and Unallocated: PLN 12m provision for economic risk at PKN ORLEN S.A.
5) ROACE = operating profit after tax / average capital employed (equity + net debt).
6) Computed for average balance-sheet values.
7) Debt (interest bearing) net of cash and short-term securities / (EBITDA + dividend received from Polkomtel).
8) Until Q4 2007, under the LIFO method applied at the ORLEN Group, new inventories (new layers) were valued at unit prices recorded in Q1 of a given year, while it should be valued at acquisition cost in the current period. In Q4 2007, with a view to ensuring the best possible comparability of revenue and costs in the given period, the impact of changes in prices of new layers of inventories (from the figures relating to Q1 to current period amounts) was assessed, while from Q1 2008 onwards, new layers have been recognised at current period prices. In the case of PKN ORLEN S.A., the resulting amounts were PLN 2m and PLN 162m in Q1 2007 and Q4 2007, respectively. Detailed information on the impact of inventory valuation is presented on p. 20 of this report.
9) Computed as difference between operating profit under inventory valuation with the LIFO method and operating profit under inventory valuation with the weighted average method.

Commentary

In Q1 2008, operating profit generated by the ORLEN Group ("the ORLEN Group") rose by 50.7% year on year, to PLN 565m.

Factors Resulting in Positive Change of the ORLEN Group's Operating Profit:

- Improved performance of the Mazeikiu Group ("the Mazeikiu Group") by PLN 236m compared with Q1 2007, thanks to the start up of the crude oil distillation unit on January 20th 2008;

- Improvement in the efficiency of the retail segment resulting from higher volumes of sales of engine fuels, which rose by 9%; and from a PLN 28m increase in margins on non-fuel goods and services;

- Strong demand for artificial fertilisers and lower operating expenses, which – after offsetting the negative impact of lower demand for plastics – increased the year-on-year growth of operating profit at the Anwil Group ("the Anwil Group") by PLN 8m.

Factors Resulting in Negative Change of the ORLEN Group's Operating Profit:

- Reduced operating profit of the petrochemical segment of the Unipetrol Group ("the Unipetrol Group"), by PLN 186m, was an effect of lower margins on petrochemical products in the local currency, particularly on polyolefins and aromatics;

- Unexpected shutdown of the Visbreaking and Reforming units of the Mazeikiu Group and the oil supply disruption.

Deterioration of the model refining margin and margins on polyolefins as well as appreciation of the złoty against the US dollar reduced the reported operating profit by over PLN 650m. On the other hand, the rising prices of crude oil and refining products boosted operating profit, in comparison with operating profit calculated according to LIFO methodology by approx. PLN 580m compared with Q1 2007.

The dynamics of revenue and operating profits in individual segments is discussed in detail below.

Commentary on Macroeconomic Factors

Crude Oil Prices and Price Differential

In Q1 2008, the price of Brent went up by 67.4% year on year, to USD 96.7/bbl. It was also higher than the price in Q4 2007 (USD 88.5/bbl).

The average Ural/Brent differential was USD 3.35/bbl in Q1 2008, relative to USD 3.41/bbl in Q1 2007 and USD 3.02/bbl in Q4 2007.

Refining Products

Q1 2008 saw rising margins (crack spreads) on diesel oil (by 56.5% year on year, to USD 176.5 per tonne), light fuel oil (by 70.6% to USD 150.5 per tonne), and A-1 jet fuel (by 39.5% to USD 218.4 per tonne). Concurrently, the margins on gasoline dropped by 5.0% to USD 124.3/t and the negative margin on heavy fuel oil deepened by 52.4% and stood at (-)USD 287.0 per tonne.

Petrochemical Products

Compared with Q1 2007, the margins on ethylene increased by 16.6%, to USD 807.0 per tonne, on propylene by 6.6%, to USD 687.9 per tonne, and on glycol from (-)USD 99.4 to USD 53.6 per tonne. The margins on other petrochemical products went down, with the sharpest declines recorded on benzene (down by 33.1%, to USD 389.2 per tonne), paraxylene (down by 30.2%, to USD 453.0 per tonne), ortoxylene (down by 28.2%, to USD 416.6 per tonne), butadiene (down by 16.2%, to USD 588.7 per tonne), phenol (down by 4.7%, to USD 1,124.9 per tonne) and acetone (down by 4.4%, to USD 677.6 per tonne). The margins on polyethylene and polypropylene fell significantly, by 13.6% and 14.7% to EUR 228.0 per tonne and EUR 222.0 per tonne, respectively.

Exchange Rates

In Q1 2008, the average PLN/EUR exchange rate fell by 8.0% year on year, to 3.58, and the average PLN/USD exchange rate decreased by 19.4%, to 2.39. The average LTL/USD exchange rate went down by 12.4%, to 2.31, while the LTL/EUR rate remained flat at 3.46. The average CZK/USD exchange rate dropped by 20.1%, to 17.1, and the average CZK/EUR rate fell by 8.7%, to 25.61.

Fuel Consumption

According to estimates by Agencja Rynku Energii S.A., in Q1 2008 gasoline consumption in Poland was 979 thousand tonnes, up by 6.0% on Q1 2007. Diesel oil consumption went up by 9.1% in Q1 2008 year on year, and amounted to 2,352 thousand tonnes. At the same time, consumption of light fuel oil dropped by 15.9%, to 359 thousand tonnes.
In Lithuania, gasoline consumption in Q1 2008 was 85 thousand tonnes, having decreased by 12.9% year on year, while the consumption of diesel oil grew by 7.7%, and stood at 237 thousand tonnes.
According to estimates for the German retail market, gasoline consumption in Q1 2008 remained fairly stable in comparison with Q1 2007 and amounted to 4,952 thousand tonnes. Diesel oil consumption rose by 6.2% year on year, to 2,791 thousand tonnes.

Commentary - Refining Segment (Production and Wholesale)

Item, PLNm	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	y/y +/-%	q/q +/-%
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5
Revenue, including:	**9,509**	**11,942**	**13,579**	**12,822**	**12,528**	***31.7***	***-2.3***
Sales to third parties	6,662	8,631	9,749	9,587	10,420	*56.4*	*8.7*
Intra-company sales	2,847	3,311	3,830	3,235	2,108	*-26.0*	*-34.8*
Costs	**-9,408**	**-11,003**	**-13,114**	**-12,583**	**-12,239**	***30.1***	***-2.7***
Other operating income	55	44	38	66	41	*-25.5*	*-37.9*
Other operating expenses	-91	-62	-41	-81	-90	*-1.1*	*11.1*
Operating profit*	**65**	**921**	**462**	**224**	**240**	***269.2***	***7.1***
Depreciation and amortisation	**271**	**244**	**258**	**264**	**248**	***-8.5***	***-6.1***
CAPEX	**349**	**420**	**355**	**779**	**276**	***-20.9***	***-64.6***
Sales to third parties (thousand tonnes)	**4,108**	**4,831**	**5,518**	**4,407**	**5,066**	***23.3***	***15.0***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

The segment's revenue in Q1 2008 grew by 31.7% year on year, mainly on sales volumes in product and material groups higher by 958 thousand tonnes, including primarily a 245 thousand tonnes (or 25.3%) increase in gasoline and a 443 thousand tonnes (or 28.0%) increase in diesel oil.The segment's costs rose by 30.1% year on year, which followed mainly from the rising prices of crude oil and other feedstock.

In Q1 2008, the Group's operating profit amounted to PLN 240m compared with PLN 65m in the corresponding period of 2007. Factors which contributed to the segment's operating profit included:

- Decrease in operating loss reported by the Mazeikiu Group, by PLN 214m year on year. On January 20th 2008, the general overhaul of the Vacuum Distillation Unit, damaged by fire in October 2006, was completed. As a result, the oil throughput capacity increased by 659 thousand tonnes (or 49.8%) and the fuel yield went up by 6 p.p. year on year. In Q1 2008, there was no revaluation allowance for carbon dioxide emissions, which increased last year's loss by PLN 63m;

- A PLN 46m decrease in operating profit of the Unipetrol Group, caused primarily by the 20% appreciation of the Czech koruna against the US dollar, which decreased the Unipetrol Group's operating profit by PLN 44m;

- Rise in the operating profit of PKN ORLEN by PLN 33m, to PLN 274m. The growth in the volumes of the Company's wholesale, by 171 thousand tonnes year on year, is estimated to add PLN 48m to operating profit, while higher margins on fuels (diesel oil, light fuel oil, Jet A-1) increased operating profit by PLN 138m. On the other hand, the PLN/USD exchange rate reduced operating profit of PKN ORLEN S.A. by PLN 162m;

- A rise in operating profit of Rafineria Trzebinia S.A., by PLN 13m, as a result of higher volumes of ester sales and earlier resumption of oil processing.

In Q1 2008, capital expenditure ("Capex") fell by PLN 73m year on year, to PLN 276m.

Commentary - Refining Segment (Retail)

Item, PLNm	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	y/y +/-%	q/q +/-%
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5
Revenue, including:	**3,434**	**4,218**	**4,490**	**4,573**	**4,410**	***28.4***	***-3.6***
Sales to third parties	3,427	4,211	4,483	4,555	4,400	*28.4*	*-3.4*
Intra-company sales	7	7	7	18	10	*42.9*	*-44.4*
Costs	**-3,367**	**-4,098**	**-4,310**	**-4,508**	**-4,308**	***27.9***	***-4.4***
Other operating income	38	7	17	38	28	*-26.3*	*-26.3*
Other operating expenses	-37	-14	-22	-36	-27	*-27.0*	*-25.0*
Operating profit*	**68**	**113**	**175**	**67**	**103**	***51.5***	***53.7***
Depreciation/amortisation	**73**	**73**	**78**	**85**	**77**	***5.5***	***-9.4***
CAPEX	**52**	**91**	**167**	**468**	**81**	***55.8***	***-82.7***
Sales to third parties (thousand tonnes)	**1,053**	**1,114**	**1,201**	**1,153**	**1,147**	***8.9***	***-0.5***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level. Change in the quarterly results in relation to the previously published results was caused by an adjustment relating to the transfer of a sales account in which mainly revenue on sales of non-fuel products is posted, from other activities to the retail segment.

In Q1 2008, the segment's revenue increased by 28.4% year on year, to PLN 4,410m. The growth was driven by higher sales volumes, which went up by 8.9% or 94 thousand tonnes, primarily owing to a 17.5% increase in sales of diesel fuel (up by 84 thousand tonnes) relative to Q1 2007. LPG sales grew considerably as well, with the volume rising by 10.2%, to 65 thousand tonnes.

Operating profit of the ORLEN Group for Q1 2008 reached PLN 103m, relative to PLN 68m generated in Q1 2007. The segment's profit was driven by such factors as:

- A PLN 28m increase in PKN ORLEN's operating profit for Q1 2008, to PLN 94m. Higher sales volumes, by 11.1% (or 69 thousand tonnes), are estimated to have increased PKN ORLEN's profit by PLN 24m. The profit was also positively affected by higher margins on non-fuel goods and services, which rose by PLN 24m year on year. The positive effects of sales volumes and non-fuel margins were partially offset by the negative effect of retail margins on diesel oil, which eroded operating profit by PLN 17m;

- A PLN 7m year-on-year increase in the operating profit of Benzina, to PLN 10m, driven by higher retail margins on fuels (up by PLN 9m) and non-fuel goods and services (up by PLN 2m), as well as by higher sales volumes of fuels, particularly diesel oil (up by 9.3%) and LPG (up by 7.4%), which increased the operating profit by PLN 2m.

In Q1 2008, capex increased year on year by PLN 29m, to PLN 81m.

Commentary - Petrochemicals

Item, PLNm	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	y/y +/-%	q/q +/-%
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5
Revenue, including:	**3,314**	**3,560**	**3,401**	**3,425**	3,287	***-0.8***	***-4.0***
Sales to third parties	2,352	2,526	2,221	2,201	2,257	*-4.0*	*2.5*
Intra-company sales	962	1,034	1,180	1,224	1,030	*7.1*	*-15.8*
Costs	**-2,878**	**-3,153**	**-3,099**	**-3,389**	-3,063	***6.4***	***-9.6***
Other operating income	14	15	26	62	20	*42.9*	*-67.7*
Other operating expenses	-80	-74	-34	-42	-12	*-85.0*	*-71.4*
Operating profit*	**370**	**348**	**294**	**56**	**232**	***-37.3***	***314.3***
Depreciation/amortisation	**156**	**153**	**153**	**162**	**156**	***0.0***	***-3.7***
CAPEX	**51**	**61**	**169**	**241**	**107**	***109.8***	***-55.6***
Sales to third parties (thousand tonnes)	**765**	**790**	**737**	**767**	**779**	***1.8***	***1.6***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q1 2008, the segment recorded a PLN 27m year-on-year drop in revenue, caused by the fact that in Q1 2007 the revenue figures included sales by Kaucuk, which was sold in H2 2007. The disposal resulted in a decrease in sales of such petrochemical products as styrene, butadiene, polybutadiene, polystyrene, and synthetic rubber. The fall of revenue was also an effect of lower sales of polyethylene and polypropylene by Basell ORLEN Polyolefins Sp. z o.o. (down by 14.3 thousand tonnes).

The segment's operating profit for Q1 2008 was PLN 232m, vs. PLN 370m in Q1 2007. The drop was caused by:

- Lower operating profit of the Unipetrol Group – it went down by PLN 186m year on year, to PLN 38m as a result of the falling exchange rate of the Czech koruna against the US dollar and the euro (which decreased the segment's operating profit by approx. PLN 118m); and lower margins on polyolefins (down by PLN 21m). Additionally, in Q1 2008 Kaucuk, which in Q1 2007 earned operating profit of PLN 32m, was not consolidated;

- A PLN 9m decrease in operating profit of Basell ORLEN Polyolefins Sp. z o.o., which amounted to PLN 39m, due to lower petrochemical margins and falling demand for polyolefins on European markets. Lower sales volumes are estimated to have decreased the company's operating profit by PLN 13m.

Compared with Q1 2007, in Q1 2008 capex increased by PLN 56m, to PLN 107m.

Commentary – Chemicals

Item, PLNm	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	y/y +/-%	q/q +/-%
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5
Revenue, including:	**737**	**720**	**714**	**632**	**737**	***0.0***	***16.6***
Sales to third parties	732	640	644	476	733	*0.1*	*54.0*
Intra-company sales	5	80	70	156	4	*-20.0*	*-97.4*
Costs	**-656**	**-652**	**-660**	**-584**	**-646**	***-1.5***	***10.6***
Other operating income	4	3	3	6	5	*25.0*	*-16.7*
Other operating expenses	-2	-2	-1	-16	-5	*150.0*	*-68.8*
Operating profit*	**83**	**69**	**56**	**38**	**91**	***9.6***	***139.5***
Depreciation/amortisation	**46**	**43**	**41**	**37**	**36**	***-21.7***	***-2.7***
CAPEX	**8**	**22**	**31**	**57**	**20**	***150.0***	***-64.9***
Sales to third parties (thousand tonnes)	**523**	**444**	**480**	**379**	**515**	***-1.5***	***35.9***

*) Operating profit net of costs not allocated to any of the segments, incurred at the Group level.

In Q1 2008, the segment's revenue remained fairly unchanged in comparison with Q1 2007. However, the segment recorded a decrease in sales volumes, mainly of polyvinyl chloride (down by 14.5%) and PVC granulates (down by 3.1%).

Operating profit generated by the segment in Q1 2008 was PLN 91m, an increase on PLN 83m in Q1 2007. The segment's profit was driven by:

- Higher margins on fertilisers, which increased the profit by PLN 38m;
- Macroeconomic factors relating to the strengthening of the złoty against the US dollar, which eroded operating profit by PLN 27m;
- A 10.4% increase in fertiliser sales and concurrent 12.7% decline in sales of plastics, which together decreased the profit by (-)PLN 12m year on year.

In Q1 2008, capital expenditure increased year on year by PLN 12m and amounted to PLN 20m.

Commentary – Other Activities

Item, PLNm	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	y/y +/-%	q/q +/-%
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5
Revenue, including:	**491**	**492**	**608**	**471**	**472**	***-3.9***	***0.2***
Sales to third parties	235	210	167	84	129	*-45.1*	*53.6*
Intra-company sales	256	282	441	387	343	*34.0*	*-11.4*
Costs	**-553**	**-493**	**-624**	**-521**	**-482**	***-12.8***	***-7.5***
Other operating income	14	1	7	19	23	*64.3*	*21.1*
Other operating expenses	-26	-12	-15	-14	-12	*-53.8*	*-14.3*
Operating profit/loss*	**-74**	**-12**	**-24**	**-45**	**1**	***-101.4***	***102.2***
Depreciation/amortisation	**66**	**62**	**63**	**65**	61	***-7.6***	***-6.2***
CAPEX	**33**	**81**	**72**	**126**	72	***118.2***	***-42.9***
Sales to third parties (thousand tonnes)	**42**	**36**	**27**	**34**	25	***-40.5***	***-26.5***

*) Operating profit/loss net of costs not allocated to any of the segments, incurred at the Group level.

In Q1 2008, the Other Activities segment generated operating profit of PLN 1m, compared to the loss of (-)PLN 74m posted in Q1 2007. The key factors contributing to the profit include:

- An increase of PLN 32m year on year in operating profit of PKN ORLEN S.A.;
- Decrease of operating loss incurred by the Mazeikiu Group by PLN 21m year on year to (-)PLN 50m;
- Higher operating profit of the Unipetrol Group, which went up by PLN 20m compared to Q1 2007.

In Q1 2008, capital expenditure increased year on year by PLN 39m, to PLN 72m.

Condensed Consolidated Financial Statements

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENT
for 3 months ended
March 31st 2008

ITEM, PLNm	Q1 2007	Q1 2008	y/y +/- %
1	2	3	4=(3-2)/2
Revenue on sales of products	13,764	17,892	*30.0*
Excise tax and other charges	-3,475	-3,982	*- 14.6*
Net revenue on sales of products	**10,289**	**13,910**	***35.2***
Revenue on sales of goods for resale and materials	3,605	4,506	*25.0*
Excise tax and other charges	-486	-478	*-1.6*
Net revenue on sales of goods for resale and materials	**3,119**	**4,028**	***29.1***
Total sales revenue	**13,408**	**17,938**	***33.8***
Cost of products sold	-8,670	-12,468	*43.8*
Cost of goods for resale and materials sold	-3,095	-3,790	*22.5*
Cost of products, goods for resale and materials sold	-11,765	-16,257	*38.2*
Gross profit on sales	**1,643**	**1,681**	***2.3***
Selling costs	-746	-740	*-0.8*
General and administrative expenses	-397	-345	*-13.1*
Other operating income	129	118	*-8.5*
Other operating expenses	-254	-149	*-41.3*
Operating profit	**375**	**565**	***50.7***
Financial income	47	442	*840.4*
Financial expenses	-260	-285	*9.6*
Net financial income/expenses	**-213**	**157**	***173.7***
Share in net profit/loss of undertakings valued with equity method	53	69	*30.2*
Profit before tax	**215**	**791**	***267.9***
Corporate income tax	-75	-147	*96.0*
Net profit	**140**	**644**	***360.0***
including:			
Net profit attributable to minority interests	91	17	*-81.3*
Net profit attributable to equity holders of the Parent	49	626	*1,177.6*

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEET
as at March 31st 2008

ITEM, PLNm	Dec 31 2007	Mar 31 2008	+/- %
1	2	3	4=(3-2)/2
ASSETS			
Non-current assets			
Property, plant and equipment	24,834	24,418	-1.7
Intangible assets	531	528	-0.6
Goodwill	133	132	-0.8
Non-current financial assets	62	62	0.0
Shares in undertakings consolidated with equity method	700	588	-16.0
Loans granted	18	17	-5.6
Deferred tax asset	233	239	2.6
Investment property	69	71	2.9
Perpetual usufruct right to land	92	95	3.3
Other non-current assets	111	115	3.6
Total non-current assets	**26,783**	**26,265**	**-1.9**
Current assets			
Inventories	10,365	11,192	8.0
Trade and other receivables	6,885	7,322	6.3
Income taxes receivable	115	69	-40.0
Current financial assets	168	188	11.9
Prepayments and accrued income	147	162	10.2
Cash	1,498	1,564	4.4
Assets held for sale	188	24	-87.2
Total current assets	**19,366**	**20,521**	**6.0**
Total assets	**46,149**	**46,786**	**1.4**
EQUITY AND LIABILITIES			
Equity			
Share capital	535	535	0.0
Share capital revaluation adjustment	523	523	0.0
Share capital	**1,058**	**1,058**	**0.0**
Share premium account	1,058	1,058	0.0
Share premium revaluation adjustment	169	169	0.0
Share premium account	**1,227**	**1,227**	**0.0**
Hedging capital	83	69	-16.9
Currency-translation differences	-1,328	-1,698	27.9
Retained profit, including:	18,942	19,568	3.3
net profit attributable to equity holders of the Parent	2,412	626	-74.0
Equity (attributable to equity holders of the Parent)	**19,982**	**20,224**	**1.2**
Equity attributable to minority interests, including:	2,637	2,725	3.3
Net profit attributable to minority interests	68	17	-75.0
Total equity, including:	**22,619**	**22,949**	**1.5**

Net profit	2,480	644	*-74.0*
Non-current liabilities			
Loans and borrowings	8,603	9,082	*5.6*
Provisions	799	786	*-1.6*
Deferred tax liability	1,549	1,518	*-2.0*
Other non-current liabilities	141	160	*13.5*
Total non-current liabilities	**11,092**	**11,546**	***4.1***
Current liabilities			
Trade and other payables and accruals	9,181	9,885	*7.7*
Provisions	723	700	*-3.2*
Income tax expense	39	27	*-30.8*
Loans and borrowings	1,719	927	*-46.1*
Deferred income	61	61	*0.0*
Other financial liabilities	715	691	*-3.4*
Total current liabilities	**12,438**	**12,291**	***-1.2***
Total equity and liabilities	**46,149**	**46,786**	***1.4***

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENT
for 3 months ended on March 31st 2008

ITEM, PLNm	Q1 2007	Q1 2008	y/y +/- %
1	2	3	4=(3-2)/2
Cash flows from operating activities			
Net profit	**140**	**644**	***360.0***
Adjustments:			
Share in net profit/(loss) of undertakings valued with equity method	-53	-69	-
Depreciation and amortisation	620	587	*-5.3*
Foreign exchange gains/(losses)	73	-183	-
Net interest and dividends	135	131	*-3.0*
(Profit)/loss on investing activities	107	-4	-
Increase in receivables	-283	-294	-
Decrease/Increase in inventories	151	-909	-
Decrease/Increase in liabilities and accruals	-303	1 079	-
Decrease in provisions	-10	-25	-
Income tax expense	75	147	*96.0*
Income tax paid	-48	-119	-
Other adjustments	-10	1	-
Net cash provided by/(used in) operating activities	**594**	**986**	***66.0***
Cash flows from investing activities			
Acquisition of property, plant and equipment and intangible assets	-690	-873	-
Disposal of property, plant and equipment and intangible assets	26	24	*-7.7*
Disposal of shares	2	166	*8,200.0*
Acquisition of shares	-466	0	-
Acquisition of short-term securities	-166	0	-
Disposal of short-term securities	263	0	-
Dividends and interest received	61	3	*-95.1*
Loans (granted)/repaid	-12	1	-
Other	-6	-3	-
Net cash provided by/(used in) investing activities	**-988**	**-682**	**-**
Cash flows from financing activities			
Increase in long- and short-term loans and borrowings	2,103	1,331	*-36.7*
Issue of debt securities	750	237	*-68.4*
Repayment of long- and short-term loans and borrowings	-2,325	-1,305	-
Redemption of debt securities	0	-366	-
Interest paid	-81	-126	-
Other	-10	-8	-
Net cash provided by/(used in) financing activities	**437**	**-237**	**-**
Net increase in cash	**43**	**67**	***55.8***
Foreign-exchange gains/(losses)	0	-1	-

Cash at beginning of period	**2,351**	**1,498**	*-36.3*
Cash at end of period, including	**2,394**	**1,564**	***-34.7***
restricted cash	47	58	*23.4*

Financial Commentary to the Condensed Consolidated Financial Statements

Income Statement

Operating Income and Expenses

In Q1 2008, total sales revenue increased by PLN 4,530m (or 33.8%) year on year, to PLN 17,938m. The highest sales increases were recorded in the Refining (Production and Wholesale), where sales to third parties increased by PLN 3,758m (or 56.4%) year on year, and in the Refining (Retail), where sales to third parties increased by PLN 973m *(or 28.4%) year on year. The Q1 2008 sales to third parties by the Chemicals remained flat at the Q1 2007, and sales* by the Petrochemicals and Other Activities were down on the Q1 2007 figures by PLN 95m (4.0%) and PLN 106m (45.1%), respectively. The increase in total sales revenue went hand in hand with growth of operating expenses attributable to the core business, by PLN 4,492m (or 38.2%). Gross profit on sales stood at PLN 1,681m, up by 2.3% year on year.

Selling Costs and General and Administrative Expenses

In Q1 2008, selling costs fell by PLN 6m, or 0.8%, year on year, mainly as a result of cost reduction initiatives at PKN ORLEN S.A. General and administrative expenses went down by PLN 52m, or 13.1%, driven mainly by reduction of costs at the Mazeikiu Group.

Other Operating Income and Expenses

In Q1 2008, compared with Q1 2007, the Group recorded a loss of (-)PLN 31m on other operating activities, while in Q1 2007 the loss was (-)PLN 125m. Other operating income fell by PLN 11m (or 8.5%), and other operating expenses went down by PLN 105m (or 41.3%), driven by reduction of the cost of revaluation of property, plant and equipment at the Unipetrol Group (by PLN 65m) and the Mazeikiu Group (by PLN 60m).

Operating Profit

The Q1 2008 operating profit was PLN 565m, up by PLN 190m year on year.

The higher operating profit of the ORLEN Group is attributable to a PLN 177m increase in PKN ORLEN's operating profit and a PLN 236m decrease in operating loss of the Mazeikiu Group. Rafineria Trzebinia and Anwil also reported growth of operating profits, by PLN 11m and PLN 8m, respectively. In the reporting period, the following companies reported lower operating profit compared with Q1 2007: Unipetrol Group – by PLN 205m, ORLEN Oil Sp. z o.o. – by PLN 9m, BOP – by PLN 9m, and ORLEN Asfalt – by PLN 7m.

In Q1 2008, operating profit plus depreciation/amortisation (EBITDA) stood at PLN 1,152m and was PLN 157m higher than in Q1 2007.

Financial Income and Expenses

In Q1 2008, net financial income and expenses stood at PLN 157m, while in the corresponding quarter of 2007 they amounted to (-)PLN 213m. The Q1 2008 financial income was PLN 442m, up by PLN 395m year on year. The growth is attributable mainly to the strengthening of the złoty against the US dollar and the euro, which increased the financial income by PLN 356m vs. PLN 8m in Q1 2007. Concurrently, the Group's financial expenses went up by PLN 25m on the Q1 2007 figure

Net Profit

In Q1 2008, the share in net profit of the Group undertakings valued with the equity method stood at PLN 69m, compared with PLN 53m in Q1 2007. Corporate income tax amounted to PLN 147m in Q1 2008, up by PLN 72m year on year. In Q1 2008, the Group generated net profit of PLN 644m, 360.0% up on the Q1 2007 figure.

Balance Sheet

Assets

As at March 31st 2008, the Group had balance-sheet total of PLN 46,786m, up by PLN 637m (or 1.4%) relative to December 31st 2007.

Relative to December 31 2007, non-current assets fell by PLN 518m (1.9%), to PLN 26,265m, primarily due to a PLN 416m (1.7%) decrease in the value of property, plant and equipment, and a PLN 112m (16.0%) decline in the value of shares and equity interest in undertakings valued with the equity method.

Relative to December 31 2007, current assets went up by PLN 1,155m (6.0%), to PLN 20,251m. The increase was driven mainly by higher inventories and trade and other receivables (PLN 827m, or 8.0%, and PLN 437m, or 6.3%, respectively). The Group also recorded a drop in assets classified as held for sale (by PLN 164m, or 87.2%) and income tax receivable (by PLN 46m, or 40.0%).

As at March 31st 2008, net working capital (current assets less current liabilities) was PLN 8,230m, while at the end of 2007 it stood at PLN 6,928m. The growth was an effect of the repayment of short-term loans and increase in inventories carried as current assets.

Equity and Liabilities

As at March 31st 2008, the Group's total equity rose by PLN 330m (1.5%) compared with the end of 2007, to PLN 22,949m, the growth being attributable primarily to an increase in retained profit of PLN 626m. A factor with an adverse effect on the equity was higher negative currency-translation differences on subordinated undertakings of (-)PLN 370m.

Non-current liabilities amounted to PLN 11,546m, having risen by PLN 454m relative to the end of 2007, mainly as a result of a PLN 479m increase in long-term loans and borrowings. Current liabilities were down from PLN 12,438m as at December 31st 2007, to PLN 12,291m as at March 31st 2008. Under current liabilities, a significant increase was recorded in trade and other payables, up by PLN 704m (7.7%). Liabilities under short-term loans and borrowings fell by PLN 792m (46.1%), while other financial liabilities shrank by PLN 24m (3.4%). The Group's total external debt (loans and borrowings) amounted to PLN 10,009m as at March 31st 2008, down by PLN 313m relative to the end of 2007.

Cash Flow

Cash from Operating Activities

In Q1 2008, net cash from operating activities grew by PLN 392m year on year, to PLN 986m. The increase was driven by higher accruals and deferred income, which went up by PLN 1,079m, while in the corresponding quarter of 2007 a decrease in that item eroded cash from operating activities by PLN 303m. This positive effect was partially reduced by a PLN 909m increase in inventories in Q1 2008 (in Q1 2007, this item went down by PLN 151m).

Cash from Investing Activities

In Q1 2008, net cash used in investing activities stood at (-)PLN 682m, while in the corresponding period in 2007 it amounted to (-)PLN 988m. The decrease in net cash used in investing activities in Q1 2008 resulted primarily from purchase of minority interest shares in Mazeikiu Nafta for PLN 464m. The proceeds from sale of shares, posted in Q1 2008, are an effect of the disposal of shares in AGROBOHEMIE a.s. and Synthesia a.s. for PLN 165m.

Cash from Financing Activities

In Q1 2008, net cash used in financing activities amounted to (-)PLN 237m, compared with PLN 437m in Q1 2007. The decrease is connected with a PLN 1,285m decline in funds obtained under new loan agreements and proceeds from issue of debt securities. In addition, cash from financing activities in Q1 2008 was adversely affected by redemption of debt securities for PLN 366m, whereas in Q1 2007 no such event was recorded.

The joint effect of the cash flows from all segments of the ORLEN Group's business was a PLN 67m increase in cash as at March 31st 2008 relative to end of 2007. Cash amounted to PLN 1,564m. To compare, as at March 31st 2007, it stood at PLN 2,394m.

Operating Data

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRODUCTION VOLUMES
for 3 months ended March 31st 2008

Output ('000 tonnes)	Q1 2007	Q1 2008	y-o-y change %	Q1 2008	% share	Q1 2008	% share	Q1 2008	% share
1	2	3	4=(3-2)/2	5	6=5/total for segment	7	8=7/ total for segment	9	10=9/ total for segment
Refining		**ORLEN Group**		**PKN ORLEN S.A.**		**Unipetrol Group**		**Mazeikiu Group**	
Crude oil throughput	5,768	6,501	12.7	3,421	-	1,027	-	1,984	-
Gasoline	1,179	1,493	26.6	665	*24.9*	177	*17.7*	652	*32.9*
Diesel fuel	1,848	2,237	21.0	1,096	*41.0*	423	*42.3*	717	*36.2*
Light fuel oil	291	294	1.0	251	*9.4*	12	*1.2*	0	*0.0*
A-1 jet fuel	122	171	40.2	79	*3.0*	14	*1.4*	78	*3.9*
Heavy fuel oil	756	779	3.0	307	*11.5*	45	*4.5*	431	*21.8*
LPG	128	131	2.3	56	*2.1*	20	*2.0*	81	*4.1*
Bitumens	68	78	14.7	0	*0.0*	27	*2.7*	0	*0.0*
Lubricants	77	74	-3.9	0	*0.0*	17	*1.7*	0	*0.0*
Other	208	51	-75.5	219	*8.2*	266	*26.6*	20	*1.0*
Total products	**4,677**	**5,308**	**13.5**	**2,673**	**-**	**1,001**		**1,979**	**-**
Total products		**ORLEN Group**		**PKN ORLEN S.A.**		**Unipetrol/ Chemopetrol**		**BOP**	
Polyethylene	124	138	*11.3*	0	*0.0*	86	*15.1*	52	*51.0*
Polypropylene	100	108	*8.0*	0	*0.0*	58	*10.2*	50	*49.0*
Ethylene	88	183	*108.0*	138	*33.7*	129	*22.6*	0	*0.0*
Propylene	58	117	*101.7*	98	*23.9*	69	*12.1*	0	*0.0*
Toluene	29	35	*20.7*	36	*8.8*	0	*0.0*	0	*0.0*
Benzene	40	77	*92.5*	32	*7.8*	46	*8.1*	0	*0.0*
Paraxylene	7	7	*0.0*	7	*1.7*	0	*0.0*	0	*0.0*
Ortoxylene	6	7	*16.7*	7	*1.7*	0	*0.0*	0	*0.0*
Acetone	8	8	*0.0*	8	*2.0*	0	*0.0*	0	*0.0*
Butadiene	23	16	*-30.4*	16	*3.9*	0	*0.0*	0	*0.0*
Glycol	22	31	*40.9*	31	*7.6*	0	*0.0*	0	*0.0*
Ethylene oxide	4	4	*0.0*	4	*1.0*	0	*0.0*	0	*0.0*
Phenol	12	13	*8.3*	13	*3.2*	0	*0.0*	0	*0.0*
Other	163	203	*24.5*	20	*4.9*	183	*32.0*	0	*0.0*
Total products	**684**	**947**	***38.5***	**410**	**-**	**571**	**-**	**102**	**-**
Chemicals		**ORLEN Group**		**PKN ORLEN S.A.**		**Unipetrol/Chemopetrol**		**Anwil Group**	
PVC	92	101	*9.8*	-	-	0	*0.0*	101	*22.2*
PVC granulate	16	18	*12.5*	-	-	0	*0.0*	18	*4.0*
Canwil	111	123	*10.8*	-	-	0	*0.0*	123	*27.0*
Ammonium nitrate	164	192	*17.1*	-	-	55	*100.0*	137	*30.1*
Caprolactam	0	0	-	-	-	0	*0.0*	0	*0.0*
Other	71	76	*7.0*	-	-	0	*0.0*	76	*16.7*
Total products	**454**	**510**	***12.3***	**0**	**-**	**55**	**-**	**455**	**-**
Total output	**5,815**	**6,765**	***16.3***	**3,083**	**-**	**-**	**-**	**-**	**-**

POLSKI KONCERN NAFTOWY ORLEN S.A.
SALES OF KEY PRODUCTS
for 3 months ended March 31st 2008

Sales at the ORLEN Group	Q1 2007	Q1 2008	y-o-y change %
1	2	3	4=(3-2)/2
	'000 tonnes	'000 tonnes	%
Refining (Production and Wholesale)			
Gasoline	967	1,212	25.3
Diesel fuel	1,581	2,024	28.0
Light fuel oil	343	369	7.6
A-1 jet fuel	135	182	34.8
Heavy fuel oil	664	769	15.8
LPG	115	96	-16.5
Bitumens	63	63	0.0
Base oils	57	63	10.5
Other	170	204	20.0
Total products	**4,095**	**4,982**	**21.7**
Refining (Retail)			
Gasoline	513	518	1.0
Diesel fuel	480	564	17.5
LPG	59	65	10.2
Other	1	0	-100.0
Total products	**1,053**	**1,147**	**8.9**
Refining (Production and Wholesale + Retail)	**5,148**	**6,129**	**19.1**
Segment Petrochemicals			
Polyethylene	117	118	0.9
Polypropylene	100	95	-5.0
Ethylene	69	76	10.1
Propylene	67	61	-9.0
Toluene	29	36	24.1
Benzene	36	72	100.0
Paraxylene	8	6	-25.0
Ortoxylene	6	8	33.3
Acetone	9	9	0.0
Butadiene	23	16	-30.4
Glycol	23	32	39.1
Ethylene oxide	4	4	0.0
Phenol	12	13	8.3
Other	260	233	-10.4
Total products	**763**	**779**	**2.1**
Chemicals			
PVC	96	82	-14.6
PVC granulate	18	17	-5.6

Canwil	119	132	*10.9*
Ammonium nitrate	138	152	*10.1*
Other	152	132	*-13.2*
Total products	**523**	**515**	***-1.5***
Petrochemicals and Chemicals	**1,286**	**1,294**	***0.6***
Other activities	**42**	**25**	***-40.5***
ORLEN Group – total	**6,476**	**7,448**	***15.0***

Information on the Effect of Inventories Valuation with the LIFO Method

The Management Board of PKN ORLEN S.A. hereby reports on the impact of the LIFO inventory valuation on PKN ORLEN's non-consolidated profit and the ORLEN Group's consolidated profit for Q1 2008. Profit before tax and net profit (i.e. including deferred tax), as estimated by the Company for PKN ORLEN and the ORLEN Group using the LIFO method, are as follows:

Profit, PLNm	Q1 2008		Q1 2007	
	Inventory valuation at the weighted average production or acquisition cost	LIFO valuation	Inventory valuation at the weighted average production or acquisition cost	LIFO valuation
Non-consolidated profit before tax	788	544	420	605
Non-consolidated net profit	665	467	390	540
Consolidated profit before tax	791	436	215	444
Consolidated net profit	644	351	140	324

PKN ORLEN S.A. and the ORLEN Group apply the inventory valuation method based on the weighted average production or acquisition cost. This method defers the recognition of oil price increase or decrease on the prices of final products. Therefore, the results benefit from increases in crude oil prices and suffer when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the results relative to the results obtained when the weighted average method is applied.

Until Q4 2007, according to the LIFO method applied by the ORLEN Group, increase in inventory (new layers) was valued at the unit price of an inventory item from Q1 of a given year, whereas it should be valued at purchase prices of current period. The difference between the two prices multiplied by a change in inventories affected costs and, as a result, profits as well (effect of change in prices of new inventory layers). To ensure best possible comparability of the revenues and costs of a given period, in Q4 2007 the Group estimated the effect of change in prices of new inventory layers (from the Q1 figures to the current period figures), and from Q1 2008 onwards, new layers of inventory are valued at current prices.

Regulatory Announcement

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Company	POLSKI KONCERN NAFTOWY ORLEN S.A. GDR (EACH REPR 2
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	07:00 14-May-08
Number	3698U07

RNS Number : 3698U
Polski Koncern Naftowy Orlen S.A.
14 May 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 31/2008 dated 13 May 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby announces that on 13 May 2008 its subsidiary, Zakłady Azotowe Anwil SA ("Anwil"), purchased on the secondary market 100 bonds issued by PKN ORLEN, with a par value per bond amounting to 100,000 PLN ("Bonds"). The unit price of the Bond amounted to 99,750.60 PLN. The redemption of the bonds will take place on 28 May 2008 at their nominal value.

The yield on the bonds is based on market conditions.

The Bonds were purchased by Anwil in order to manage its short term liquidity.

The Bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers

of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	POLSKI KONCERN NAFTOWY ORLEN S.A. GDR (EACH REPR 2
TIDM	POKD
Headline	Draft resolutions-AGM 06/06/2008
Released	07:00 14-May-08
Number	3693U07

RNS Number : 3693U
Polski Koncern Naftowy Orlen S.A.
14 May 2008

Regulatory announcement no 30/2008 dated 13 May 2008
Draft resolutions to be presented on the Ordinary General Meeting to be held on 6 June 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces the draft resolutions to be passed by the Ordinary General Meeting of Shareholders of PKN ORLEN as of 6 June 2008.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the election of the Chairman of the Ordinary General Meeting of Shareholders

§ 1

Pursuant to Article 409 § 1 sentence 1 of the Commercial Companies Code in conjunction with §5 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall elect

Mr/Ms .... as the Chairman of the General Meeting of Shareholders.

§ 2

The resolution shall come into force upon its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the adoption of the agenda of the Ordinary General Meeting of Shareholders

§ 1

The Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. resolves to adopt the following agenda:

1. Opening of the General Meeting of Shareholders.
2. Election of the Chairman of the General Meeting of Shareholders.
3. Confirmation of the proper convention of the General Meeting of Shareholders and its ability to adopt resolutions.
4. Adoption of the agenda.
5. Election of the Tellers Committee.
6. Examination of the report of the Management Board on the Company's activities and the Company's financial statement and also the motion of the Management Board regarding the allocation of the profit for the financial year 2007.

7. Examination of the report of the Management Board on ORLEN Capital Group's activities and the ORLEN Capital Group's consolidated financial statement for the financial year 2007.
8. Examination of the report of the Supervisory Board complying with the requirements of the Commercial Companies Code and Best Practices of Companies Listed on the Warsaw Stock Exchange.
9. Adoption of the resolution regarding the approval of the report of the Management Board on the Company's activities and the Company's financial statement for the financial year 2007.
10. Adoption of the resolution regarding the approval of the report of the Management Board on ORLEN Capital Group's activities and the ORLEN Capital Group's consolidated financial statement for the financial year 2007.
11. Adoption of the resolution regarding the allocation of the profit for the financial year 2007.
12. Adoption of resolutions regarding the acknowledgement of the fulfilment of duties by the members of the Company's Management Board in 2007.
13. Adoption of resolutions regarding the acknowledgement of the fulfilment of duties by the members of the Company's Supervisory Board in 2007.
14. Expansion of the composition of the Supervisory Board.
15. Conclusion of the General Meeting of Shareholders.

§ 2

The resolution shall come into force upon its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the election of the Tellers Committee

§ 1

Pursuant to § 8 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall elect the following persons as members of the Tellers Committee:

- ....
- ....
- ....

§ 2

The resolution shall come into force upon its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the approval of the report of the Management Board on the Company's activities and the Company's financial statement for the financial year 2007

§ 1

Pursuant to Article 395 § 2 pt. 1 of the Commercial Companies Code and Article 45 and Article 53 item 1 of the Accountancy Act in conjunction with § 7 item 7 pt. 1 of the Company Statutes, the

Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., having previously examined and become familiar with the opinion of the Company's Supervisory Board, shall resolve to approve the following reports and statements submitted by the Company's Management Board:

1. report of the Management Board on the Company's activities for the financial year 2007;
2. financial statement of the Company for the period from 1 January 2007 to 31 December 2007, including the following items verified by a certified auditor:

- balance sheet as of 31 December 2007 presenting the amount of PLN 31,969,707,445.39 (in words, Polish zlotys: thirty one billion nine hundred sixty nine million seven hundred seven thousand four hundred forty five, 39/100) both on the side of the total assets and the total equity and liabilities;
- income statement for the period from 1 January 2007 to 31 December 2007 presenting the net profit in the amount of PLN 2,759,858,667.10 (in words, Polish zlotys: two billion seven hundred fifty nine million eight hundred fifty eight thousand six hundred sixty seven, 10/100);
- additional information including the introduction to the financial statement and additional notes and explanations;
- statement of changes in equity, presenting an increase in the equity as of 31 December 2007 of PLN 2,823,995,041.22 (in words, Polish zlotys: two billon eight hundred twenty three million nine hundred ninety five thousand forty one, 22/100);
- cash flow statement presenting a decrease in the net cash of PLN 141,047,053.41 (in words, Polish zlotys: one hundred forty one million forty seven thousand fifty three, 41/100).

§ 2

The resolution shall come into force on the date of its adoption.

There were .... votes in favour of the resolution, ...

votes against the resolution and .... votes abstained.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the approval of the report of the Management Board on ORLEN Capital Group's activities and the ORLEN Capital Group's consolidated financial statement for the financial year 2007

§ 1

Pursuant to Article 395 § 5 of the Commercial Companies Code and Article 55 and Article 63c item 4 of the Accountancy Act in conjunction with § 7 item 7 pt. 1 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., having previously examined the opinion of the Company's Supervisory Board, shall resolve to approve:

1. report of the Management Board on the ORLEN Capital Group's activities for the financial year 2007;
2. consolidated financial statement of ORLEN Capital Group for the period from 1 January 2007 to 31 December 2007, including the following items verified by a certified auditor:
   - consolidated balance sheet as of 31 December 2007 presenting the amount of PLN 46,149,431,981.32 (in words, Polish zlotys: forty six billion one hundred forty nine million four hundred thirty one thousand nine hundred eighty one, 32/100) both on the side of the total assets and the total equity and liabilities;
   - consolidated income statement for the period from 1 January 2007 to 31 December 2007 presenting the net profit in the amount of PLN 2,480,426,238.61 (in words, Polish zlotys: two billion four hundred eighty million four hundred

twenty six thousand two hundred thirty eight, 61/100);

- additional information including the introduction to the consolidated financial statement and additional notes and explanations;
- statement of changes in equity, presenting an increase in the equity as of 31 December 2007 of PLN 1,036,801,729.61 (in words, Polish zlotys: one billon thirty six million eight hundred one thousand seven hundred twenty nine, 61/100);
- consolidated cash flow statement presenting a decrease in the net cash of PLN 853,001,880.23 (in words, Polish zlotys: eight hundred fifty three million one thousand eight hundred eighty, 23/100).

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the allocation of the profit for the financial year 2007

§ 1

Pursuant to Article 395 § 2 pt. 2 of the Commercial Companies Code and § 7 item 7 pt. 3 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., having considered the

motion of the Management Board and the opinion of the Supervisory Board, shall resolve to allocate the profit for the financial year 2007 in the following manner:

- the profit for 2007 in the amount of PLN 2,759,858,667.10 (in words, Polish zlotys: two billion seven hundred fifty nine million eight hundred fifty eight thousand six hundred sixty seven, 10/100) to be allocated:

  - to the supplementary capital in the amount of PLN 2,755,858,667.10 (in words, Polish zlotys: two billion seven hundred fifty five million eight hundred fifty eight thousand six hundred sixty seven, 10/100);
  - to the Company Social Benefits Funds in the amount of PLN 4,000,000.00 (in words: four million Polish zlotys).

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies

Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Igor Adam Chalupec in the financial year 2007, in connection with the function of the President of the Management Board held by him during the period from 1 January 2007 to 18 January 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Piotr Włodzimierz Kownacki in the financial year 2007, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2007 to 18 January 2007 and with the function of the President of the Management Board held by him

during the period from 18 January 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Wojciech Andrzej Heydel in the financial year 2007, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Jan Maciejewicz in the financial year 2007, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2007 to 15 March 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN

SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Cezary Krzysztof Smorszczewski in the financial year 2007, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2007 to 15 March 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Cezary Stanisław Filipowicz in the financial year 2007, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Krzysztof Piotr Szwedowski in the financial year 2007, in connection with the function of a Member of the Management Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Paweł Henryk Szymański in the financial year 2007, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2007 to 19 April 2007 and with the function of a Member of the Management Board held by him during the period from 19 April 2007 to 30 July 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ...

votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Waldemar Tadeusz Maj in the financial year 2007, in connection with the function of the Vice-President of the Management Board held by him during the period from 3 September 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Krystian Pater in the financial year 2007, in connection with the function of a Member of the Management Board held by him during the period from 15 March 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Dariusz Marek Formela in the financial year 2007, in connection with the function of a Member of the Management Board held by him during the period from 30 July 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Ms. Małgorzata Izabela Ślepowrońska in

the financial year 2007, in connection with the function of a Member of the Supervisory Board held by her during the period from 31 May 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Zbigniew Marek Macioszek in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Jerzy Woźnicki in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 31 May 2007 to 30 November 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN

SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Wojciech Pawlak in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 May 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Krzysztof Rajczewski in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Ryszard Sowiński in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 May 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Robert Czapla in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Marek Drac-Tatoń in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in

2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Raimondo Eggink in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Ms. Agata Janina Mikołajczyk in the financial year 2007, in connection with the function of a Member

of the Supervisory Board held by her during the period from 31 May 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO.

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Janusz Zieliński in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 6 July 2007 to 31 December 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Konstanty Brochwicz-Donimirski in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 May 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN

SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the acknowledgement of the fulfilment of duties in 2007

§ 1

Pursuant to Article 395 § 2 pt. 3 of the Commercial Companies Code in conjunction with § 7 item 7 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. shall acknowledge the fulfilment of duties by Mr. Wiesław Jan Rozłucki in the financial year 2007, in connection with the function of a Member of the Supervisory Board held by him during the period from 1 January 2007 to 31 May 2007.

§ 2

The resolution shall come into force on the day of its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

The resolution was adopted by way of secret ballot.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the establishment of the number of members of the Supervisory Board

§ 1

Pursuant to § 14 item 1 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN

S.A., the Ordinary General Meeting of Shareholders shall resolve the composition of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. to consist of .... persons.

§ 2

The resolution shall come into force upon its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

RESOLUTION NO. ....

OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

dated 6 June 2008

regarding the appointment to the Supervisory Board

§ 1

Pursuant to § 8 item 2 pt. 2 of the Company Statutes, the Ordinary General Meeting of Shareholders shall resolve to appoint Mr. / Ms. .... to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

The resolution shall come into force upon its adoption.

There were .... votes in favour of the resolution, ... votes against the resolution and .... votes abstained.

This information is provided by RNS
The company news service from the London Stock Exchange

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specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Date of EGM
Released	15:59 09-May-08
Number	1242U

Regulatory announcement 29/2007 dated 9 May 2008
Agenda for the Extraordinary General Meeting of PKN ORLEN as of 13 June 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN", "Company"), with reference to the motion of the shareholder the State Treasury, inline with Article 399 item 1 and Article 400 item 1 of the Code of Commercial Companies, and inline with §7 item 4 of the Company's Articles of Association, convenes the Extraordinary General Meeting ("Meeting") of PKN ORLEN, to be held on 13 June 2008. The Meeting shall commence at 11.00 CET in Plock (Poland) at the following address:
Centrum Edukacji – Grupa ORLEN
ul. Kobylińskiego 25.

Agenda of the Extraordinary General Meeting of Shareholders:
1. Opening.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions.
4. Approval of the Agenda.
5. Election of the Vote Counting Commission.
6. Changes to the composition of the Supervisory Board of PKN ORLEN.
7. Closure of the General Meeting of Shareholders.

PKN ORLEN hereby informs that in connection with Article 406 § 3 of the Code of Commercial Companies the participation in the Meeting is permitted on condition of submitting certificate at the latest one week before the Meeting, which means by 5 June 2008, in the Company's headquarters in Plock, Poland, 7 Chemikow St. (between 8:00 and 16:00 in the Legal Office – building 07, room 510). The certificates must state the number of shares owned, the number of votes and confirm that the shares will have been deposited in the account by the end of the Meeting.

Copies of the motions regarding the issues on the Agenda, including the draft resolutions of the General Meeting, will be distributed at least 14 days before the Meeting at the Company's headquarters in Plock, 7 Chemikow St., and in Warsaw, Chlodna 51 St. at the PKN ORLEN reception desk from 8 am till 4 pm.

The list of shareholders entitled to participate in the Meeting will be made available at the reception desk at the Company's headquarters in Plock, 7 Chemikow St. and in Warsaw, Chlodna 51 St. at the PKN ORLEN reception desk, for three business days before the Meeting.

Registration of shareholders and distribution of voting cards will begin at 10.00 on the day of the Meeting.

The PKN ORLEN Management Board announces that detailed information regarding the Extraordinary General Meeting, as well as materials relating to the Meting, are available on the PKN ORLEN website: www.orlen.pl.

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Anwil bought PKN shares
Released	07:00 08-May-08
Number	9356T

PKN ORLEN's subsidiary – Anwil – has purchased bonds issued by PKN ORLEN
Regulatory announcement no 28/2008 dated 7 May 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 7 May 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN026060608; value of the bond issue PLN 40,000,000, composed of 400 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 7 May 2008
- Redemption date: 6 June 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99, 489.30.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Mr.Heydel appointed for CEO
Released	18:08 29-Apr-08
Number	3907T

Regulatory announcement no 27/2008 dated 29 April 2008
Mr. Wojciech Heydel has been appointed for the position of Chief Executive Officer of PKN ORLEN

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), announces that the Supervisory Board of PKN ORLEN, following its meeting on 29 April 2008, has appointed Mr. Wojciech Heydel to the position of the President of the Management Board of PKN ORLEN, for the common, 3-year term of office of the Company's Management Board, that starts on 7 June 2008.

Mr. Wojciech Heydel

EDUCATION
1998 University of Michigan, USA, General Management (Executive Program)
1985 The Silesian University of Technology, Diploma, Automotive Vehicles Exploatation

PROFESSIONAL CAREER:

2004 – up until now **PKN ORLEN**
From February 2008 – up until now – in charge of the President of the Management Board
From November 2004 - – up until now Vice President of the Management Board, Sales

1990 – 2004 **BP Company**
2003 – 2004 President of the Management Board of BP Poland, Retail Sales Director
2001 – 2003 · Supply Chain Director for Central and Eastern Europe, International Supply Trading in London
2000 – 2001 Executive Team Member, Executive Office BP PLC, London
1998 – 1999 President of the Management Board of BP in Poland, LPG Sales Director
1995 – 1998 Member of the Management Board of BP in Poland, Director of Development of BP in Poland
1994 – 1995 Member of the Management Board of BP in Poland, Lubricant Oils Sales Director
1992 – 1993 Motor Oils and Industry Oils Sales Manager
1990 – 1991 First representative of BP Company in Poland
1990 Appointed by Corporation of British Industry for the training in BP Oil International, UK

1985-1990 **Institute of Naphta Technology in Cracow**
1988 -1990 Manager of the Motor Laboratory
1985 - 1988 Assistant

Mr. Wojciech Heydel has declared that upon joining the Management Board of PKN ORLEN as its President, he will not be involved in any activity that competes with PKN ORLEN; will not be a partner of any competing company; and will not be a member of any board of a competing incorporated company. Mr. Wojciech Heydel is not on the List of Insolvent Debtors kept on record on the National Court Register Act.

This announcement has been prepared pursuant to par. 5 section 1 subsection 22, and § 28 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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